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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM SE

SEP 15 2003

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Vineyard Oil & Gas Company	~~0000771582~~ 771582
Exact name of registrant as specified in charter	Registrant CIK Number
SCH 13E-3 Filed 9/12/03	~~000-13871~~ 5-43858
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document
(If other than the Registrant)

PROCESSED
SEP 16 2003
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of North East, State of Pennsylvania, 19 2003

Vineyard Oil & Gas Company
(Registrant)

By: James M. [signature] Treasurer
(Name and Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________________, 19 ____, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-KSB

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002 Commission File Number: 0-13871

VINEYARD OIL & GAS COMPANY

(Exact name of Registrant as specified in its Charter)

PENNSYLVANIA 25 1349204
(State or other jurisdiction of incorporation or organization (I.R.S. Employer Identification Number)

10299 West Main Road, North East, Pennsylvania 16428-0391
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (814) 725-8742

Securities registered pursuant to Section 12(b) of the Act:

None.

Securities registered pursuant to section 12(g) of the Act:

Common Stock, without par value
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No ___

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Parts II or III of this Form 10-KSB or any amendment to this Form 10-KSB. (X)

State issuer's revenues for its most recent fiscal year: $24,579,812

As of December 31, 2002, there were 5,325,562.50 shares of common stock issued and outstanding. The aggregate value of the voting stock held by non-affiliates of Vineyard Oil & Gas Company (hereinafter referred to as Vineyard, Company, or Registrant) on that date is unknown. The Registrant's stock is not listed on any exchange and private sale information is unavailable to management.

Documents Incorporated By Reference
None.

EXHIBIT NUMBER 11

COMPUTATION OF EARNINGS (LOSS) PER SHARE

For the Years Ended December 31, 2002 and 2001

	2002	2001
Net (Loss) Income	$ (71,887)	$ 126,200
Basic (Loss) Earnings		
Weighted average number of common Equivalent shares outstanding	5,325,563	5,275,563
Basic (loss) earnings per common share	$ (.013)	$ .024
Diluted		
Weighted average number of common Equivalent shares outstanding	5,325,563	5,275,563
Shares to be issued for compensation	0	50,000
Number of shares for diluted calculation	5,325,563	5,325,563
Diluted (loss) earnings per common share	$ (.013)	$ .024

TABLE OF CONTENTS

PART I

ITEM 1.BUSINESS

General Development of Business

Originally, Vineyard obtained oil/gas leases and developed those leaseholds into oil & gas production properties for its own account and on behalf of Limited Partners.

Over the past fifteen years, Vineyard Oil & Gas Company has shifted its primary business objectives towards the marketing of natural gas. Although remaining in the oil and gas production business, the 'gas marketing' segment of the company has become the dominant factor of the company's financial progress.

As a result of the company's original mission, several related 'profit centers' were established to service the company's oil & gas production, as well as unrelated third parties. Well Service, Equipment Rental, Pipeline Transmission and Gas Marketing, have all become part of Vineyard's business activities.

At present, Vineyard has no subsidiaries. The company is however, a 45% owner of Northern Pipeline, a Limited Liability Company that gathers and markets gas for third party producers. See investment in jointly owned company in Note D to the financial statements dated December 31, 2002, included in this form 10-KSB.

Vineyard was incorporated under the laws of Pennsylvania in November of 1978. Its principal executive office is at 10299 West Main Road, North East, PA. 16428, with a telephone number of (814) 725-8742.
(e-mail address steve@vogmarketing.com)

Further information concerning the industry segments of the Registrant can be found in Note F, to the financial statements dated December 31, 2002, included in this Form 10-KSB.

NARRATIVE DESCRIPTION OF BUSINESS DURING FISCAL 2002

Exploration and Development Activities

In December 2000, Vineyard formed a joint venture arrangement with another producer and drilled two wells in McKean County, Pennsylvania. Both of those wells have been completed and are producing gas as of the second quarter of 2002. The Company does plan to explore the possibility for exploration and development of natural gas and oil during the year 2003.

The company retains the ability to engage in all phases of drilling and completion of wells, other than the actual drilling.

Operation of Oil and Gas Wells

The Company operates approximately 164 gas wells and 13 oil wells on behalf of itself and Limited Partnerships of which it is also the General Partner, as well as operating approximately 33 wells for third parties. Such operations are primarily in New York and Pennsylvania.

Management of Investment Partnerships

As of December 31, 2002, the Company was the General Partner of 4 Limited Partnerships for which it maintained all books, records and annually provided appropriate tax information.

Revenue from Activities

The total revenue contributed by each of the various activities of the Company for the last two fiscal years is set forth in the Income Statement attached to this report.

Sources and Availability of Raw Materials

The Company has drilled two wells since 1987. The equipment the Company possesses from the drilling era is now being used to service wells, to repair wells and to install pipeline(s). Both plastic and steel pipe products are readily available and should continue to be available in 2003.
The Company is cognizant, however, that the oil and gas industry is subject to tremendous flux and a sudden increase in prices could result in shortages.

Seasonality of Business

The various segments of the Registrant's business are subject to seasonal changes. Revenues generated by the sale of natural gas are somewhat seasonal with more demand coming in the colder winter months when heating consumption is high. Vineyard has continued to stabilize its sales of natural gas by entering into contracts with several individual industrial end-users that use gas in the summer only, to provide for a more level consumption of natural gas on a twelve(12) month basis.

Comments Concerning Liquidity and Capital Resources

Information concerning Vineyard's practices with respect to liquidity and capital resources is set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" included in Item 6.

Major Customers

See Related Parties Transactions and Business Segment Information, and Major Customers and Suppliers contained in Note H to the Financial Statements dated December 31, 2002, included in this Form 10-KSB.

Competition

Vineyard's business activities in the service field, as well as gas marketing, are faced with competition from many similarly placed companies, as well as much larger companies and companies which are affiliates of major pipeline companies. The inconsistent price of natural gas has eliminated some competitors and has adversely affected many others, just as it has adversely affected Vineyard. The existence of other companies in the oil and gas business has not influenced the price of supplies, subcontracted services, and equipment consumed by Vineyard. Vineyard does not deem its oil and gas operations to be a significant factor in the industry as a whole, but believes that they are significant in it's immediate area of operations in Northwestern Pennsylvania.

Markets

Over 97% of Vineyard's gas production is serviced by one(1) major natural gas transportation company. The vast majority of wells owned and operated by Vineyard are adjacent to (NFG) a natural gas transmission company. Consequently, the Company is in an unequal bargaining position in contracting for price and volumes of natural gas to be purchased by natural gas pipeline companies.

Vineyard markets its natural gas production, via the pipelines mentioned above, to various endusers of natural gas rather than sell the gas directly to these pipelines. This marketing ability substantially increases the price Vineyard receives for its gas production

The agreement that Vineyard has with the pipeline company permits transportation of Vineyard's production to end-users. While the existence and availability of end-users is benefiting the Company in regards to a higher price for productions, as well as the taking of higher volumes, said end-user market is dependent on the pipeline companies. Lack of sales to end-users would cause a reduction in the price received by the Company for which the Company could sell on a day-to-day basis. The Company is confident that it possesses the contacts, knowledge, and information necessary to continue to market natural gas to end-users. The Company's ability to market to end-users is such that it is now marketing significant volumes of natural gas for third party producers of natural gas to industrial and commercial end users for a fee payable to the Company.

Gas Marketing

Demand for the Company's gas depends on many factors beyond Vineyard's control, including the level of domestic production, foreign imports, the price of fuel oil, access to pipelines, seasonal demands for fuel and government regulation. To help offset the impact of these factors, during the early 1980's, the Company began to market its gas as well as that of other producers directly to end-users and to broker gas via spot deals with suppliers and end-users. This portion of Vineyard's business has grown to higher levels and has become a major part of the Company's over-all business.

Pipelines

Vineyard Oil & Gas Company owns approximately 48 miles of pipelines that gather both its productions and that of other companies to be transported to the major transmission companies and directly to end-users. The Company is in the process of expanding this gathering system to allow producers to consolidate compression and dehydration.

The Company also owns a 45% interest in Northern Pipeline Company, LLC which imposes a gathering charge for the collection of natural gas.

Environmental Regulation

Vineyard's drilling and well services are subject to existing laws and regulations designed to protect the environment. Compliance with said laws and regulations has decreased the efficiency of the Company's operations but has not materially increased the cost of doing business. Environmental regulations are no more burdensome to Vineyard than to other similar oil and gas companies. Additional laws and regulations which could be passed or repealed at any time could result in a material increase or decrease in the cost of doing business.

Employees

On December 31, 2002, the Company had 13 full-time employees. None of Vineyard's employees are presently represented by a union for collective bargaining purposes.

ITEM 2. PROPERTIES

Information Concerning Reserves, Production Wells, Acreage, Drilling Activities, and Real Estate are as follows:

Introduction

The Company believes that it has satisfactory title to its interests in developed oil and gas properties, all of which are located primarily in New York and Pennsylvania. The Company's developed oil and gas properties are also subject to customary royalty interest generally contracted for in connection with the acquisition of the properties, burdens incident to operating agreements, current taxes, and easements and restrictions (collectively, "Burdens"). The Burdens are customary in the Company's industry and do not place the Company in a competitive disadvantage.

As is customary in the oil and gas industry in the case of undeveloped properties, little or no investigation of title is made at the time of acquisition (other than a preliminary review of local real estate records). However, investigations are generally made, and in virtually every case, a

The Company's headquarters in North East, Pennsylvania include an office complex, a four unit apartment house, a single family dwelling, a repair shop, a storage building and 19 acres of land zoned Industrial.

Definitions

The following words have the following definitions when used herein:

Gross Well or Gross Acre:	A gross well or gross acre is a well or acre in which an interest is owned. The number of gross wells or acres is the total number of wells or acres in which an interest is owned.
Net Well or Net Acre:	A net well or net acre is deemed to exist when the sum of fractional ownership interests in gross wells or net acres equals one. The number of net wells or net acres is the sum of the fractional interests owned in gross wells or gross acres.
Proved Oil and Gas Reserves:	Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing economic and operating conditions; i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not of escalations based upon future conditions.
Proved Developed Oil and Gas Reserves:	Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and available operating methods.
Proved Undeveloped Reserves:	Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those drilling units that offset productive units and that are reasonably certain of production when drilled.

Developed Acreage:	Developed acreage is acreage that is spaced or assignable to productive wells or is acreage held by production which eventually could receive additional wells.
Undeveloped Acreage:	Undeveloped acreage is acreage on which wells have not been drilled or completed to a point which would permit production of commercial quantities of oil and gas regardless of whether or not such acreage contains proved reserves.
Exploratory Well:	A well drilled to find and produce oil or gas in an unproven area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.
Development Well:	A well drilled within the proved area of an oil or gas reservoir to the depth of stratigraphic horizon known to be productive.
Dry Well:	A dry well is an exploratory or a development well found to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.
Barrels (Bbls.):	Equal to 42 U.S. gallons and represents the basic unit for measuring oil production.
Mcf:	Equal to the volume of 1,000 cubic feet of natural gas under prescribed conditions of pressure and temperature and represents the basic unit for measuring natural gas.

Significant Properties

As of December 31, 2002, the Company had no individual interests in an oil and gas property that accounted for more than 10% of the Company's proved developed oil or gas reserves, including the Company's interest in reserves owned by four Partnerships.

Oil and Gas Reserve Information

See Proved Reserves Table included in Note J (unaudited) to the Financial Statements dated December 31, 2002, included in this Form 10-KSB

Reserves Reported to Other Agencies

Vineyard does not file any estimates of total proved net oil or gas reserves with any other Federal authority or agency, other than the Securities and Exchange Commission on this Form 10-KSB.

Oil and Gas Production

The following table sets forth net quantities of oil and natural gas produced by Vineyard, including its proportional share in production of partnerships, for the years indicated. All production is from wells located in the United States. For further information see Note J to the Financial Statements dated December 31, 2002, included in this Form 10-KSB.

	2002	2001
GAS (mcfs)	129,187	128,327
OIL (barrels)	1,582	2,433

Average Annual Sales Prices and Production Costs

The following table sets forth the average annual sales price per unit of oil and gas produced by the Company, including its proportional interest in the production of Partnerships.

	2002	2001
Average Annual Sales Price per Unit of Gas (mcf)	$3.30	$4.37
Average Annual Sales Price per Unit of Oil (barrel)	$24.07	$24.19

Equivalent Average Annual Production Cost

	2002	2001
Gas (per mcf)	$1.03	$2.90
Oil (per barrel)	$13.53	$12.30

Oil and Gas Wells

The following table sets forth information as of December 31, 2002, regarding the Company's productive oil and gas wells.

	Gross Wells	Net Wells
Gas Wells	115	67.8
Oil Wells	11	5.3

Acreage

The following table sets forth information as of December 31, 2002, regarding the Company's developed and undeveloped oil and gas acreage.

LEASEHOLD ACREAGE

	Gross Acreage	Net Acreage
Developed Natural Gas Acreage	13,947.35	4,762.45
Undeveloped Natural Gas Acreage*	-0-	-0-
Developed Oil Acreage	75	27
Undeveloped Oil Acreage	25	25

* The lack of drilling activity in the Company's area of operations has resulted in large amounts of undeveloped acreage being freed from the obligations of oil and gas leases. The Company currently has undrilled locations on acreage held for the benefit of the Company by production and is confident that it can acquire acreage in amounts in excess of its needs in the event of an up-turn in drilling activity.

Natural gas lease acreage typically costs the Company between $2.00 and $5.00 per acre in delayed rentals. No delay rentals are currently paid. The majority of the natural gas leases entered into by the Company are for a two-(2) year period, and typically is a 7/8th interest. Oil acreage generally is burdened by additional third party royalty interest and generally a lease is being held by production on some part of that lease.

Drilling Activity

Present Activities

In December 2000, Vineyard formed a joint venture arrangement with another producer and drilled two wells in McKean County, Pennsylvania. Both of these wells have been completed and went into production in 2002.

ITEM 3. LEGAL PROCEEDINGS

There are no material pending legal proceedings for the Company other than being party to several actions which arise in the normal course of the Company's business. In Management's opinion, none of these lawsuits or proceedings should, individually or in the aggregate, have a material adverse affect upon the financial position of the Company.

See Note G to the Financial Statements dated December 31, 2001, included in this Form 10-KSB.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of the Company's security holders during the fourth quarter of the year 2002.

PART II

ITEM 5. MARKET FOR THE REGISTRANTS COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market and Value of Common Stock

There is no established public trading market for Vineyard's common stock. Vineyard's common stock is traded privately on a sporadic basis principally in the Northwestern Pennsylvania market.

Number of Holders of Common Stock

As of December 31, 2002, the stock ledger of the Registrant indicated that there were 963 shareholders of its common stock.

Dividends

The Company did not declare or pay a dividend during fiscal 2002. The Board of Directors does not anticipate paying or declaring a dividend during fiscal 2003 or in the near future.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Comparable results of 2002 were lower than the financial results of 2001. The company lost ground in total revenues and net income almost in direct relation to the lower market value of oil and gas. Moreover, the company actually increased natural gas production from 128,327 mcfs produced in 2001 to 129,187 mcfs in 2002, but the average price for each mcf was $1.07 lower in 2002.

The lower natural gas commodity price negatively impacted gas marketing total revenue as well. Total marketing through put levels were only slightly lower; 6,746,822 mcf's in 2001 compared to 6,579,882 in 2002, but when multiplied by the lower sales price (2001 NYMEX average price $4.27 and $3.22 for 2002), a decrease resulted.

Each of the company's business requirements showed a decrease in direct costs. General and administrative costs were lower as well, however, accounting fees increased by almost $100,000.00 due to costs associated with the company's restatement (filed with Security and Exchange Commission in September 2002).

Despite the lower net income in 2002, the company cash position remained strong, showing an increase over the year ending in December 31, 2001. Working capital has improved and maintains at a level near $900,000.00, which bodes well for the fiscal health of Vineyard.

The 2002 results are very much a function of the free markets' valuation of the commodity we produce and market. Natural gas prices began to rally in the fourth quarter, helping our production income, however, colder temperatures and much higher customer gas consumption, required our marketing business segment to "cover a short portion", which more then offset the gain realized through sales of production. That trend continues throughout the '02-'03 winter season.

These results have given management a perspective to position the company to fully maximize our existing oil and gas production and evaluate exploration efforts during this period of high energy prices. These efforts can serve to lesson the company's reliance on the performance of our business segment

Liquidity and Capital Resources

The cash flow of Vineyard Oil & Gas Company is dependent primarily on gas marketing sales and sales of oil and gas production.

The Company will continue to review the various cost centers in an effort to control and reduce expenses where possible.

Comparative Results of Operations

The total revenues for 2002 decreased $10,784,631, or 31% from 2001. Gas marketing decreased $10,458,505, or 31%. The decrease in gas marketing was due to a slight decrease in volume of gas sold, and a substantial decrease in price. Production and well services decreased, $203,118, or 29% in 2002. The most significant reason was price decreases throughout the year. Equipment rental and service income decreased $88,245 or 17% from 2001. The company completed two major pipeline projects in 2001. No comparable pipeline projects were done in 2002 resulting in lower revenue levels. Other income increased $17,260, or 19% over 2001. This is primarily due to an increase in interest income in 2002. Equity in earnings of a jointly owned company decreased $52,023 or 65% from 2001. This was due to the company's share of the decreased operating income of the jointly owned investment.

Direct costs decreased $10,445,803 from the year 2001. Gas marketing costs decreased $10,308,286, due to a slight decrease in gas purchased coupled with a substantial decrease in price. Production and well service costs decreased $43,412 in 2002. Production cost decreases of $42,960 was combined with a decrease in well service costs of $452. Equipment expenses decreased $94,530, or 18% from 2001. The decrease reflects the missing costs associated with the two pipeline projects in 2001. Depreciation expenses increased slightly by $425 over 2001.

General and administrative expenses decreased $135,776 in 2002. A major cause of the decrease was a significant decrease in bad debt expenses of $288,400, this was offset by an increase in several other expenses. Some of the more significant increases were accounting fees increasing by $97,782 and attorney fees increasing by $39,537.

Net income decreased $198,087 from 2001. By reportable segments, marketing profit decreased $150,219, equipment rental loss decreased $6,285, and oil and gas production and well services profit decreased $160,131, while all others, which include general and administrative expenses, offset by other income, showed a net decrease in expenses of $105,978. These differences are explained above.

Net working capital at December 31, 2002 increased $35,217 over 2001. The current assets were more in 2002 by $926,153, and current liabilities were more by $890,936. Cash and accounts receivable increased by $330,431 and $537,197 in 2002, respectively. Inventory had a slight increase of $2,256 and prepaid expenses also increased by $56,269 in 2002. The increase in current liabilities was due primarily to an increase in trade payables and production distribution payable of $496,419 and $422,183, respectively.

Fixed assets showed a net decrease of $44,582. Purchases of $9,461 were offset by the current year provisions for depreciation of $54,043.

Leased property in 2002 represents a truck valued at $75,000 less accumulated depreciation of $41,250.

Cash restricted for well plugging increased $2,266, interest earned on principal for the year.

Investments represent the company's interest in a jointly owned company. The investment has a net decrease of $9,498 from 2001. The account was increased by the company's share of net income of $28,261, and reduced by distributions reserved of $37,759.

Long term receivables of $150,000 represents the estimated balance of certain accounts receivable whose receipt is expected to be deferred more than one year.

Long term obligations under capital leases decreased by $9,754, the amount of principal payments made during this year.

Common stock increased $2,500, representing 50,000 shares at par value of $.05. The stock was issued to the President representing a stock bonus.

At December 31, 2002, cash increased $332,697 from December 31, 2001. The principal factor was the increase of accounts payable offset by the increase in accounts receivable. Operations provided cash of $342,414, investing activities provided cash of $37, and financing activities used $9,754 of cash, representing the total net cash increase.

ITEM 7. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The response to this is submitted in a separate section of this report.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The firm of Gorzynski, Felix and Gloekler, P.C., was retained by the Company for the 2002 audit. There were no disagreements with the auditors on any matters of accounting principles or practices, financial statement disclosures, or auditing scope and procedures for the years ended December 31, 2002, and 2001.

ITEM 9. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Directors, Officers, and Nominees as of December 31, 2002.

Name	Age	
James J. Concilla	65	Mr. Concilla, founder of the Company, retired as Board Chairman and Company President in April of 2000. Mr. Concilla has been an employee, Director and Officer of the Company since its organization in 1978. Mr. Concilla retired as an employee in May of 2001. Mr. Concilla remains a member of the Wage & Bonus Committee. Mr. Concilla has a Bachelor of Science Degree from Edinboro University and a Master Degree in Mathematics from the State of Pennsylvania.
James J. MacFarlane	40	Mr. MacFarlane has been a Director since 1993 and also, is a member of the Audit Committee. Mr. MacFarlane holds a Bachelor of Science Degree from the University of Pittsburgh at Bradford. Mr. MacFarlane is President of MacTech Mineral Management, Inc. in Bradford, Pennsylvania.
W. Eric Johnson	44	Mr. Johnson is the Chairman of the Audit Committee. Mr. Johnson was elected to the Board in 1997. Mr. Johnson holds a Bachelor of Science Degree from the University of Dayton. Mr. Johnson has been a stockbroker with Acument, Inc. in Erie, PA since 1989.
David H. Stetson	44	Mr. Stetson was elected as a Director in 1998. Mr. Stetson is a member of the Executive and Audit Committees. Mr. Stetson has been President and Co-owner of Stetson Brother's Hardware Store, Inc. in North East,PA., for the past twenty years.
Robert L. Garfield	63	Mr. Garfield was appointed as a Director in August 2000. Mr. Garfield is a member of the Wage/Bonus Committee. Mr. Garfield is an independent broker of gas and electricity. Previously Mr. Garfield served as Vice-President of Kidder Exploration, Inc. from 1989 until their 1993 sale to National Fuel Resources. Prior to that, Mr. Garfield served as the President of Environ Securities, a subsidiary of Envirogas, Inc. from 1982 to 1989. In addition, Mr. Garfield held several Executive positions with Security Peoples Bank, Erie, Pa from 1969 to 1982. Mr. Garfield has a Bachelor of Science Degree from Grove City College, Grove City, PA.
William Fustos	44	Mr. Fustos was appointed as a Director in July 2002 and succeeded James MacFarlane as Board Chairman. Mr. Fustos also serves as Chairman of the Executive Committee. Mr. Fustos is the Vice President of East Resources, Inc. of Wexford, Pennsylvania. He is a 1979 graduate of Penn State University and is a registered Petroleum Natural Gas Engineer. Mr. Fustos is a member of the Society of Professional Engineers.

Robert Long	48	Mr. Long was appointed as a Director in December 2002 and is a member of the Executive Committee. Mr. Long is the Executive Vice President of East Resources and the Vice President of Sabre Oil and Gas, Inc. Mr. Long graduated from Alford University in 1973 and holds as Associates Degree in Civil Engineering. Mr. Long is a certified Professional Landman and is a member of the American Association of Professional Landman.

Current Officers and Directors	Title/Office	Year in Which Service as Director Began	Term to Expire at Annual Meeting in
James J. Concilla	Director	1978	2005
James J. MacFarlane	Director	1993	2004
William Fustos	Board Chairman	2002	2004
W. Eric Johnson	Director	1997	2003
David H Stetson	Director	1998	2004
Robert L. Garfield	Director	2000	2003
Robert H. Long	Director	2002	2005
Stephen B. Millis	President		
James M. Reynard	Secretary/Treasurer		

December 31, 2002 Board Committees and Members

Executive	Audit	Wage/Bonus
William Fustos	W. Eric Johnson	Robert L. Garfield
David H. Stetson	David H. Stetson	James J. Concilla
Robert H. Long	James J. MacFarlane	

ITEM 10. EXECUTIVE COMPENSATION

Executive Officers

The following table sets forth certain information concerning compensation during fiscal 2000, 2001 and 2002 by the Company to each of the Company's executive officers.

Summary Compensation Table

Name and Principal Position	Year	Base Salary (1)	Commissions (2)	Bonus (3)(4)(7)	Other (5)(6)
James J. Concilla	2002	0	0	0	0
President, Chairman	2001	$12,115	0	0	$6,627
of the Board through	2000	$44,342	0	0	0
March 31, 2000					
Stephen B. Millis	2002	$85,000	0	0	0
President as of	2001	$85,000	0	0	0
April 1, 2000	2000	$79,615	0	$6,908	$38,000

Jeffery L. Buchholz Secretary/Treasurer Through October 16, 2002	2002 2001 2000	0 $1,500 $1,042	0 0 0	0 0 0	0 0 0
James M. Reynard Secretary/Treasurer As of October 17, 2002	2002 2001 2000	$11,166 0 0	0 0 0	0 0 0	0 0 0
James J. MacFarlane Chairman of Board from April 1, 2000 to December 7, 2002	2002 2001 2000	$11,000 $12,000 $4,681	0 0 0	0 0 0	0 0 0
William Fustos Chairman of Board As of December 8, 2002	2002 2001 2000	$1,000 0 0	0 0 0	0 0 0	0 0 0

(1) In May of 2001, Mr. Concilla retired as an employee of the company.

(2) Reflects commissions related to the sale of natural gas

(3) In 2000, compensation contracts were negotiated for Mr. Millis and employee Mr. Scott Sampson which include stock bonus awards of 100,000 shares each which 50,000 and 100,000,respectively, were paid in the year 2001.

(4) In April 2000, Mr. Millis was given a two year employment contract which stipulated, among other things, a base salary of $85,000 per year and a incentive bonus calculated on three years earnings history.

(5) The company awarded Mr. Concilla a 1996 Ford explorer as part of a severance package in 2001.

(6) Mr. Millis was paid $38,000 as consideration in his employment contract for a general release and covenant not to compete.

(7) The amount of $6,908 is an accrual on the books for a performance bonus payable to Mr. Millis in 2001 paid in 2002. The amount is calculated based on his employment contract.

No officer received any other non-cash compensation during the years ending December 31, 2000, 2001 or 2002, other than health insurance which all full-time employees of the Company are entitled to receive.

Executive Officer Severance Package

An Executive Officer severance package which was in effect for Chief Executive Officer Concilla and Vice President Millis was withdrawn by the Wage/Bonus Committee, which is a majority of the Board of Directors, in December of 1997. Mr. Millis disputed his severance and compensation package during 1999. This has subsequently been settled in the first quarter of 2000.

No stock options were awarded to any directors, executive officers or other employees of the Company during fiscal 2002.

Directors

Directors are paid $150 for each meeting of the Board of Directors at which the director is present. In addition, directors attending committee meetings, or phone meetings, are also each paid $150 per meeting.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

Set forth below is information, as of December 31, 2002 concerning the stock ownership of all persons who own of record or are known to the Company to own beneficially at least 5% of the outstanding common stock, all directors owning stock and all officers and directors as a group.

Name and Address	Number of Shares (1)(2)	Percentage of Class
Sabre Oil & Gas Inc.	1,043,710.63	19.8%
James J. Concilla 20 Blaine Street North East, PA 16428	7,162.50	0.1%
Stephen B. Millis 11370 Martin Road North East, PA 16428	322,650.00	6.0%
David H. Stetson 9916 East Lake Road North East, PA. 16428	81,487.50	1.5%
All Officers and Directors as a group (3 individuals)	411,300.00	7.7%

NOTE: Director MacFarlane is not a shareholder.

(1) On May 13, 2002, directors Concilla, Valone, Buchholz and Johnson, sold 100% of there stock position in the company.

(2) All shares are beneficially owned and the sole investment and voting power is held by the persons named. Includes shares which may be owned beneficially by the wives and/or minor children and/or trusts for the benefit of the minor children of the persons names, as to which beneficial interest is disclaimed.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

PART IV

ITEM 13. EXHIBITS, FINANCIAL STATEMENTS SCHEDULES, AND REPORTS ON FORM 8-K

(a) (1), (2), and (3) The response to this portion of Item 13 is submitted as a separate section of this Report.

(b) Reports on Form 8-K filed in the fourth quarter 1999: None.

(c) Other reports on Form 8-K: None.

(d) Exhibits - The response to this portion of Item 13 is submitted as a separate section of this Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VINEYARD OIL & GAS COMPANY

STEPHEN B. MILLIS	President
WILLIAM FUSTOS	Chairman, Board of Directors
JAMES M. REYNARD	Secretary/Treasurer
JAMES J. CONCILLA	Director
ROBERT H. LONG	Director
W. ERIC JOHNSON	Director
DAVID H. STETSON	Director
ROBERT L. GARFIELD	Director
JAMES J. MACFARLANE	Director

FORM 10-KSB ITEM 7
VINEYARD OIL AND GAS COMPANY
FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Independent Auditors' Report

Board of Directors
Vineyard Oil and Gas Company
North East, Pennsylvania

We have audited the accompanying balance sheet of Vineyard Oil and Gas Company as of December 31, 2002, and the related statements of income, retained earnings, and cash flows for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to provide reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes an assessment of the accounting principles used and significant estimates made by management, as well as an evaluation of the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vineyard Oil and Gas Company at December 31, 2002, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Gorzynski, Felix and Gloekler, P.C.

March 31, 2003

VINEYARD OIL AND GAS COMPANY
Balance Sheet
December 31, 2002

ASSETS

Current Assets		
Cash	$	612,457
Accounts receivable, less allowance for doubtful accounts of $348,607		5,795,859
Inventories		51,825
Prepaid expenses		134,711
Total current assets		6,594,852
Property, Plant and Equipment		
Land and land improvements		193,680
Building and improvements		267,618
Oil and gas properties and transmission equipment		5,482,134
Drilling and other equipment		1,239,353
		7,182,785
Less: accumulated depletion, depreciation and amortization		(6,811,637)
		371,148
Leased Property		
Capital lease, less accumulated amortization of $41,250		33,750
Other Assets		
Long term trade receivables		150,000
Cash restricted for well plugging		252,195
Investments - at equity		85,245
		487,440
	$	7,487,190

See notes to financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities	
Accounts payable	
Trade	$ 5,043,120
Production distribution payable	610,190
Accrued expenses	41,090
Current portion of obligations under capital leases	10,470
Total current liabilities	5,704,870
Long Term Liabilities	
Obligations under capital leases	39,979
Deferred Revenue	394,322
Shareholders' Equity	
Common stock, authorized 15,000,000 shares without par value, issued 5,325,563 shares at December 31, 2002, at stated value of $.05	266,278
Additional paid-in capital	4,965,430
	5,231,708
Retained Earnings (Deficit)	(3,658,769)
	1,572,939
Less: Cost of 67,944 Shares Held in Treasury	(224,920)
	1,348,019
	$ 7,487,190

VINEYARD OIL AND GAS COMPANY
Income Statements
For the Years Ended December 31, 2002 and 2001

	2002	2001
Earned Revenues		
Gas marketing	$ 23,496,035	$ 33,954,540
Production and well services	515,054	718,172
Equipment rental and service income	431,468	519,713
	24,442,557	35,192,425
Other income	108,994	91,734
Equity in earnings of jointly owned company	28,261	80,284
	24,579,812	35,364,443
Costs and Expenses		
Direct costs of earned revenues		
Gas marketing	$ 23,096,894	33,405,180
Production and well services	225,447	268,859
Equipment expenses	449,989	544,519
Depreciation and amortization	54,444	54,019
	23,826,774	34,272,577
General and administrative	803,231	939,007
Depreciation	14,599	19,654
Interest	7,095	7,005
	24,651,699	35,238,243
Net (Loss) Income Before Income Taxes	(71,887)	126,200
Income Taxes	0	0
Net (Loss) Income	$ (71,887)	$ 126,200
Basic (Loss) Earnings Per Common Share	$ (.013)	$ .024
Diluted (Loss) Earnings Per Common Share	$ (.013)	$ .024

See notes to financial statements.

VINEYARD OIL AND GAS COMPANY
Statements of Shareholders' Equity
For the Years Ended December 31, 2002 and 2001

	Common Stock	Capital in Excess of Par Value	Retained Earnings (Deficit)	Treasury Stock
Balance at January 1, 2001	$256,278	$ 4,975,430	$(3,713,082)	$(224,920)
Stock Bonuses Awarded	7,500	(7,500)	0	0
Net Income For the Year	0	0	126,200	0
Balance at December 31, 2001	263,778	4,967,930	(3,586,882)	(224,920)
Stock Bonuses Awarded	2,500	(2,500)	0	0
Net (Loss) For the Year	0	0	(71,887)	0
Balance at December 31, 2002	$266,278	$ 4,965,430	$(3,658,769)	$(224,920)

VINEYARD OIL AND GAS COMPANY
Statements of Cash Flows
For the Years Ended December 31, 2002 and 2001

	2002	2001
Operating Activities		
Net (loss) income	$(71,887)	$ 126,200
Adjustments to reconcile net (loss)income to net cash provided by (used in) operating activities:		
Depletion, depreciation and amortization	69,043	73,673
Provision for losses on accounts receivable	(90,022)	151,374
(Gain) on disposal of assets		(1,000)
Changes in operating assets and liabilities providing (using) cash:		
Accounts receivable	(397,174)	1,257,186
Inventories	(2,256)	17,538
Prepaid expenses	(56,269)	379,652
Accounts payable	918,602	(3,396,265)
Accrued expenses	(28,382)	(22,184)
Deferred revenue	759	5,734
Net cash provided by (used in) operating activities	342,414	(1,408,092)
Investing Activities		
Purchases of property, plant and equipment	(9,461)	(44,632)
Proceeds from sale of equipment	0	1,000
Change in investment in jointly-owned company	9,498	79,043
Net cash provided by investing activities	37	35,411
Financing Activities		
Principal payments under capital lease obligation	(9,754)	(9,087)
Net cash (used in) financing activities	(9,754)	(9,087)
Increase (Decrease) in Cash	332,697	(1,381,768)
Cash at Beginning of Year	531,955	1,913,723
Cash at End of Year (Note B)	$ 864,652	$ 531,955

VINEYARD OIL AND GAS COMPANY
Notes to Financial Statements
December 31, 2002

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - Vineyard Oil and Gas Company is a producer and marketer of its own oil and natural gas and gas produced by others. It also transports natural gas and performs well maintenance, service, construction, trucking and other jobs related to the oil and gas industry.

Restricted Cash - Restricted cash consists of cash collected from limited partnerships, which is held in escrow in separate bank accounts, and a certificate of deposit is required by the state to be maintained to offset future plugging costs. Since these funds will be restricted for a period of more than one year, the assets and any deferred revenue related thereto have been classified as noncurrent items. (See Deferred Revenue.)

Inventories - Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventory consists of parts and piping utilized in the Company's oil and gas operations.

Development Costs of Oil and Gas Properties - The Company follows the successful efforts method of accounting for its oil and gas producing activities as prescribed by SFAS Statement No. 19. Under this method, all costs of production equipment, properties and wells were capitalized and are depleted on the units of production method based on the estimated recoverable oil and gas reserves. Costs of acquiring undeveloped oil and gas leasehold acreage were capitalized. Geological expenses were charged against income as incurred.

For income tax purposes, tangible costs are depreciated using accelerated tax methods and intangible costs are expensed when incurred.

Property, Plant and Equipment - Property, plant and equipment is stated using historical cost. Expenditures for major additions or betterments are capitalized. Maintenance and repairs are charged to expense as incurred. Differences between amounts received and net carrying value of assets retired or disposed of are included in the income statement. For the year ended December 31, 2001 the Company realized a net gain on the disposal of assets of $1,000. There were no disposals for the year ended December 31, Depreciation of assets is computed by the straight-line method for financial reporting purposes at rates sufficient to amortize the costs over their estimated useful lives and by accelerated methods for income tax purposes.

Investments in Limited Partnerships - The Company accounts for its investments in limited partnerships under the proportional consolidation method, which recognizes its share of earnings or losses after the date of acquisition.

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deferred Revenue - The Company, as general partner, has withheld from prior years' quarterly partnership distributions an estimated fee for future well plugging charges. The plugging fees are recorded as a deferred cost until the actual plugging costs have been incurred by the partnerships. The Company holds in escrow cash collected from the partnerships, plus earnings thereon, designated to cover these future costs. Future collections are contingent upon future revenue distributions and therefore are currently indeterminable. The Company plugged 28 oil and 4 gas wells in 1998 at a cost of $48,000. No wells were plugged in the years 1999 through 2002. See note G for additional information.

Income Taxes - The Company provides for taxes based on income as reported in the income statement. Deferred income taxes and deferred tax assets and liabilities are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

Earnings Per Share - Basic earnings per share are determined by dividing net income by the weighted average number of common shares outstanding (5,325,563 in 2002 and 5,275,563 in 2001).

The following schedule summarizes the changes in the number of shares of capital stock:

	Common Stock
Balance at January 1, 2002	5,275,563
Issuance of shares - Year 2002	50,000
Balance at December 31, 2002	5,325,563

Concentrations of Credit Risk - Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash investments and trade accounts receivable.

At December 31, 2002, accounts receivable, net of allowance, amounted to $5,795,859.

At December 31, 2002, the carrying amount of the Company's deposits was $864,652 and the bank balance was $1,032,769. Of the bank balance, $254,813 was covered by federal depository insurance, $147,195 was insured under a brokerage firm's umbrella policy, and $630,761 was uninsured.

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Credit risk with respect to trade accounts receivable is generally diversified due to the number of entities comprising the Company's customer base and their dispersion across many different industries, however, many receivables are individually significant.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates related to allowance for uncollectible accounts receivable, inventory obsolescence, depreciation, and oil and gas reserves. These estimates may be adjusted as more current information becomes available, and any adjustment could be significant.

Marketing Risk Factors - The Company's gas marketing business segment is subject to certain financial exposure inherent to the industry. Extensive measures are taken to limit pricing and supply exposure, however the natural gas commodity traded by the Company is volatile and is driven by factors beyond the control of the Company.

NOTE B - CASH FLOW INFORMATION

For purposes of the statement of cash flows, cash includes demand deposits, certificates of deposit and short-term investments with original maturities of three months or less.

Short term investments consist of money market funds and are reported at market value, which equals cost.

The Company's non-cash investing and financing activities and cash payments for interest and income taxes were as follows:

Cash paid during the year for:

	2002	2001
Interest	$ 7,095	$ 7,005
Income taxes	0	0
Noncash financing activities:		
Stock bonus awarded	2,500	0

NOTE B - CASH FLOW INFORMATION (CONTINUED)

Cash consists of the following at the end of each year presented:

	2002	2001
Cash in bank	$ 717,457	$ 387,026
Short-term investments	147,195	144,929
	$ 864,652	$ 531,955

Cash is classified as follows for financial statement reporting purposes:

	2002	2001
Unrestricted cash	$ 612,457	$ 282,026
Cash restricted for well plugging	252,195	249,929
	$ 864,652	$ 531,955

NOTE C - INCOME TAXES

The components of the provision (benefit) for income taxes are:

	2002	2001
Current		
Federal	$ 0	$ 0
State	0	0
	$ 0	0
Deferred		
Federal	0	0
State	0	0
Valuation allowance	0	0
	0	0
Total tax provision	$ 0	$ 0

The tax effects of significant items comprising the net deferred tax asset are as follows:

NOTE C - INCOME TAXES (CONTINUED)

	2002	2001
Deferred tax assets:		
Operating loss and tax credit carryforward	$ 1,492,436	$ 1,331,106
Property and equipment	4,446	3,145
Total deferred tax assets	$ 1,496,882	$ 1,334,251
Valuation allowance	(1,496,882)	(1,334,251)
Net deferred tax asset	$ 0	$ 0

The net increase (decrease) in the valuation allowance was $162,631 between 2002 and 2001, primarily as a result of expiration of carryforwards and current year net loss.

A valuation allowance is provided when it is more likely than not that some portion of the Company's deferred tax assets will not be realized. The valuation allowance recorded in the financial statements reduces deferred tax assets to an amount that represents Management's best estimate of the amount of deferred tax assets that more likely than not will be realized.

The difference between the total tax provision and the amount computed by applying the statutory federal income tax rates to pre-tax income is as follows:

	2002	2001
Statutory rate applied to pre-tax income	$ 0	$ 32,450
State taxes, net of federal tax benefit	0	13,000
Valuation allowance	0	(45,450)
Provision for income taxes	$ 0	$ 0

The Company has available at December 31, 2002, unused operating loss carryforwards, which may provide for future tax benefits expiring as follows:

Year of Expiration	Federal Unused Operating Loss Carryforward	Pennsylvania Unused Operating Loss Carryforward
2003	$1,544,234	$ 0
2004	1,593,565	0
2005	0	0
2006	102,646	0
2007	5,592	0
2008	51,581	0
2009	0	26,756
2010	0	310,375

NOTE C - INCOME TAXES (CONTINUED)

2013	0	0
2014	159,937	0
2015	302,085	0
	$3,803,882	$ 337,131

NOTE D - OTHER ASSETS

1. Investment in jointly owned company

The Company owns a 45% interest in Northern Pipeline Company, LLC, which operates a pipeline for the transportation of natural gas and which began operations in July, 1997. This investment is carried at cost, under the equity method, and is adjusted for the Company's proportionate share of undistributed earnings or losses.

Following is a summary of unaudited financial position and unaudited results of operations of Northern Pipeline Company, LLC:

	2002	2001
Current assets	$180,266	$ 55,073
Property and equipment, net	362,387	440,998
Other assets, net	0	0
	$542,653	$496,071
Current liabilities	$116,649	$ 58,561
Equity	426,004	437,510
	$542,653	$496,071
Sales	$344,586	$350,826
Net income	$ 62,802	$178,410

2. Long term trade receivables - Long term trade receivables represent receivables expected to be collected after December 31, 2003.

NOTE E - RELATED PARTY TRANSACTIONS

1. The Company is reimbursed for actual and necessary expenses paid or incurred in connection with its management of various related limited partnerships. It also charges the partnerships for certain well-tending and related services provided.

NOTE E - RELATED PARTY TRANSACTIONS (CONTINUED)

Transactions and balances for December 31, 2002 and 2001 are as follows:

	2002	2001
Well services revenue	$ 61,224	$ 49,339
Production and royalties revenue	322,945	496,570
Gas marketing revenue	0	0
	$ 384,169	$ 545,909
Accounts receivable	$ 273,102	$ 127,875
Accounts payable	$(610,190)	$(177,184)

2. The Company charges Northern Pipeline, LLC, for equipment rental and a monthly management fee.

Transactions and balances for December 31, 2002 and 2001 are as follows:

	2002	2001
Equipment rental and service income	$ 51,692	$ 0
Other income	4,320	4,320
	$ 56,012	$ 4,320
Accounts receivable	$ 52,674	$ 2,400
Accounts payable	$ 39,266	$ 47,829

3. In May 2002, in a private transaction, Sabre Oil and Gas, Inc. acquired a 19.8% interest in the company from a group of shareholders, which included four of the seven directors of the company. Sabre and its affiliate, East Resources, Inc., are major suppliers of natural gas production sold under the Company's gas marketing segment. In 2002, Vineyard purchased $7,830,041 of natural gas from East Resources and Sabre. Accounts payable at December 31, 2002 included $1,107,613 and $1,127,378 to East Resources and Sabre respectively.

Sabre and East also collectively own 55% of Northern Pipeline, L.L.C.

NOTE F - BUSINESS SEGMENT INFORMATION

Description of the types of products and services from which each reportable segment derives its revenue:

NOTE F - BUSINESS SEGMENT INFORMATION (CONTINUED)

producers and interstate pipeline sources, as well as marketing gas from the Company's managed limited partnerships, and reselling that gas to industrial gas users through transportation arrangements on intrastate and interstate pipeline systems.

In the equipment rental operation, the Company rents well service equipment (e.g. for use in water hauling, pipeline installation, and welding).

Revenues from oil and gas production operations are primarily derived from working and royalty interests in the sale of oil and gas production and well service operations provide workover and well tending services for producing wells.

Measurement of segment profit or loss and segment assets:

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit and loss from operations before income taxes not including nonrecurring gains and losses.

The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

Factors management used to identify the Company's reportable segments:

The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each segment requires different technology and marketing strategies.

The Company's segment profit or loss and assets are as follows:

	Gas Marketing	Equipment Rental	Oil & Gas Production & Well Services	a) All Others	Totals
2002					
Revenues from external customers	$23,496,035	$ 431,468	$ 515,054	$ 0	$ 24,442,557
Intersegment revenues	0	0	0	0	0
Other revenue	0	0	0	137,255	137,255
Depreciation and amortization	0	0	54,444	14,599	69,043

NOTE F - BUSINESS SEGMENT INFORMATION (CONTINUED)

Segment profit (loss)	399,141	(18,521)	235,163	(687,670)	(71,887)
Segment assets	5,520,174	239,234	744,732	983,050	7,487,190
Expenditures for segment assets	0	0	0	9,461	9,461
2001					
Revenues from external customers	33,954,540	519,713	718,172	0	35,192,425
Intersegment revenues	0	0	0	0	0
Other revenue	0	0	0	172,018	172,018
Depreciation and amortization	0	0	54,019	19,654	73,673
Interest	0	0	0	7,005	7,005
Segment profit (loss)	549,360	(24,806)	395,294	(793,648)	126,200
Segment assets	5,307,755	73,519	882,291	414,286	6,677,851
Expenditures for segment assets	0	0	31,915	12,719	44,634

a) Revenue from segments below quantitative thresholds are attributable to the Company's equity in earnings of its jointly owned company and unallocated revenues such as interest income and gains recognized on the disposition of assets. General and administrative expenses are not allocated to the Company's three business segments. This activity is reported as "all others".

NOTE G - COMMITMENTS AND CONTINGENCIES

1. Well-Plugging

All except four of the limited partnerships in which the Company was the general partner have closed and their assets have reverted to the Company. Prior to the closing of the partnerships, the Company had been escrowing partnership cash to provide for future well-plugging costs. (See Note A.) Upon closing of the partnerships, the Company will now assume all well-plugging responsibilities associated with the wells which were previously assets of the partnerships. As of December 31, 2002, the wells

NOTE G - COMMITMENTS AND CONTINGENCIES (CONTINUED)

owned 164 oil and gas wells, excluding wells in which the Company has an interest as a general partner.

Under current promulgated regulations of the Pennsylvania Department of Environmental Protection Oil and Gas Division, to the extent that the mechanical integrity of the wells is sound, non-producing wells can receive a permit to be placed on inactive status for an indefinite period of time and not be plugged. Also, wells that fail to produce enough gas to feed transportation lines will still produce some gas; at that time, instead of being plugged, the wells would be available to be turned over to landowners, who could use gas produced for personal home utilities.

Lastly, future explorations may discover formations deeper than those existing, and non-producing wells may be deepened to access them. For these reasons, no well-plugging liability relating to gas wells owned directly by the Company, or in which the Company has an interest as a general partner, has been recorded as of December 31, 2002. Contingent upon the quantity of wells which would revert to landowners and based on the average cost to currently plug wells, the well plugging liability could range from zero to one million, two hundred thousand dollars.

2. Other

The Company is also a party to several actions which arise in the normal course of the Company's business. In management's opinion, none of these lawsuits or proceedings should, individually or in the aggregate, have a material adverse effect upon the financial position of the Company.

NOTE H - MAJOR CUSTOMERS AND SUPPLIERS

The Company made a substantial portion of its gas marketing sales to five customers in 2002 and 2001. During 2002 and 2001, sales to these customers aggregated approximately $6,227,927 (27%) and $14,824,000 (44%), respectively. At December 31, 2002 and 2001, amounts due from those customers included in trade accounts receivable were approximately $93,950and $1,567,000, respectively.

The Company purchased from nine suppliers approximately $14,175,465 (62%) and $26,304,000 (79%)of gas for resale, during 2002 and 2001, respectively. At December 31, 2002 and 2001, amounts due to those suppliers included in Accounts payable were approximately $3,622,875 and $3,244,775, respectively.

NOTE I - FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash - Fair value approximates carrying value due to the initial maturities of the instruments being three months or less.

The estimated fair values of the Company's financial instruments as of December 31, 2002 , are as follows:

NOTE I - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

	Carrying Amount	Fair Value
Financial assets:		
Cash	$ 864,652	$ 864,652
	=========	=========

NOTE J - SUPPLEMENTARY OIL AND GAS DISCLOSURES (UNAUDITED)

In November 1982, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 69, (SFAS 69) "Disclosures About Oil and Gas Producing Activities". This Statement establishes a standardized comprehensive set of supplemental unaudited disclosures for oil and gas exploration and production activities which are included in the schedules that follow.

Proved Reserves - The following schedule presents estimates of proved oil and natural gas reserves attributable to the Company, all of which are located in the United States. Proved reserves are estimated quantities of oil and natural gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved-developed reserves are those which are expected to be recovered through existing wells with existing equipment and operating methods. All proved reserves are developed. Reserves are stated in barrels of oil and thousands of cubic feet of natural gas.

	Gas (MCF)	Oil (BBL)
Proved reserves at December 31, 2000	870,937	216
Production 2001	(128,327)	(2,433)
Revisions in previous quantity estimates	76,612	2,730
Proved reserves at December 31, 2001	819,222	513
Production 2002	(129,187)	(1,582)
Revisions in previous quantity estimates	73,954	1,669
Proved reserves at December 31, 2002	763,989	600
	=======	=====

NOTE J - SUPPLEMENTARY OIL AND GAS DISCLOSURES (UNAUDITED)(CONTINUED)

Capitalized Costs - The Company's net investment in oil and gas producing properties, at December 31, 2002 and 2001 is as follows:

	2002	2001
Proved oil and gas properties	$ 5,482,134	$ 5,449,978
Accumulated depletion, depreciation and amortization	(5,348,027)	(5,285,652)
	$ 134,107	$ 164,326

Costs Incurred in Oil and Gas Property Acquisitions, Exploration and Development Activities - There were no costs incurred in oil and gas property acquisitions, exploration and development activities for the years ended December 31, 2002 and 2001.

Results of Operations for Oil and Gas Producing Activities - The following summarizes the "Results of Operations for Producing Activities" as defined by SFAS 69, for the years ended December 31, 2002 and 2001. As required, income taxes are included in the results, but were computed under SFAS guidelines using statutory tax rates, while considering the effects of permanent differences and tax credits relating to oil and gas producing activities.

	2002	2001
Revenues	$453,175	$668,833
Less:		
Production costs	$143,834	$186,794
Depletion, depreciation and amortization	30,219	24,368
	$174,053	$211,162
	$279,122	$457,671
Income taxes	0	0
Results of operations from oil and gas producing activities before corporate overhead and interest costs	$279,122	$457,671

Geological and engineering estimates of proved oil and natural gas reserves at any one point in time are highly interpretive, inherently imprecise, and subject to ongoing revisions that may be substantial in amount. Although every reasonable effort is made to ensure that the reserve estimates reported represent the most accurate assessments possible, these estimates are by their nature generally less precise than other estimates presented in connection with financial statement disclosures.

Standardized Measure of Discounted Future Net Cash Flows - The reserves. Estimated future cash flows are determined using year-end prices adjusted only for fixed and determinable increases for natural gas provided by contractual agreement. Estimated future production and development costs are based on economic conditions at year end. Future federal income taxes are computed by applying the applicable statutory federal income tax rates to the differences between the future pretax net cash flows and the tax basis of proved oil and gas properties. Future net cash flows from oil and gas production have been discounted at ten percent as required by the SFAS. Therefore, all properties are discounted at the same rate regardless of the attendant risk. The assumptions used to compute the standardized measure are, therefore, those required by the SFAS and, as such, do not necessarily reflect the Company's expectations of actual revenues to be derived from those reserves nor their present worth.

Because the standardized measure of future net cash flows was prepared using the prevailing economic conditions existing at the respective year end, it should be emphasized that such conditions continually change, as evidenced by the fluctuations in natural gas and crude oil prices during the last several years. Accordingly, such information should not serve as a basis in making any judgment on the potential value of the Company's recoverable reserves, or in estimating future results of operations.

	2002	2001
Future cash inflows	$ 3,179,000	$ 1,147,000
Future production costs	(1,221,000)	(362,000)
Future income tax expense	0	0
Future after-tax net cash flows	1,958,000	785,000
10% annual discount	(1,105,000)	(443,000)
Standardized measure of discounted future net cash flows	$ 853,000	$ 342,000

Changes in Standardized Measure of Discounted Future Net Cash Flows-SFAS 69 requires a reconciliation which displays the principal sources of changes in the standardized measure of discounted future net cash flows during the year. The Company believes that such a reconciliation may suggest a degree of accuracy that is inappropriate in light of the subjectivity and imprecision of the underlying reserve estimates. The Company cautions users not to infer an unwarranted degree of reliance on the amounts and the reasons for the changes in those standardized measures.

NOTE J - SUPPLEMENTARY OIL AND GAS DISCLOSURES (UNAUDITED) (CONTINUED)

	2002	2001
Beginning of year	$ 342,000	$ 1,575,000
Changes resulting from:		
Sales of production	(454,000)	(669,000)
Net change in prices relating to future production	1,377,000	(457,000)
Extensions and discoveries		0
Revisions in previous quantity estimates	(749,000)	(238,000)
Accretion of discount	34,000	158,000
Net change in income taxes	0	0
Other	303,000	(27,000)
Net increase (decrease)	511,000	(1,233,000)
End of year	$ 853,000	$ 342,000

NOTE K - EMPLOYMENT CONTRACTS

During 2000, the Company entered into employment contracts with its president expiring April 1, 2002 and a marketing agent expiring January 1, 2003. The contracts provide for base salaries, payments under covenants not to compete, signing bonuses, incentives based on attainment of specified earning goals.

During 2002, the marketing agent willingly terminated employment with the company nullifying the employment contract prior to expiration. Also, the president's contract has passed its expiration date without renewal. However, the contract does carry an "evergreen" clause stating that employment may be terminated by either party with thirty day written notification.

NOTE L - LETTERS OF CREDIT AND LINE OF CREDIT

At December 31, 2002 and 2001, the Company had a $250,000 outstanding letters of credit.

In addition, the Company had an approved line of credit of $500,000 of which $242,380 was offset against the letters of credit, with $257,620 unused and available at year end. The line is secured by certain real estate owned by the Company.

NOTE M - LEASES

The Company is the lessee of a Mack CH 613 T/A Tractor under a capital lease expiring in 2005. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are amortized over the lower of their related lease terms

NOTE M - LEASES (CONTINUED)

Following is a summary of property held under capital leases:

	2002	2001
Mack CH 613 T/A Tractor	$ 75,000	$ 75,000
Less: accumulated amortization (or depreciation)	(41,250)	(26,250)
	$ 33,750	$ 48,750

Minimum future lease payments under capital leases as of December 31, 2002 for each of the next three years and in the aggregate are:

2003	13,719
2004	13,719
2005	29,386
Total minimum lease payments	56,824
Less: Amount representing interest	(6,375)
Present value of net minimum lease payment	50,449
Less: Current portion	(10,470)
Long term capital lease obligation	$ 39,979

Certain capital leases provide for renewal and/or purchase options. Generally, purchase options are at prices representing the expected fair value of the property at the expiration of the lease term. Renewal options are for periods mutually agreed upon with lessor at their fair rental value at time of renewal.

NOTE N - PLEDGED ACCOUNTS RECEIVABLE

The Company has pledged trade account receivables under a security agreement with East Resources, Inc., equal to 150% of the outstanding balance due to East Resources, Inc. as of December 31, 2002.

NOTE O. CERTIFICATION OF DISCLOSURE IN ANNUAL REPORT

The following statements serve to certify that the President and Treasurer/Accountant:

1.) have reviewed the report being filed.

2.) based on their knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

3.) based on their knowledge, the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in the report.

4.) are responsible for establishing and maintaining disclosure controls and procedures and have or will:

i. designed such disclosure controls and procedures to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the periodic reports are being prepared;

ii. evaluated the effectiveness of the issuer's disclosure controls and procedures as of a date within 90 days prior to the filing date of the report ("Evaluation Date"); and

iii. presented in the report their conclusions about the effectiveness of the disclosure controls and procedures based on their evaluation as of the Evaluation Date;

5.) have disclosed, based on their most recent evaluation, to the issuer's auditors and the audit committee of the board of directors (or persons fulfilling the equivalent function):

i. all significant deficiencies in the design or operation of internal controls which could adversely affect the issuer's ability to record, process, summarize and report financial data and have identified for the issuer's auditors any material weakness in internal controls; and

ii. any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal controls; and

6.) have indicated in the report whether of not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of their most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

PRINCIPAL AND FINANCIAL OFFICER'S SIGNATURES

VINEYARD OIL & GAS COMPANY

STEPHEN B. MILLIS President

FORM 10-KSB ITEM 13
VINEYARD OIL AND GAS COMPANY
EXHIBITS

Exhibit Number	Document
11	Computation of Earnings Per Share

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-QSB

Quarterly Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2003

Commission File Number 0-13871

Pennsylvania	25-1349204
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

10299 West Main Road, North East, Pennsylvania 16428-0391
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (814) 725-8742

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES [X] NO [ ]

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practical date:

Common Stock, No Par Value - 5,325,562.50 shares as of March 31,2003

PART 1 - FINANCIAL INFORMATION
CONDENSED BALANCE SHEETS
VINEYARD OIL & GAS COMPANY

	March 31, 2003 (unaudited)	December 31, 2002
ASSETS		
Current Assets		
Cash	$1,528,714	$ 612,457
Accounts receivable	8,387,691	5,795,859
Inventories	54,742	51,825
Prepaid Expenses	191,599	134,711
Total Current Assets	10,162,746	6,594,852
Property, Plant and Equipment		
Land and land improvements	193,680	193,680
Building and improvements	267,658	267,618
Oil and gas properties	5,482,134	5,482,134
Drilling and other equipment	1,239,353	1,239,353
	7,182,825	7,182,785
Less accumulated depreciation	(6,824,632)	(6,811,637)
	358,193	371,148
Leased Property		
Capital lease, less accumulated depreciation	30,000	33,750
Other Assets		
Long term trade receivable	150,000	150,000
Cash restricted for well plugging	252,592	252,195
Investments	104,576	85,245
	507,168	487,440
TOTAL ASSETS	$11,058,107	$7,487,190

	March 30, 2003 (unaudited)	December 31, 2002
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable		
Trade	$9,233,606	$5,043,120
Production distribution payable	363,876	610,190
Accrued expenses	31,027	41,090
Current portion of long term debt	10,657	10,470
Total Current Liabilities	9,639,166	5,704,870
Long-term liabilities		
Obligations under capital leases	37,244	39,979
Deferred revenue	394,643	394,322
Shareholder's Equity		
Common Stock, authorized 15,000,000 shares without par value, issued 5,325,562.5 shares at March 31, 2003 and December 31, 2002 at stated value of $.05	266,278	266,278
Additional paid-in capital	4,965,430	4,965,430
	5,231,708	5,231,708
Retained earnings (deficit)	(4,019,734)	(3,658,769)
	1,211,974	1,572,939
Less: cost of 67,944 shares held in treasury	(224,920)	(224,920)
	987,054	1,348,019
	$11,058,107	$ 7,487,190

See notes to condensed financial statements.

PART I. - FINANCIAL INFORMATION
CONDENSED STATEMENTS OF INCOME (UNAUDITED)
FOR THE THREE MONTHS
ENDED March 31, 2003 AND 2002
VINEYARD OIL & GAS COMPANY

	3 Months Ended March 31, 2003	3 Months Ended March 31, 2002
Earned revenues		
Gas Marketing	$13,454,799	$ 6,848,918
Well Services	10,815	24,921
Production and Royalties	132,028	94,478
Equipment rental	57,567	264,785
	13,655,209	7,233,102
Other Income		
Rent and other income	18,142	14,819
Equity in earnings of jointly owned company	32,165	9,103
	13,705,516	7,257,024
Cost and Expenses		
Direct costs of earned revenues		
Gas marketing	13,742,194	6,526,084
Well services	29,999	19,903
Production	50,117	26,771
Equipment expenses	56,970	216,676
Depreciation/amortization	13,412	11,547
	13,892,692	6,800,981
General and Administrative	169,022	212,398
Depreciation	3,334	5,135
Interest	1,108	2,274
	14,066,156	7,020,788
Net (loss) income before income taxes	(360,640)	236,236
Income taxes (Note 3)	325	5,031
Net (loss) income	(360,965)	231,205
Basic(loss)earnings per common share	(.068)	.043
Diluted(loss)earnings per common share	(.068)	.043

CONDENSED STATEMENTS OF CASH FLOWS
VINEYARD OIL & GAS COMPANY (UNAUDITED)
FOR THE THREE MONTHS ENDED March 31, 2003 AND 2002

	3 Months Ended March 31, 2003	3 Months Ended March 31, 2002
Cash flow from operating activities:		
(Loss) income from operations	$ (360,965)	$ 231,205
Adjustments To Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation and amortization	16,746	16,682
Provision for losses on accounts receivable and inventories	7,577	6,000
Changes in operating assets and liabilities providing (using) cash:		
Accounts receivable	(2,599,409)	636,117
Inventories	(2,917)	(6,171)
Prepaid expenses	(56,888)	37,029
Other assets	(19,332)	15,352
Accounts payable	3,944,173	(868,658)
Other current liabilities	(10,063)	(35,729)
Deferred revenue	321	658
Net cash provided by operating activities	919,243	32,485
Cash flow from investing activities: capital expenditures	(41)	-0-
Proceeds from asset sale	-0-	-0-
Net cash (used in) investing activities	(41)	-0-
Cash flow from financing activities:		
Principal payments on borrowings	(2,548)	(2,374)
Proceeds from bank loans	-0-	150,000
Net cash (used in) financing activities	(2,548)	(147,626)

Increase in cash	916,654	180,111
Cash at beginning of period	864,652	531,955
Cash at end of period	$ 1,781,306	$ 712,066

See notes to condensed financial statements.

VINEYARD OIL & GAS COMPANY
NOTES TO CONDENSED FINANCIAL STATEMENTS
March 31, 2003

1. In the opinion of the Company, the accompanying condensed (unaudited) financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the results for the three months ended March 31, 2003, and are not necessarily indicative of the results to be expected for the full year.

2. Primary earnings per share are determined by dividing net income by the weighted average number of common equivalent shares outstanding (5,325,562.50 in 2003 and 2002).

3. No federal income tax was due or paid during the periods ending March 31, 2003, and 2002, due to available operating loss carry forwards.

4. Cash is classified as follows for financial statement reporting purposes:

For purposes of the statement of cash flows, cash includes demand deposits, certificates of deposit, and short term investments with original maturities of three months or less.

Short-term investments consist of money market funds, and are reported at market value, which equals cost.

The Company's cash payments for interest and income taxes were as follows:

Cash paid during the three month period ending March 31, for:

	2003	2002
Interest	1,108	2,274
Income Taxes	325	5,031

Cash consists of the following for the periods indicated:

	March 31, 2003	December 31, 2002
Cash in bank	$1,528,714	$ 612,457
Cash restricted for well plugging	252,592	252,195
	$1,781,306	$ 864,652

5. LOAN PAYABLE

	March 31, 2003	December 31, 2002
Vehicle loan payable in monthly Installments to April , 2005	$ 47,901	$ 50,449
Less current portion	(10,657)	(10,470)
	37,244	39,979

7.125% loan, secured by vehicle, payable in monthly installments of $1,143 including interest to April 2005, with a final payment of $25,956.

Maturities of long term portion are as follows:

Year ending March 31	Principal
2004	11,440
2005	25,804
	$37,244

6. BUSINESS SEGMENT INFORMATION

Description of the types of products and services from which each reportable segment derives its revenue:

The Company's three reportable business segments are gas marketing, well services and equipment rental and oil and gas production. The Company's gas marketing operation involves marketing gas from local producers and interstate pipeline sources, as well as marketing gas from the Company's managed limited partnerships, and selling that gas to industrial gas users through transportation arrangements on intrastate and interstate pipeline systems.

In the well services and equipment rental operation, the Company rents well service equipment (e.g. for use in water hauling, pipeline installation, and welding) and provides workover and well tending services for producing

Revenues from oil and gas production operations are primarily derived from working and royalty interests in the sale of oil and gas production and for the transmission of such production.

Measurement of segment profit or loss and segment assets

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit and loss from operations before income taxes not including nonrecurring gains and losses.

The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

Factors management used to identify the Company's reportable segments

The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each segment requires different technology and marketing strategies.

The Company's segment profit or loss and assets are as follows:

	Gas Marketing	Well Services and Equipment Rental	Oil & Gas Production	All Others	Totals
March 31, 2003					
Revenues from external customers	13,454,799	68,382	132,028	-0-	13,655,209
Intersegment revenues	-0-	-0-	-0-	-0-	-0-
Other revenue	-0-	-0-	-0-	50,307	50,307
Depreciation and amortization	-0-	5,912	7,500	3,334	16,746
Segment (loss) profit	(287,395)	(24,499)	74,411	(123,482)	(360,965)
Segment assets	8,208,385	237,871	715,323	1,896,528	11,058,107

Expenditures for segment assets	-0-	-0-	-0-	41	41

	Gas Marketing	Well Services and Equipment Rental	Oil & Gas Production	All Others	Totals
March 31, <u>2002</u>					
Revenues from external customers	6,848,918	289,706	94,478	-0-	7,233,102
Intersegment revenues	-0-	-0-	-0-	-0-	-0-
Other revenue	-0-	-0-	-0-	23,922	23,922
Depreciation and amortization	-0-	5,547	6,000	5,135	16,682
Segment profit	322,834	47,580	61,707	(200,916)	231,205
Segment assets	4,409,719	265,271	528,451	949,512	6,152,953
Expenditures for segment assets	-0-	-0-	-0-	-0-	-0-

A) Revenue from segments below quantitative thresholds are attributed to the Company's equity in earnings of its jointly owned company and unallocated revenues such as interest income and gains recognized on the disposition of assets. General and administrative expenses are not allocated to the Company's three business segments. This activity is reported as "all others"

7. CURRENT EVENTS

In February of 2003, the company's marketing segment underdelivered a small percentage of its customer's natural gas requirements. As a result of abnormally high gas consumption combined with related production constraints, the local gas utility company (National Fuel Distribution Company) supplied the customers needs. The company's invoice for the underdelivered amount was $505,307.18. Additional charges were incurred by Vineyard's customers in the amount of $187,687.24. These charges are a

The company filed a complaint with the Pennsylvania Public Utility Commission. In an effort to settle the dispute, National Fuel made a settlement offer, reducing the charged amount by over 40%. At the time of this writing, negotiations continue and the company is hopeful that the amount could be further reduced.

Vineyard is reporting the liability at the offered settlement amount of $432,417.73 and simultaneously reporting a receivable from the pool producers associated with the charges.

8. CERTIFICATION OF DISCLOSURE IN QUARTERLY REPORT

The following statements serve to certify that the President and Treasurer:

1.) have reviewed the report being filed.

2.) based on their knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

3.) based on their knowledge, the financial statements, and other financial information included in the report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in the report.

4.) are responsible for establishing and maintaining disclosure controls and procedures and have or will:

i. designed such disclosure controls and procedures to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to them by others within those entities, particularly during the period in which the periodic reports are being prepared;

ii. evaluated the effectiveness of the issuer's disclosure controls and procedures as of a date within 90 days prior to the filing date of the report ("Evaluation Date"); and

iii. presented in the report their conclusions about the effectiveness of the disclosure controls and procedures based on their evaluation as of the Evaluation Date;

5.) have disclosed, based on their most recent evaluation, to the issuer's auditors and the audit committee of the board of directors (or persons fulfilling the equivalent function):

i. all significant deficiencies in the design or operation of data and have identified for the issuer's auditors any material weakness in internal controls; and

ii. any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer's internal controls; and

6.) have indicated in the report whether of not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of their most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

PRINCIPAL AND FINANCIAL OFFICER'S SIGNATURES

VINEYARD OIL & GAS COMPANY

STEPHEN B. MILLIS President

JAMES M. REYNARD Secretary/Treasurer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
IN THE QUARTER ENDED MARCH 31, 2003

Material Changes in Financial Conditions

Vineyard Oil & Gas Company's cash position increased $916,654 during the quarter ended March 31, 2003. Cash from operations totaled $919,243 for the same period. Of that amount, accounts receivable and accounts payable increases resulted in a net increase of $1,344,764, other current liability decreases reduced cash by $10,063 and inventory increases reduced cash $2,917. Increases in both prepaid expenses and other assets reduced cash an additional $76,220. Deferred revenue had a small impact to operations, increasing cash by $321. The quarter's net loss of $360,965 further reduced operational cash flow. Adding back depreciation and provisions for losses totaling $24,323, cash from operating activities is calculated at $919,243. Minor adjustments to fixed asset balances resulted in a $41 dollar use of cash due to investment activities. Cash is further reduced by $2,548 for principal payments made on a lease.

Revenues increased $6,448,492 for the three month period ended March 31, 2003, over the same three month period in 2002. Gas marketing revenue increased by $6,605,881 in this period and is by far the most significant change of all the business segments. The increase in gas marketing revenue is associated to a combination of price and volume increases. Market prices in the three month period ended March 31, 2003 were significantly higher (in excess of two to three times higher) then market prices for the same period in 2002. The price increase was coupled with a volume increase of approximately 30% in 2003 over the same period in 2002. Well services and equipment rental and service income decreased a total of $221,324 over the same period last year. The most significant reason for the decline in revenue was a large pipeline project that was completed in the first quarter of 2002. This significant project accounts for approximately $230,000 in gross revenue in 2002. Production and Royalties increased $37,550 over the prior period due mainly to a combination of price and volume. In order to take advantage of the price increases explained above the company increased gas and oil production. Rent and other income increased by $3,323 and is predominately attributable to the reclassification of finance charge income to this business segment in the three month period ended March 31, 2003. Equity in earnings of a jointly owned company (Northern Pipeline, LLC.) increased by $23,062 in 2003. The increase is attributable to an increase in the gathering fee charged and an increase in volume through the pipeline.

Cost of revenues increased $7,045,368 over the similar period in 2002. Gas purchases increased by $7,216,110. Significant increases in expenses are related to the gas marketing revenue explanation from above. The profit margin deteriorated in 2003 resulting in a business segment loss of $287,395. The decrease in margin is related to unscheduled demand. Below normal temperatures for the period sparked higher than anticipated consumption, forcing the company to cover volume demand by purchasing gas in the cash market. These prices were significantly higher then market prices and in most

Equipment Rental expenses decreased $149,610 from the prior year. The decrease is directly related with the pipeline project explained above. Production expenses increased by $23,346 in 2003. As mentioned, to take advantage of increased prices the company increased production, which resulted in higher expenses. All other general and administrative expenses decreased $43,376 from the similar period in 2002. The majority of these expenses boast a reduction from the same period in 2002. Some of the more significant decreases are related to accounting fees, salaries, payroll taxes and travel/entertainment.

Net loss of $360,965 represents a decrease of $592,170 over the same period in 2002. The schedule of segment profit and loss shows the changes by business segment. The gas marketing segment suffered a loss of $287,395 resulting in a margin decrease of $610,229 from the same period in 2002. As explained above, the deterioration in margin was due to higher then normal costs to purchase gas. Well services and equipment rental produced a segment loss of $24,499 decreasing the margin by $72,079 from 2002. Removing the profit impact of the large pipeline project (approximately $67,000) explained above, an increase in several overhead expenses is the reason for the decrease in margin. Production reported a segment profit of $74,411 up $12,704 from the prior year. An increase in prices coupled by the deliberate increase in production resulted in the improved margin for the production segment. All other costs, net of other revenue resulted in a segment loss of $123,482 for 2003. This shows a margin improvement of $77,434 from 2002. The improvement is the result of increased other revenue and control of expenses.

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

NOT APPLICABLE

ITEM 2. CHANGES IN SECURITIES

NOT APPLICABLE

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

NOT APPLICABLE

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

NOT APPLICABLE

ITEM 5. OTHER INFORMATION

NOT APPLICABLE

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K

(a) EXHIBITS

NONE

(b) REPORTS ON FORM 8-K

NONE.

Vineyard Oil & Gas Company

2001 Annual Report

SHAREHOLDER INFORMATION

10-KSB

A copy of the Vineyard Oil & Gas Company Annual Report on form 10-KSB as filed with the Securities and Exchange Commission is available to Shareholders by written request to the Corporate Office.

Annual Meeting

The Annual Meeting of Shareholders of the Company will be held on December 7th, 2002, at 10:00 a.m. at Lakeview Country Club, Rt. 89, Station Road, North East, PA. 16428.

Corporate Offices

10299 West Main Road
P.O. Box 391
North East, Pennsylvania 16428
(814) 725-8742

Corporate Stock

There is no established public trading market for Vineyard's Common Stock. Vineyard Common Stock is traded privately on a sporadic basis principally in the Northwestern Pennsylvania market. As of October 19, 2002 there were 5,325,563 shares of Common Stock issued and outstanding, held by approximately 964 Shareholders.

OFFICERS AND DIRECTORS

Stephen B. Millis
President As of April 1, 2002
Vineyard Oil & Gas Company, North East, Pennsylvania

James J. Concilla (3)
Previous President ending as of March 31, 2000
Director
Vineyard Oil & Gas Company, North East, Pennsylvania

James J. MacFarlane (1)
Director and Chairman of the Board as of April 1, 2000
Geologist / Engineer – MacTech Mineral Management, Inc.
Bradford, Pennsylvania

Jeffery L. Buchholz (2), (3)
Secretary / Treasurer and Director
Vineyard Oil & Gas Company, North East, Pennsylvania
Teacher in Ripley, New York Schools

Robert Garfield (3)
Director
Garfield Inc., North East, Pennsylvania

Charles L. Valone (3)
Director
Owner/Operator of Valone Vineyards, North East, Pennsylvania

W. Eric Johnson (1), (2)
Director
Investment Broker

David H. Stetson (3)
Director
President/Owner of Stetson Bros. Hardware

MacDonald, Illig, Jones and Britton
Counsel

Gorzynski, Felix and Gloekler, P.C.
Auditors

(1) Member, Audit Committee
(2) Member, Executive Committee
(3) Member, Wage and Bonus Committee

Vineyard
OIL & GAS CO.
P.O. Box 391 North East, PA 16428
Ph. (814) 725-8742

Fellow Shareholders:

I am happy to report to you that our 2001 results were again positive, demonstrating continued growth.

Gross revenues increased from 21 million dollars, in 2000, to over 35 million dollars this year. Net income increased to over $126,200.00

As some other industry giants fall by the wayside, and still others cling to life, your company remains robust. Combining our equity oil/gas production, pipeline operations, and gas marketing strategies, your company has thrived in a climate that was unmanageable to others.

Our plans are to continue our deliberate and cautious growth by following the outlines which have proven to be successful. Careful planning which includes the ability to quickly change to exploit market conditions will remain our maxim.

Vineyard's recent success and business strategies are amplified by the recent investment by an industry partner. Sabre Oil & Gas Company, Inc. purchased 19.8% of our outstanding stock this May.

We now have, as our largest shareholder, a proven leader in oil & gas operations and development. Sabre Oil & Gas Company, and its principals, provide an exciting and powerful element to Vineyard's future.

Thank you for your continued interest and support.

Sincerely,

Stephen B. Millis
President

General Development of Business

Vineyard Oil & Gas Company is a Pennsylvania corporation established in 1978. Originally and for the first nine years of its existence, Vineyard's primary focus was the drilling, production and operation of oil and gas wells in Pennsylvania and New York. General and limited partnerships were organized by the company and all related services are performed on their behalf including accounting and tax work, through its in house staff.

In most recent years, Vineyard's primary business function has been marketing natural gas and electricity, pipeline installation and operation, well maintenance, and natural gas and oil production.

Vineyard employs thirteen people and conducts business from its headquarters at 10299 West Main Road, North East, Pennsylvania 16428. At present, Vineyard has no subsidiaries.

GORZYNSKI, FELIX & GLOEKLER, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

33 East Main Street · North East, PA 16428 · 814/725-8625 · Fax: 725-3582

James W. Gorzynski, CPA
Alan C. Felix, CPA
James W. Gloekler, CPA
Richard C. Gorzynski, CPA

Member
Division for CPA Firms AICPA

Independent Auditors' Report

Board of Directors
Vineyard Oil and Gas Company
North East, Pennsylvania

We have audited the accompanying balance sheet of Vineyard Oil and Gas Company as of December 31, 2001, and the related statements of income, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to provide reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes an assessment of the accounting principles used and significant estimates made by management, as well as an evaluation of the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements, revised as described in Note P, present fairly, in all material respects, the financial position of Vineyard Oil and Gas Company at December 31, 2001, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2001 in conformity with generally accepted accounting principles.

As discussed in Note P to the financial statements, the balance sheet as of December 31, 2001 and the income statement for the year ended December 31, 2000 have been restated.

Gorzynski, Felix and Gloekler, P.C.

Gorzynski, Felix and Gloekler, P.C.

September 20, 2002
North East, Pennsylvania

VINEYARD OIL AND GAS COMPANY
Balance Sheet
December 31, 2001

ASSETS	
Current Assets	
Cash	$ 282,026
Accounts receivable, less allowance for doubtful accounts of $438,629	5,258,662
Inventories	49,569
Prepaid expenses	78,442
Total current assets	5,668,699
Property, Plant and Equipment	
Land and land improvements	193,680
Building and improvements	260,087
Oil and gas properties and transmission equipment	5,482,134
Drilling and other equipment	1,237,423
	7,173,324
Less: accumulated depletion, depreciation and amortization	(6,757,594)
	415,730
Leased Property	
Capital lease, less accumulated amortization of $26,250	48,750
Other Assets	
Long term trade receivables	200,000
Cash restricted for well plugging	249,929
Investments - at equity	94,743
	544,672
	$ 6,677,851

See notes to financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities	
Accounts payable	
Trade	$ 4,546,701
Limited partnerships	188,007
Accrued expenses	69,472
Current portion of obligations under capital leases	9,754
Total current liabilities	4,813,934
Long Term Liabilities	
Obligations under capital leases	50,449
Deferred Revenue	393,563
Commitments and Contingencies	—
Shareholders' Equity	
Common stock, authorized 15,000,000 shares without par value, issued 5,275,563 shares at December 31, 2001, at stated value of $.05	263,778
Additional paid-in capital	4,967,930
	5,231,708
Retained Earnings (Deficit)	(3,586,883)
	1,644,825
Less: Cost of 67,944 Shares Held in Treasury	(224,920)
	1,419,905
	$ 6,677,851

VINEYARD OIL AND GAS COMPANY

Income Statements

For the Years Ended December 31, 2001 and 2000

	2001	2000
Earned Revenues		
Gas marketing	$33,954,540	$ 20,142,497
Production and well services	718,172	643,409
Equipment rental and service income	519,713	361,285
	35,192,425	21,147,191
Other income	91,734	158,411
Equity in earnings of jointly owned company	80,284	65,270
	35,364,443	21,370,872
Costs and Expenses		
Direct costs of earned revenues		
Gas marketing	33,405,180	20,056,256
Production and well services	268,859	269,504
Equipment expenses	544,519	401,967
Depreciation and amortization	54,019	107,384
	34,272,577	20,835,111
General and administrative	939,007	796,827
Depreciation	19,654	18,613
Interest	7,005	3,436
	35,238,243	21,653,987
Net Income (Loss) Before Income Taxes	126,200	(283,115)
Income Taxes	–	–
Net Income (Loss)	$ 126,200	$(283,115)
Basic Earnings (Loss) Per Common Share	$ .024	$(.055)
Diluted Earnings (Loss) Per Common Share	$ .024	$(.053)

See notes to financial statements.

VINEYARD OIL AND GAS COMPANY

Statements of Shareholders' Equity

For the Years Ended December 31, 2001 and 2000

	Common Stock	Capital in Excess of Par Value	Retained Earnings (Deficit)	Treasury Stock
Balance at January 1, 2000	$256,278	$ 4,935,430	$(3,429,968)	$(224,920)
Capital - Stock Based Compensation	—	40,000	—	—
Net (Loss) For the Year	—	—	(283,115)	—
Balance at December 31, 2000	256,278	4,975,430	(3,713,083)	(224,920)
Stock Bonuses Awarded	7,500	(7,500)	—	—
Net Income For the Year	—	—	126,200	—
Balance at December 31, 2001	$263,778	$ 4,967,930	$(3,586,883)	$(224,920)

See notes to financial statements.

VINEYARD OIL AND GAS COMPANY

Statements of Cash Flows

For the Years Ended December 31, 2001 and 2000

	2001	2000
Operating Activities		
Net income (loss)	$ 126,200	$(283,115)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depletion, depreciation and amortization	73,673	125,997
Provision for losses on accounts receivable	151,374	197,155
(Gain) on disposal of assets	(1,000)	(24,667)
Changes in operating assets and liabilities providing (using) cash:		
Accounts receivable	1,257,186	(3,767,306)
Inventories	17,538	(1,764)
Prepaid expenses	379,652	(425,890)
Accounts payable	(3,396,265)	5,122,294
Accrued expenses	(22,184)	70,834
Deferred revenue	5,734	15,552
Net cash provided by (used in) operating activities	(1,408,092)	1,029,090
Investing Activities		
Purchases of property, plant and equipment	(44,632)	(103,080)
Proceeds from sale of equipment	1,000	26,816
Change in investment in jointly-owned company	79,043	(15,560)
Net cash provided by(used in) investing activities	35,411	(91,824)
Financing Activities		
Stock issuance - stock based compensation	–	40,000
Proceeds from capital lease obligation	–	75,000
Principal payments under capital lease obligation	(9,087)	(5,710)
Net cash provided by (used in) financing activities	(9,087)	109,290
Increase (Decrease) in Cash	(1,381,768)	1,046,556
Cash at Beginning of Year	1,913,723	867,167
Cash at End of Year (Note B)	$ 531,955	$ 1,913,723

See notes to financial statements.

VINEYARD OIL AND GAS COMPANY
Notes to Financial Statements
December 31, 2001

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - Vineyard Oil and Gas Company is a producer and marketer of its own oil and natural gas and gas produced by others. It also transports natural gas and performs well maintenance, service, construction, trucking and other jobs related to the oil and gas industry. During 2000, the Company also marketed electricity produced by others. Effective in 2001, the Company did not market electricity, due to the economic conditions and regulations placed on the Company from the Electric Commission.

Restricted Cash - Restricted cash consists of cash collected from limited partnerships, which is held in escrow in separate bank accounts, and a certificate of deposit is required by the state to be maintained to offset future plugging costs. Since these funds will be restricted for a period of more than one year, the assets and any deferred revenue related thereto have been classified as noncurrent items. (See Deferred Revenue).

Inventories - Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventory consists of parts and piping utilized in the Company's oil and gas operations.

Development Costs of Oil and Gas Properties - The Company follows the successful efforts method of accounting for its oil and gas producing activities as prescribed by SFAS Statement No. 19. Under this method, all costs of production equipment, properties and wells were capitalized and are depleted on the units of production method based on the estimated recoverable oil and gas reserves. Costs of acquiring undeveloped oil and gas leasehold acreage were capitalized. Geological expenses were charged against income as incurred.

For income tax purposes, tangible costs are depreciated using accelerated tax methods and intangible costs are expensed when incurred.

Notes to Financial Statements
December 31, 2001

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - Vineyard Oil and Gas Company is a producer and marketer of its own oil and natural gas and gas produced by others. It also transports natural gas and performs well maintenance, service, construction, trucking and other jobs related to the oil and gas industry. During 2000, the Company also marketed electricity produced by others. Effective in 2001, the Company did not market electricity, due to the economic conditions and regulations placed on the Company from the Electric Commission.

Restricted Cash - Restricted cash consists of cash collected from limited partnerships, which is held in escrow in separate bank accounts, and a certificate of deposit is required by the state to be maintained to offset future plugging costs. Since these funds will be restricted for a period of more than one year, the assets and any deferred revenue related thereto have been classified as noncurrent items. (See Deferred Revenue.)

Inventories - Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventory consists of parts and piping utilized in the Company's oil and gas operations.

Development Costs of Oil and Gas Properties - The Company follows the successful efforts method of accounting for its oil and gas producing activities as prescribed by SFAS Statement No. 19. Under this method, all costs of production equipment, properties and wells were capitalized and are depleted on the units of production method based on the estimated recoverable oil and gas reserves. Costs of acquiring undeveloped oil and gas leasehold acreage were capitalized. Geological expenses were charged against income as incurred.

For income tax purposes, tangible costs are depreciated using accelerated tax methods and intangible costs are expensed when incurred.

Property, Plant and Equipment - Property, plant and equipment is stated on the basis of cost. Expenditures for major additions or betterments are capitalized. Maintenance and repairs are charged to expense as incurred. Differences between amounts received and net carrying value of assets retired or disposed of are included in the income statement. For the years ended December 31, 2001 and 2000, the Company realized net gains on the disposal of assets of $1,000 and $24,667, respectively. These amounts are reported as other income. Depreciation of assets is computed by the straight-line method for financial reporting purposes at rates sufficient to amortize the costs over their estimated useful lives and by accelerated methods for income tax purposes.

<PAGE>

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property, Plant and Equipment - Property, plant and equipment is stated on the basis of cost. Expenditures for major additions or betterments are capitalized. Maintenance and repairs are charged to expense as incurred. Differences between amounts received and net carrying value of assets retired or disposed of are included in the income statement. For the years ended December 31, 2001 and 2000, the Company realized net gains on the disposal of assets of $1,000 and $24,667, respectively. These amounts are reported as other income. Depreciation of assets is computed by the straight-line method for financial reporting purposes at rates sufficient to amortize the costs over their estimated useful lives and by accelerated methods for income tax purposes.

Investments in Limited Partnerships - The Company accounts for its investments in limited partnerships under the proportional consolidation method, which recognizes its share of earnings or losses after the date of acquisition.

Deferred Revenue - The Company, as general partner, has withheld from prior years' quarterly partnership distributions an estimated fee for future well plugging charges. The plugging fees are recorded as a deferred cost until the actual plugging costs have been incurred by the partnerships. The Company holds in escrow cash collected from the partnerships, plus earnings thereon, designated to cover these future costs. Future collections are contingent upon future revenue distributions and therefore are currently indeterminable. The Company plugged 28 oil and 4 gas wells in 1998 at a cost of $48,000. No wells were plugged in 1999, 2000, or 2001. See note G for additional information.

Income Taxes - The Company provides for taxes based on income as reported in the income statement. Deferred income taxes and deferred tax assets and liabilities are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

Earnings Per Share - Basic earnings per share are determined by dividing net income by the weighted average number of common shares outstanding (5,275,563 in 2001 and 5,125,563 in 2000). Diluted earnings per share take into account the rights to 200,000 common shares as described in note K, which, as of December 31, 2001, 50,000 shares have not been issued.

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following schedule summarizes the changes in the number of shares of capital stock:

	Common Stock
Balance at January 1, 2001 and 2000	5,125,563
Issuance of shares - Year 2001	150,000
Balance at December 31, 2001	5,275,563

Concentrations of Credit Risk - Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash investments and trade accounts receivable.

At December 31, 2001, accounts receivable, net of allowance, amounted to $5,258,662.

At December 31, 2001, the carrying amount of the Company's deposits was $531,955 and the bank balance was $785,287. Of the bank balance, $254,206 was covered by federal depository insurance, $144,929 was insured under a brokerage firm's umbrella policy, and $386,152 was uninsured.

Credit risk with respect to trade accounts receivable is generally diversified due to the number of entities comprising the Company's customer base and their dispersion across many different industries, however, many receivables are individually significant.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates related to allowance for uncollectible accounts receivable, inventory obsolescence, depreciation, and oil and gas reserves. These estimates may be adjusted as more current information becomes available, and any adjustment could be significant.

Reclassifications - Certain balances have been reclassified for comparative reporting purposes.

NOTE B - CASH FLOW INFORMATION

For purposes of the statement of cash flows, cash includes demand deposits, certificates of deposit, and short-term investments with original maturities of three months or less.

Short term investments consist of money market funds, and are reported at market value, which equals cost.

The Company's non-cash investing and financing activities and cash payments for interest and income taxes were as follows:

Cash paid during the year for:

	2001	2000
Interest	$ 7,005	$ 3,436
Income taxes	—	—
Noncash financing activities:		
Stock based compensation	—	40,000

Cash consists of the following at the end of each year presented:

	2001	2000
Cash in bank	$ 387,026	$1,774,403
Short-term investments	144,929	139,320
	$ 531,955	$1,913,723

Cash is classified as follows for financial statement reporting purposes:

	2001	2000
Unrestricted cash	$ 282,026	$1,669,304
Cash restricted for well plugging	249,929	244,419
	$ 531,955	$1,913,723

NOTE C - INCOME TAXES

The components of the provision (benefit) for income taxes are:

	2001	2000
Current		
Federal	$ —	$ —
State	—	—
	$ —	$ —

NOTE C - INCOME TAXES (CONTINUED)

	2001	2000
Deferred		
Federal	$ —	$ —
State	—	—
Valuation allowance	—	—
	—	—
Total tax provision	$ —	$ —

The tax effects of significant items comprising the net deferred tax asset are as follows:

	2001	2000
Deferred tax assets		
Operating loss and tax credit carryforward	$ 1,331,106	$ 1,427,906
Property and equipment	3,145	2,901
Total deferred tax assets	1,334,251	1,430,807
Valuation allowance	(1,334,251)	(1,430,807)
Net deferred tax assets	$ —	$ —

The net increase (decrease) in the valuation allowance was ($96,556) between 2001 and 2000, primarily as a result of expiration of carryforwards.

A valuation allowance is provided when it is more likely than not that some portion of the Company's deferred tax assets will not be realized. The valuation allowance recorded in the financial statements reduces deferred tax assets to an amount that represents Management's best estimate of the amount of deferred tax assets that more likely than not will be realized.

The difference between the total tax provision and the amount computed by applying the statutory federal income tax rates to pre-tax income is as follows:

	2001	2000
Statutory rate applied to pre-tax income	$ 32,450	$ 23,250
State taxes, net of federal tax benefit	13,000	11,400
Valuation allowance	(45,450)	(34,650)
Provision for income taxes	$ —	$ —

NOTE C - INCOME TAXES (CONTINUED)

	2001	2000
Deferred		
Federal	$ —	$ —
State	—	—
Valuation allowance	—	—
	—	—
Total tax provision	$ —	$ —

The tax effects of significant items comprising the net deferred tax asset are as follows:

	2001	2000
Deferred tax assets		
Operating loss and tax credit carryforward	$ 1,331,106	$ 1,427,906
Property and equipment	3,145	2,901
Total deferred tax assets	1,334,251	1,430,807
Valuation allowance	(1,334,251)	(1,430,807)
Net deferred tax assets	$ —	$ —

The net increase (decrease) in the valuation allowance was ($96,556) between 2001 and 2000, primarily as a result of expiration of carryforwards.

A valuation allowance is provided when it is more likely than not that some portion of the Company's deferred tax assets will not be realized. The valuation allowance recorded in the financial statements reduces deferred tax assets to an amount that represents Management's best estimate of the amount of deferred tax assets that more likely than not will be realized.

The difference between the total tax provision and the amount computed by applying the statutory federal income tax rates to pre-tax income is as follows:

	2001	2000
Statutory rate applied to pre-tax income	$ 32,450	$ 23,250
State taxes, net of federal tax benefit	13,000	11,400
Valuation allowance	(45,450)	(34,650)
Provision for income taxes	$ —	$ —

NOTE C - INCOME TAXES (CONTINUED)

The Company has available at December 31, 2001, unused operating loss carryforwards, which may provide for future tax benefits expiring as follows:

Year of Expiration	Unused Operating Loss Carryforward
2002	$ 675,068
2003	1,544,234
2004	1,593,565
2005	—
2006	102,646
2007	5,592
2008	5,581
2009	—
2010	—
2011	43,824
2012	—
2013	—
2014	31,840
2015	156,915
	$4,159,265

NOTE D - OTHER ASSETS

1. Investment in jointly owned company

The Company owns a 45% interest in Northern Pipeline Company, LLC, which operates a pipeline for the transportation of natural gas and which began operations in July, 1997. This investment is carried at cost, under the equity method and is adjusted for the Company's proportionate share of undistributed earnings or losses.

Following is a summary of unaudited financial position and unaudited results of operations of Northern Pipeline Company, LLC:

	2001	2000
Current assets	$ 55,073	$113,685
Property and equipment, net	440,998	519,609
Other assets, net	—	618
	$496,071	$633,912

NOTE D - OTHER ASSETS (CONTINUED)

	2001	2000
Current liabilities	$ 58,561	$ 74,287
Equity	437,510	559,625
	$496,071	$633,912
Sales	$350,826	$294,650
Net income	$178,410	$145,043

2. Long term trade receivables - long term trade receivables represent receivables expected to be collected after December 31, 2002.

NOTE E - RELATED PARTY TRANSACTIONS

1. The Company is reimbursed for actual and necessary expenses paid or incurred in connection with its management of various related limited partnerships. It also charges the partnerships for certain well-tending and related services provided.

Transactions and balances for December 31, 2001 and 2000 are as follows:

	2001	2000
Well services revenue	$ 49,339	$ 60,844
Production and royalties revenue	496,570	530,535
Gas marketing revenue	—	3,756
	$ 545,909	$ 595,135
Accounts receivable	$ 127,875	$ 566,114
Accounts payable	$(177,184)	$(14,590)

2. The Company charges Northern Pipeline, LLC, for equipment rental and a monthly management fee. (See Note O.)

NOTE E - RELATED PARTY TRANSACTIONS (CONTINUED)

Transactions and balances for December 31, 2001 and 2000 are as follows:

	2001	2000
Equipment rental and service income	$ —	$ 9,997
Other income	4,320	4,320
	$ 4,320	$ 14,317
Accounts receivable	$ 2,400	$ 3,200
Accounts payable	$ 47,829	$ 31,768

NOTE F - BUSINESS SEGMENT INFORMATION

Description of the types of products and services from which each reportable segment derives its revenue:

The Company's three reportable business segments are gas marketing, equipment rental, oil and gas production and well services. The Company's gas marketing operation involves purchasing gas from local producers and interstate pipeline sources, as well as marketing gas from the Company's managed limited partnerships, and reselling that gas to industrial gas users through transportation arrangements on intrastate and interstate pipeline systems.

In the equipment rental operation, the Company rents well service equipment (e.g. for use in water hauling, pipeline installation, and welding).

Revenues from oil and gas production operations are primarily derived from working and royalty interests in the sale of oil and gas production and well service operations provide workover and well tending services for producing wells.

NOTE F - BUSINESS SEGMENT INFORMATION (CONTINUED)

Measurement of segment profit or loss and segment assets:

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit and loss from operations before income taxes not including nonrecurring gains and losses.

The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

Factors management used to identify the Company's reportable segments:

The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each segment requires different technology and marketing strategies.

The Company's segment profit or loss and assets are as follows:

	Gas Marketing	Equipment Rental	Oil & Gas Production & Well Services	a) All Others	Totals
2001					
Revenues from external customers	$33,954,540	$ 519,713	$718,172	$ —	$35,192,425
Intersegment revenues	—	—	—	—	—
Other revenue	—	—	—	172,018	172,018
Depreciation and amortization	—	—	54,019	19,654	73,673
Interest	—	—	—	7,005	7,005
Segment profit (loss)	549,360	(24,806)	395,294	(793,648)	126,200
Segment assets	5,307,755	73,519	882,291	414,286	6,677,851
Expenditures for segment assets	—	—	31,915	12,719	44,634

NOTE F - BUSINESS SEGMENT INFORMATION (CONTINUED)

2000, As Restated (See Note P)	Gas Marketing	Equipment Rental	Oil & Gas Production & Well Services	a) All Others	Totals
Revenues from external customers	$20,142,497	$ 361,285	$ 643,409	$ –	$ 21,147,191
Intersegment revenues	–	–	–	–	–
Other revenue	–	–	–	223,681	223,681
Depreciation and amortization	–	–	107,384	18,613	125,997
Interest	–	–	–	3,436	3,436
Segment profit (loss)	86,241	(40,682)	266,521	(595,195)	(283,115)
Segment assets	6,440,695	83,515	1,656,174	1,793,069	9,973,453
Expenditures for segment assets	–	–	103,080	–	103,080

a) Revenue from segments below quantitative thresholds are attributable to the Company's equity in earnings of its jointly owned company and unallocated revenues such as interest income and gains recognized on the disposition of assets. General and administrative expenses are not allocated to the Company's three business segments. This activity is reported as "all others".

NOTE G - COMMITMENTS AND CONTINGENCIES

1. Well-Plugging

All except four of the limited partnerships in which the Company was the general partner have closed and their assets have reverted to the Company. Prior to the closing of the partnerships, the Company had been escrowing partnership cash to provide for future well-plugging costs. (See Note A). Upon closing of the partnerships, the Company will now assume all well-plugging responsibilities associated with the wells which were previously assets of the partnerships. As of December 31, 2001, the wells transferred to the Company from these partnerships continued to produce oil and gas. Also, as of December 31, 2001 the Company owned 159 oil and gas wells, excluding wells in which the Company has an interest as a general partner.

Under current promulgated regulations of the Pennsylvania Department of Environmental Protection, Oil and Gas Division, to the extent that the mechanical integrity of the wells is sound, non-producing wells can receive a permit to be placed on inactive status for an indefinite period of time and not be plugged. Also, wells that fail to produce enough gas to feed transportation lines will still produce some gas; at that time, instead of being plugged, the wells would be available to be turned over to landowners, who could use gas produced for personal home utilities.

NOTE G - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Lastly, future explorations may discover formations deeper than those existing, and non-producing wells may be deepened to access them. For these reasons, no well-plugging liability relating to gas wells owned directly by the Company, or in which the Company has an interest as a general partner, has been recorded as of December 31, 2001. Contingent upon the quantity of wells which would revert to landowners and based on the average cost to currently plug wells, the well plugging liability could range from zero to one million, two hundred thousand dollars.

2. Joint Venture

In September 2000, the Company entered into a joint venture agreement with another company in order to develop two wells under the agreement, Vineyard is obligated for 50% of the completion costs. Vineyard is also liable for 50% of the plugging and site restoration costs. The costs to complete the wells could total $200,000. During 2001 and 2000, the Company expended $10,000 and $26,380, respectively on the venture. The financial statements do not include any provision for the well-plugging costs.

3. Other

The Company is also a party to several actions which arise in the normal course of the Company's business. In management's opinion, none of these lawsuits or proceedings should, individually or in the aggregate, have a material adverse effect upon the financial position of the Company, however, see Note Q.

NOTE H - MAJOR CUSTOMERS AND SUPPLIERS

The Company made a substantial portion of its gas marketing sales to five customers in 2001 and five customers in 2000. During 2001 and 2000, sales to these customers aggregated approximately $14,824,000 (44%) and $10,961,000 (51%), respectively. At December 31, 2001 and 2000, amounts due from those customers included in trade accounts receivable were approximately $1,567,000 and $1,428,000, respectively.

The Company purchased approximately $26,304,000(79%) from eight suppliers and $12,800,000 (64%) from six suppliers of gas for resale, during 2001 and 2000, respectively. At December 31, 2001 and 2000, amounts due to those suppliers included in accounts payable were approximately $3,244,775 and $3,642,000, respectively.

NOTE I - FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash - Fair value approximates carrying value due to the initial maturities of the instruments being three months or less.

The estimated fair values of the Company's financial instruments as of December 31, 2001, are as follows:

	Carrying Amount	Fair Value
Financial assets:		
Cash	$531,955	$531,955

NOTE J - SUPPLEMENTARY OIL AND GAS DISCLOSURES (UNAUDITED)

In November 1982, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 69 (SFAS 69), "Disclosures About Oil and Gas Producing Activities". This Statement establishes a standardized comprehensive set of supplemental unaudited disclosures for oil and gas exploration and production activities which are included in the schedules that follow.

Proved Reserves - The following schedule presents estimates of proved oil and natural gas reserves attributable to the Company, all of which are located in the United States. Proved reserves are estimated quantities of oil and natural gas which geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved-developed reserves are those which are expected to be recovered through existing wells with existing equipment and operating methods. All proved reserves are developed. Reserves are stated in barrels of oil and thousands of cubic feet of natural gas.

NOTE J - SUPPLEMENTARY OIL AND GAS DISCLOSURES (UNAUDITED) (CONTINUED)

	Gas (MCF)	Oil (BBL)
Proved reserves at December 31, 1999	932,399	2,837
Production	(123,737)	(3,030)
Revisions in previous quantity estimates	62,275	409
Proved reserves at December 31, 2000	870,937	216
Production	(128,327)	(2,433)
Revisions in previous quantity estimates	(252,508)	2,217
Proved reserves at December 31, 2001	490,102	—

Capitalized Costs - The Company's net investment in oil and gas producing properties, at December 31, 2001 and 2000 is as follows:

	2001	2000
Proved oil and gas properties	$ 5,449,978	$ 5,471,491
Accumulated depletion, depreciation and amortization	(5,285,652)	(5,292,797)
	$ 164,326	$ 178,694

Costs Incurred in Oil and Gas Property Acquisitions, Exploration and Development Activities - There were no costs incurred in oil and gas property acquisitions, exploration and development activities for the years ended December 31, 2001 and 2000.

Results of Operations for Oil and Gas Producing Activities - The following summarizes the "Results of Operations for Producing Activities" as defined by SFAS 69, for the years ended December 31, 2001 and 2000. As required, income taxes are included in the results, but were computed under SFAS guidelines using statutory tax rates, while considering the effects of permanent differences and tax credits relating to oil and gas producing activities.

NOTE J - SUPPLEMENTARY OIL AND GAS DISCLOSURES (UNAUDITED) (CONTINUED)

	2001	2000
Revenues	$668,833	$582,785
Less:		
Production costs	186,794	182,091
Depletion, depreciation and amortization	24,368	29,482
	211,162	211,573
	457,671	371,212
Income taxes	-	-
Results of operations from oil and gas producing activities before corporate overhead and interest costs	$457,671	$371,212

Geological and engineering estimates of proved oil and natural gas reserves at any one point in time are highly interpretive, inherently imprecise, and subject to ongoing revisions that may be substantial in amount. Although every reasonable effort is made to ensure that the reserve estimates reported represent the most accurate assessments possible, these estimates are by their nature generally less precise than other estimates presented in connection with financial statement disclosures.

Standardized Measure of Discounted Future Net Cash Flows - The following schedule presents estimates of the standardized measure of discounted future net cash flows from the Company's proved reserves. Estimated future cash flows are determined using year-end prices adjusted only for fixed and determinable increases for natural gas provided by contractual agreement. Estimated future production and development costs are based on economic conditions at year end. Future federal income taxes are computed by applying the applicable statutory federal income tax rates to the differences between the future pretax net cash flows and the tax basis of proved oil and gas properties. Future net cash flows from oil and gas production have been discounted at ten percent as required by the SFAS. Therefore, all properties are discounted at the same rate regardless of the attendant risk. The assumptions used to compute the standardized measure are, therefore, those required by the SFAS and, as such, do not necessarily reflect the Company's expectations of actual revenues to be derived from those reserves nor their present worth.

NOTE J - SUPPLEMENTARY OIL AND GAS DISCLOSURES (UNAUDITED) (CONTINUED)

Because the standardized measure of future net cash flows was prepared using the prevailing economic conditions existing at the respective year end, it should be emphasized that such conditions continually change, as evidenced by the fluctuations in natural gas and crude oil prices during the last several years. Accordingly, such information should not serve as a basis in making any judgment on the potential value of the Company's recoverable reserves, or in estimating future results of operations.

	2001	2000
Future cash inflows	$ 1,147,000	$ 5,475,000
Future production costs	(362,000)	(1,860,000)
Future income tax expense	—	—
Future after-tax net cash flows	785,000	3,615,000
10% annual discount	(443,000)	(2,040,000)
Standardized measure of discounted future net cash flows	$ 342,000	$ 1,575,000

Changes in Standardized Measure of Discounted Future Net Cash Flows- SFAS 69 requires a reconciliation which displays the principal sources of changes in the standardized measure of discounted future net cash flows during the year. The Company believes that such a reconciliation may suggest a degree of accuracy that is inappropriate in light of the subjectivity and imprecision of the underlying reserve estimates. The Company cautions users not to infer an unwarranted degree of reliance on the amounts and the reasons for the changes in those standardized measures.

	2001	2000
Beginning of year	$ 1,575,000	$ 748,000
Changes resulting from:		
Sales of production	(669,000)	(648,000)
Net change in prices relating to future production	(457,000)	1,162,000

NOTE J - SUPPLEMENTARY OIL AND GAS DISCLOSURES (UNAUDITED) (CONTINUED)

	2001	2000
Extensions and discoveries	$ —	$ —
Revisions in previous quantity estimates	(238,000)	207,000
Accretion of discount	158,000	75,000
Net change in income taxes	—	—
Other	(27,000)	31,000
Net increase (decrease)	(1,233,000)	827,000
End of year	$ 342,000	$ 1,575,000

NOTE K - EMPLOYMENT CONTRACTS (SEE NOTE Q)

During 2000, the Company entered into employment contracts with its president expiring April 1, 2002 and a marketing agent expiring January 1, 2003. The contracts provide for base salaries, payments under covenants not to compete, signing bonuses, and incentives based on attainment of specified earning goals.

The signing bonuses consisted of compensation in the form of 200,000 shares of stock in the Company, with each employee receiving 100,000 shares. The Board of Directors established a value per share of $.20. Compensation costs were charged as follows: gas marketing $30,000; and general and administrative $10,000.

The employment contract for the marketing agent also includes a provision which permits the agent to purchase up to 100,000 shares of the Company at $.20 per share should certain earning goals be met. As of December 31, 2001, options for 100,000 shares have gone unexercised and have been forfeited.

NOTE L - LETTERS OF CREDIT AND LINE OF CREDIT

At December 31, 2001 and 2000, the Company had $250,000 outstanding letters of credit.

In addition, the Company had an approved line of credit of $500,000 and $150,000, respectively, of which $156,413 and $91,413 was offset against the letters of credit, respectively, with $343,587 and $58,587 unused and available at year end. The line is secured by certain real estate owned by the Company.

NOTE M - LEASES

The Company is the lessee of a Mack CH 613 T/A Tractor under a capital lease expiring in 2005. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are amortized over the lower of their related lease terms or their estimated productive lives. Amortization of assets under capital leases is included in depreciation expense for 2001.

Following is a summary of property held under capital leases:

	2001	2000
Mack CH 613 T/A Tractor	$ 75,000	$ 75,000
Less: accumulated amortization (or depreciation)	(26,250)	(11,250)
	$ 48,750	$ 63,750

Minimum future lease payments under capital leases as of December 31, 2001 for each of the next four years and in the aggregate are:

2002	$ 13,719
2003	13,719
2004	13,719
2005	29,386
Total minimum lease payments	70,543
Less: amount representing interest	(10,340)
Present value of net minimum lease payment	60,203
Less: current portion	(9,754)
Long term capital lease obligation	$ 50,449

Certain capital leases provide for renewal and/or purchase options. Generally, purchase options are at prices representing the expected fair value of the property at the expiration of the lease term. Renewal options are for periods mutually agreed upon with lessor at their fair rental value at the time of renewal.

NOTE N - PLEDGED ACCOUNTS RECEIVABLE

The Company has pledged trade account receivables under a security agreement with East Resources, Inc., equal to 150% of the outstanding balance due to East Resources, Inc. as of December 31, 2001.

NOTE O - SUBSEQUENT EVENTS

In May 2002, in a private transaction, Sabre Oil and Gas, Inc. acquired a 19.8% interest in the Company from a group of shareholders, which included four of the seven directors of the Company. Sabre and its affiliate, East Resources, Inc., are major suppliers of natural gas production sold under the Company's gas marketing segment.

Sabre and East also collectively own 55% of Northern Pipeline, L.L.C.

NOTE P - RESTATEMENT

Vineyard has restated the financial statements as of and for the years ended December 31, 2001 and 2000, as the result of an investigation authorized by the Audit Committee of the Board of Directors. The investigation involved review of certain internal accounting entries made during 2001 and 2000, which overstated accounts receivable inventory and prepaid items, and understated accounts payable at year end with an overall effect of overstating fiscal 2000 net income by $397,103.

The financial statements have been adjusted as follows:

	Amount Previously Reported	As Restated
Year Ended December 31, 2000:		
Income Statement:		
Revenues	$21,437,092	$ 21,370,872
Costs and expenses	20,655,010	20,835,111
General and administrative expenses	646,045	796,827
Net income (loss)	113,988	(283,115)
Basis earnings (loss) per share	.022	(.055)
Diluted earnings (loss) per share	.021	(.053)
Year Ended December 31, 2001:		
Income Statement:		
Income taxes	13,000	—
General and administrative expenses	926,007	939,007
Balance sheet:		
Accounts receivable, net	5,256,334	5,258,662
Inventories	81,725	49,569
Prepaid items	120,012	78,442
Accounts payable - trade	4,206,819	4,536,701
Accounts payable - limited partnership	94,472	69,472
Retained earnings (deficit)	(3,189,780)	(3,586,883)

NOTE Q - EVENT (UNAUDITED) SUBSEQUENT TO THE DATE OF INDEPENDENT AUDITORS' REPORT

In October 2002, a gas marketing agent, who was employed under an employment contract expiring January 1, 2003, resigned and began action to assert a claim for 2001 and 2002 unpaid bonuses. Company counsel and management has indicated the calculations are unsubstantiated and the likelihood of payment is minimal, thus no expense or liability has been recorded in the accompanying financial statements.

Business Overview

Our company's growth pattern continues on a positive path. Total revenues increased from 21.3 million dollars, to over 35 million dollars and our 2001 net income increased to $126,200.

While management expected the company's "bottom line" to keep pace with the remarkable improvement of total revenues, we opted for the conservative route of adding to the company's 'bad debt reserve account' and thereby reduce an otherwise stellar year. Vineyard was not paid by two large customers who were provided natural gas in the reported year. Both contracts are currently in litigation and our counsel has expressed a comfortable likelihood of success. However, these two accounts, along with smaller debts, which are outstanding, have combined for an increase on our 'expense side' relative to 2001 by over $166,000 to a total of over $320,000 in current year expense. The resulting negative impact on our reported net income is outweighed by management's cautious tone and committed diligence in pursuing these claims to ultimately improve income in the future.

Our gas marketing business segment margin, for 2001, was $549,360. Management recognizes this business segment as the most vital component to the success of our company.

Vineyard's largest producer-client, East Resources, is substantially responsible for our record breaking sales volumes. Continuously adding to our yearly throughput volumes has led to the strength we possess to compete and become a dominant force in the energy marketing business.

This relationship with East Resources has led to an exciting new chapter in Vineyard's continuing corporate life. In May of 2002, East Resources, through an affiliate Sabre Oil & Gas, Inc., became our largest shareholder by purchasing approximately 19% of our outstanding shares from a group that included four of the seven members of our board of directors.

Results from operations in 2001 are good. Equity oil and gas sales were up, pipeline income increased and contracted field work served its two most important functions of fulfilling the company's maintenance needs while keeping our presence known within the Appalachian basin.

Looking forward, management expects to sustain our growth by using the same aggressive strategies tempered with fiscal caution. The common interest held by all shareholders is now held by a new corporate partner; one who brings substantial operational, developmental and economic resources to the Vineyard table.

Liquidity and Capital Resources

The cash flow of Vineyard Oil & Gas Company is dependent primarily on gas marketing sales and sales of oil and gas production.

The Company will continue to review the various cost centers in an effort to control and reduce expenses where possible.

Comparative Results of Operations, As Restated

The total revenues for 2001 increased $13,993,571, or 65% over 2000. Gas marketing increased $13,812,043, or 69%. The increase in gas marketing was due to a substantial increase in volume of gas sold, and a slight increase in price. Electric brokering ceased in 2001. Production and well services increased, $74,763, or 12% in 2000. Production increases, due to volume and price increases were offset by $11,505 decreases in well service, the result of a decrease in outside well tending. Equipment rental and service income increased $158,428 or 44% over 2000. The company completed two major pipeline projects, which accounted for the majority of the increase. Other income decreased $66,677, or 42% from 2000. Of this amount, interest income decreased $45,021, due to the decrease in interest rates for 2001. A decrease in the gain on disposal of fixed assets accounted for $23,667 of the total decrease. Equity in earnings of a jointly owned company increased $15,014 or 23% over 2000. This was due to the company's share of the increased operating income of the jointly owned investment.

Direct costs increased $13,437,466 over the year 2000. Gas marketing costs increased $13,348,924, due to a substantial increase in gas purchased coupled with a slight increase in price. Production and well service costs decreased $645 in 2001. Production cost increases of $3,793 were offset by a decrease in well service costs of $4,438. Equipment expenses increased $142,552, or 35% over 2000. The increase reflects the costs associated with the two pipeline projects in 2001. The decrease in depreciation of $53,365 reflects the aging of depreciable assets plus a write down of $32,156 for assets deemed worthless.

General and administrative expenses increased $142,186 in 2001. Major causes of the increase were an increase in bad debt expenses of $185,551, offset by a decrease for adjustment of receivable in 2000, of $159,690, increases in group insurance of $36,596, payroll and related taxes, of $37,959, and insurance of $18,228.

Net income increased $409,315 over 2000. By reportable segments, marketing profit increased $463,119, equipment rental loss decreased $15,876, and oil and gas production and well services profit increased $128,773, while all others, which include general and administrative expenses, offset by other income, showed a net increase in expenses of $198,453. These differences are explained above.

Net working capital at December 31, 2001 increased $24,754 over 2000. The current assets were less in 2001 by $3,393,028, and current liabilities were less by $3,417,782. The large disparity from amounts in 2000 were due to the high cost and selling price of gas in November and December, 2000. This was reflected mainly in the cash, accounts receivable, and accounts payable account balances. Inventory decreased $17,538 or 26%. Prepaid expenses decreased $379,652 from 2000. Included in this amount was $409,628 of purchased gas at December 31, 2000, which was distributed in 2001.

Fixed assets showed a net increase of $13,119. Purchases of new equipment of $44,634 were offset by write offs of assets sold of $31,515. Allowance for depreciation was increased by the current year provisions of $58,673 and decreased by $31,515 of assets sold.

Leased property in 2001 represents a truck valued at $75,000 less accumulated depreciation of $26,250.

Cash restricted for well plugging increased $5,510, interest earned on principal for the year.

Investments represent the company's interest in a jointly owned company. The investment has a net decrease of $79,043 over 2000. The account was increased
by the company's share of net income of $80,284, and reduced by distributions reserved of $159,327.

Long term receivables of $200,000 represents the estimated balance of certain accounts receivable whose receipt is expected to be deferred more than one year.

Long term obligations under capital leases decreased by $9,754, the amount of principal payments made during this year of $9,087 and $667 reclassified to current liabilities.

Common stock increased $7,500, representing 150,000 shares at par value of $.05. These shares were recorded in 2000 as additional paid in capital. They
were issued in 2001, and the $7,500 value was removed from paid in capital and reclassified as common stock issued.

At December 31, 2001, cash decreased $1,381,768 from December 31, 2000. The principal factor was the excess of accounts payable payments over accounts receivable collections. Operations used cash of $1,408,092, investing activities provided cash of $35,411, and financing activities used $9,087 of cash, representing the total net cash decrease.

Vineyard Oil & Gas Company

2002 Annual Report

SHAREHOLDER INFORMATION

10-KSB

A copy of the Vineyard Oil & Gas Company Annual Report on form 10-KSB as filed with the Securities and Exchange Commission is available to Shareholders by written request to the Corporate Office.

Annual Meeting

The date, time and location of the Annual Meeting of Shareholders of the Company is disclosed in the proxy statement distributed to all shareholders of record.

Corporate Offices

10299 West Main Road
P.O. Box 391
North East, Pennsylvania 16428
(814) 725-8742

Corporate Stock

There is no established public trading market for Vineyard's Common Stock. Vineyard Common Stock is traded privately on a sporadic basis principally in the Northwestern Pennsylvania market. As of July 7, 2003 there were 5,325,563 shares of Common Stock issued and outstanding, held by approximately 964 Shareholders.

OFFICERS AND DIRECTORS

Stephen B. Millis
President , Vineyard Oil & Gas Company
North East, Pennsylvania

William Fustos (2)
Director and Chairman of the Board
Vice President, East Resources, Inc.
Wexford, Pennsylvania

Robert Long (2)
Director
Executive Vice President, East Resources, Inc.
Vice President, Sabre Oil and Gas, Inc.
Wexford, Pennsylvania

James J. Concilla (3)
Director
Founder, Vineyard Oil & Gas Company
North East, Pennsylvania

Robert Garfield (3)
Director
Garfield Inc., North East, Pennsylvania

W. Eric Johnson (1)
Director
Investment Broker

David H. Stetson (1), (2)
Director
President/Owner of Stetson Bros. Hardware

James J. MacFarlane (1)
Director
Geologist/Engineer, MacTech Mineral Management, Inc.
Bradford, Pennsylvania

James M. Reynard
Secretary/Treasurer, Vineyard Oil & Gas Company
North East, Pennsylvania

MacDonald, Illig, Jones and Britton
Counsel

Gorzynski, Felix and Gloekler, P.C.
Auditors

(1) Member, Audit Committee
(2) Member, Executive Committee
(3) Member, Wage and Bonus Committee

Vineyard
OIL & GAS CO.
P.O. Box 391 North East, PA 16428
Ph. (814) 725-8742

Fellow Shareholders:

We began the year with phenomenal sales growth within our gas marketing business segment. Similarly, natural gas prices were strong for the first quarter of the year.

The market conditions then began to deteriorate by mid summer. For the year, natural gas pricing, on average, were one dollar less than the year before. Our equity-production levels were consistent with 2001, exceeding 100,000 mcfs, so the 25% reduction in market value directly impacted our results.

General and administrative costs reached an all time high due largely to outside accounting expense related to last year's re-statement.

Despite these set backs, your company maintained steady involvement within the energy sector. Throughput levels remained impressive, internal milestones were met and the overall cash position of the company improved.

2003 will be challenging. A brutally cold winter, combined with the most volatile price escalations ever recorded, will require us to make deliberate and adroit decisions concerning every facet of our business.

Thank you for your continued support and we look forward to seeing you in the future.

Sincerely,

Stephen B. Millis
President

General Development of Business

Vineyard Oil & Gas Company is a Pennsylvania corporation established in 1978. Originally and for the first nine years of its existence, Vineyard's primary focus was the drilling, production and operation of oil and gas wells in Pennsylvania and New York. General and limited partnerships were organized by the company and all related services are performed on their behalf including accounting and tax work, through its in house staff.

In most recent years, Vineyard's primary business function has been marketing natural gas, pipeline installation and operation, well maintenance, and natural gas and oil production.

Vineyard employs twelve people and conducts business from its headquarters at 10299 West Main Road, North East, Pennsylvania 16428. At present, Vineyard has no subsidiaries.

GF&G

GORZYNSKI, FELIX & GLOEKLER, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

Board of Directors
Vineyard Oil and Gas Company
North East, Pennsylvania

We have audited the accompanying balance sheet of Vineyard Oil and Gas Company as of December 31, 2002, and the related statements of income, retained earnings, and cash flows for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to provide reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes an assessment of the accounting principles used and significant estimates made by management, as well as an evaluation of the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vineyard Oil and Gas Company at December 31, 2002, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Gorzynski, Felix and Gloekler, P.C.

Gorzynski, Felix and Gloekler, P.C.

March 31, 2003
North East, Pennsylvania

VINEYARD OIL AND GAS COMPANY
Balance Sheet
December 31, 2002

ASSETS	
Current Assets	
Cash	$ 612,457
Accounts receivable, less allowance for doubtful accounts of $348,607	5,795,859
Inventories	51,825
Prepaid expenses	134,711
Total current assets	6,594,852
Property, Plant and Equipment	
Land and land improvements	193,680
Building and improvements	267,618
Oil and gas properties and transmission equipment	5,482,134
Drilling and other equipment	1,239,353
	7,182,785
Less: accumulated depletion, depreciation and amortization	(6,811,637)
	371,148
Leased Property	
Capital lease, less accumulated amortization of $41,250	33,750
Other Assets	
Long term trade receivables	150,000
Cash restricted for well plugging	252,195
Investments - at equity	85,245
	487,440
	$ 7,487,190

See notes to financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities	
Accounts payable	
Trade	$ 5,043,120
Production distribution payable	610,190
Accrued expenses	41,090
Current portion of obligations under capital leases	10,470
Total current liabilities	5,704,870
Long Term Liabilities	
Obligations under capital leases	39,979
Deferred Revenue	394,322
Shareholders' Equity	
Common stock, authorized 15,000,000 shares without par value, issued 5,325,563 shares at December 31, 2002, at stated value of $.05	266,278
Additional paid-in capital	4,965,430
	5,231,708
Retained Earnings (Deficit)	(3,658,769)
	1,572,939
Less: Cost of 67,944 Shares Held in Treasury	(224,920)
	1,348,019
	$ 7,487,190

VINEYARD OIL AND GAS COMPANY

Income Statements

For the Years Ended December 31, 2002 and 2001

	2002	2001
Earned Revenues		
Gas marketing	$ 23,496,035	$33,954,540
Production and well services	515,054	718,172
Equipment rental and service income	431,468	519,713
	24,442,557	35,192,425
Other income	108,994	91,734
Equity in earnings of jointly owned company	28,261	80,284
	24,579,812	35,364,443
Costs and Expenses		
Direct costs of earned revenues		
Gas marketing	23,096,894	33,405,180
Production and well services	225,447	268,859
Equipment expenses	449,989	544,519
Depreciation and amortization	54,444	54,019
	23,826,774	34,272,577
General and administrative	803,231	939,007
Depreciation	14,599	19,654
Interest	7,095	7,005
	24,651,699	35,238,243
Net (Loss) Income Before Income Taxes	(71,887)	126,200
Income Taxes	—	—
Net (Loss) Income	$(71,887)	$ 126,200
Basic (Loss) Earnings Per Common Share	$(.013)	$ .024
Diluted (Loss) Earnings Per Common Share	$(.013)	$ .024

See notes to financial statements.

VINEYARD OIL AND GAS COMPANY
Statements of Shareholders' Equity
For the Years Ended December 31, 2002 and 2001

	Common Stock	Capital in Excess of Par Value	Retained Earnings (Deficit)	Treasury Stock
Balance at January 1, 2001	$256,278	$ 4,975,430	$(3,713,082)	$(224,920)
Stock Bonuses Awarded	7,500	(7,500)	—	—
Net Income For the Year	—	—	126,200	—
Balance at December 31, 2001	263,778	4,967,930	(3,586,882)	(224,920)
Stock Bonuses Awarded	2,500	(2,500)	—	—
Net (Loss) For the Year	—	—	(71,887)	—
Balance at December 31, 2002	$266,278	$ 4,965,430	$(3,658,769)	$(224,920)

See notes to financial statements.

VINEYARD OIL AND GAS COMPANY
Statements of Cash Flows
For the Years Ended December 31, 2002 and 2001

	2002	2001
Operating Activities		
Net (loss) income	$(71,887)	$ 126,200
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:		
Depletion, depreciation and amortization	69,043	73,673
Provision for losses on accounts receivable	(90,022)	151,374
(Gain) on disposal of assets	—	(1,000)
Changes in operating assets and liabilities providing (using) cash:		
Accounts receivable	(397,174)	1,257,186
Inventories	(2,256)	17,538
Prepaid expenses	(56,269)	379,652
Accounts payable	918,602	(3,396,265)
Accrued expenses	(28,382)	(22,184)
Deferred revenue	759	5,734
Net cash provided by (used in) operating activities	342,414	(1,408,092)
Investing Activities		
Purchases of property, plant and equipment	(9,461)	(44,632)
Proceeds from sale of equipment	—	1,000
Change in investment in jointly-owned company	9,498	79,043
Net cash provided by investing activities	37	35,411
Financing Activities		
Principal payments under capital lease obligation	(9,754)	(9,087)
Net cash (used in) financing activities	(9,754)	(9,087)
Increase (Decrease) in Cash	332,697	(1,381,768)
Cash at Beginning of Year	531,955	1,913,723
Cash at End of Year (Note B)	$ 864,652	$ 531,955

See notes to financial statements.

VINEYARD OIL AND GAS COMPANY
Notes to Financial Statements
December 31, 2002

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations - Vineyard Oil and Gas Company is a producer and marketer of its own oil and natural gas and gas produced by others. It also transports natural gas and performs well maintenance, service, construction, trucking and other jobs related to the oil and gas industry.

Restricted Cash - Restricted cash consists of cash collected from limited partnerships, which is held in escrow in separate bank accounts, and a certificate of deposit is required by the state to be maintained to offset future plugging costs. Since these funds will be restricted for a period of more than one year, the assets and any deferred revenue related thereto have been classified as noncurrent items. (See Deferred Revenue).

Inventories - Inventories are stated at the lower of cost (first-in, first-out method) or market. Inventory consists of parts and piping utilized in the Company's oil and gas operations.

Development Costs of Oil and Gas Properties - The Company follows the successful efforts method of accounting for its oil and gas producing activities as prescribed by SFAS Statement No. 19. Under this method, all costs of production equipment, properties and wells were capitalized and are depleted on the units of production method based on the estimated recoverable oil and gas reserves. Costs of acquiring undeveloped oil and gas leasehold acreage were capitalized. Geological expenses were charged against income as incurred.

For income tax purposes, tangible costs are depreciated using accelerated tax methods and intangible costs are expensed when incurred.

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property, Plant and Equipment - Property, plant and equipment is stated using historical cost. Expenditures for major additions or betterments are capitalized. Maintenance and repairs are charged to expense as incurred. Differences between amounts received and net carrying value of assets retired or disposed of are included in the income statement. For the year ended December 31, 2001, the Company realized a net gain on the disposal of assets of $1,000. There were no disposals for the year ended December 31, 2002. Depreciation of assets is computed by the straight-line method for financial reporting purposes at rates sufficient to amortize the costs over their estimated useful lives and by accelerated methods for income tax purposes.

Investments in Limited Partnerships - The Company accounts for its investments in limited partnerships under the proportional consolidation method, which recognizes its share of earnings or losses after the date of acquisition.

Deferred Revenue - The Company, as general partner, has withheld from prior years' quarterly partnership distributions an estimated fee for future well plugging charges. The plugging fees are recorded as a deferred cost until the actual plugging costs have been incurred by the partnerships. The Company holds in escrow cash collected from the partnerships, plus earnings thereon, designated to cover these future costs. Future collections are contingent upon future revenue distributions and therefore are currently indeterminable. The Company plugged 28 oil and 4 gas wells in 1998 at a cost of $48,000. No wells were plugged in the years 1999 through 2002. See note G for additional information.

Income Taxes - The Company provides for taxes based on income as reported in the income statement. Deferred income taxes and deferred tax assets and liabilities are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

Earnings Per Share - Basic earnings per share are determined by dividing net income by the weighted average number of common shares outstanding (5,325,563 in 2002 and 5,275,563 in 2001).

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following schedule summarizes the changes in the number of shares of capital stock:

	Common Stock
Balance at January 1, 2002	5,275,563
Issuance of shares - Year 2002	50,000
Balance at December 31, 2002	5,325,563

Concentrations of Credit Risk - Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash investments and trade accounts receivable.

At December 31, 2002, accounts receivable, net of allowance, amounted to $5,795,859.

At December 31, 2002, the carrying amount of the Company's deposits was $864,652 and the bank balance was $1,032,769. Of the bank balance, $254,813 was covered by federal depository insurance, $147,195 was insured under a brokerage firm's umbrella policy, and $630,761 was uninsured.

Credit risk with respect to trade accounts receivable is generally diversified due to the number of entities comprising the Company's customer base and their dispersion across many different industries, however, many receivables are individually significant.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant estimates related to allowance for uncollectible accounts receivable, inventory obsolescence, depreciation, and oil and gas reserves. These estimates may be adjusted as more current information becomes available, and any adjustment could be significant.

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Marketing Risk Factors - The Company's gas marketing business segment is subject to certain financial exposure inherent to the industry. Extensive measures are taken to limit pricing and supply exposure, however the natural gas commodity traded by the Company is volatile and is driven by factors beyond the control of the Company.

NOTE B - CASH FLOW INFORMATION

For purposes of the statement of cash flows, cash includes demand deposits, certificates of deposit and short-term investments with original maturities of three months or less.

Short term investments consist of money market funds and are reported at market value, which equals cost.

The Company's non-cash investing and financing activities and cash payments for interest and income taxes were as follows:

Cash paid during the year for:

	2002	2001
Interest	$ 7,095	$ 7,005
Income taxes	—	—
Noncash financing activities:		
Stock bonus awarded	2,500	—

Cash consists of the following at the end of each year presented:

	2002	2001
Cash in bank	$ 717,457	$ 387,026
Short-term investments	147,195	144,929
	$ 864,652	$ 531,955

Cash is classified as follows for financial statement reporting purposes:

	2002	2001
Unrestricted cash	$ 612,457	$ 282,026
Cash restricted for well plugging	252,195	249,929
	$ 864,652	$ 531,955

NOTE C - INCOME TAXES

The components of the provision (benefit) for income taxes are:

	2002	2001
Current		
Federal	$ —	$ —
State	—	—
	$ —	$ —
Deferred		
Federal	$ —	$ —
State	—	—
Valuation allowance	—	—
	—	—
Total tax provision	$ —	$ —

The tax effects of significant items comprising the net deferred tax asset are as follows:

	2002	2001
Deferred tax assets		
Operating loss and tax credit carryforward	$ 1,492,436	$ 1,331,106
Property and equipment	4,446	3,145
Total deferred tax assets	1,496,882	1,334,251
Valuation allowance	(1,496,882)	(1,334,251)
Net deferred tax assets	$ —	$ —

The net increase (decrease) in the valuation allowance was $162,631 between 2002 and 2001, primarily as a result of expiration of carryforwards and current year net loss.

A valuation allowance is provided when it is more likely than not that some portion of the Company's deferred tax assets will not be realized. The valuation allowance recorded in the financial statements reduces deferred tax assets to an amount that represents Management's best estimate of the amount of deferred tax assets that more likely than not will be realized.

NOTE C - INCOME TAXES (CONTINUED)

The difference between the total tax provision and the amount computed by applying the statutory federal income tax rates to pre-tax income is as follows:

	2002	2001
Statutory rate applied to pre-tax income	$ —	$ 32,450
State taxes, net of federal tax benefit	—	13,000
Valuation allowance	—	(45,450)
Provision for income taxes	$ —	$ —

The Company has available at December 31, 2002, unused operating loss carryforwards, which may provide for future tax benefits expiring as follows:

Year of Expiration	Federal Unused Operating Loss Carryforward	Pennsylvania Unused Operating Loss Carryforward
2003	$1,544,234	$ —
2004	1,593,565	—
2005	—	—
2006	102,646	—
2007	5,592	—
2008	51,581	—
2009	—	26,756
2010	—	310,375
2011	43,824	—
2012	418	—
2013	—	—
2014	159,937	—
2015	302,085	—
	$3,803,882	$337,131

NOTE D - OTHER ASSETS

1. Investment in jointly owned company

The Company owns a 45% interest in Northern Pipeline Company, LLC, which operates a pipeline for the transportation of natural gas and which began operations in July 1997. This investment is carried at cost, under the equity method, and is adjusted for the Company's proportionate share of undistributed earnings or losses.

NOTE D - OTHER ASSETS (CONTINUED)

Following is a summary of unaudited financial position and unaudited results of operations of Northern Pipeline Company, LLC:

	2002	2001
Current assets	$180,266	$ 55,073
Property and equipment, net	362,387	440,998
Other assets, net	—	—
	$542,653	$496,071
Current liabilities	$116,649	$ 58,561
Equity	426,004	437,510
	$542,653	$496,071
Sales	$344,586	$350,826
Net income	$ 62,802	$178,410

2. Long term trade receivables - long term trade receivables represent receivables expected to be collected after December 31, 2003.

NOTE E - RELATED PARTY TRANSACTIONS

1. The Company is reimbursed for actual and necessary expenses paid or incurred in connection with its management of various related limited partnerships. It also charges the partnerships for certain well-tending and related services provided.

Transactions and balances for December 31, 2002 and 2001 are as follows:

	2002	2001
Well services revenue	$ 61,224	$ 49,339
Production and royalties revenue	322,945	496,570
Gas marketing revenue	—	—
	$ 384,169	$ 545,909
Accounts receivable	$ 273,102	$ 127,875
Accounts payable	$(610,190)	$(177,184)

NOTE E - RELATED PARTY TRANSACTIONS (CONTINUED)

2. The Company charges Northern Pipeline, LLC, for equipment rental and a monthly management fee.

Transactions and balances for December 31, 2002 and 2001 are as follows:

	2002	2001
Equipment rental and service income	$ 51,692	$ —
Other income	4,320	4,320
	$ 56,012	$ 4,320
Accounts receivable	$ 52,674	$ 2,400
Accounts payable	$ 39,266	$ 47,829

3. In May 2002, in a private transaction, Sabre Oil and Gas, Inc. acquired a 19.8% interest in the Company from a group of shareholders, which included four of the seven directors of the Company. Sabre and its affiliate, East Resources, Inc., are major suppliers of natural gas production sold under the Company's gas marketing segment. In 2002, Vineyard purchased $7,830,041 of natural gas from East Resources and Sabre. Accounts payable at December 31, 2002 included $1,107,613 and $1,127,378 to East Resources and Sabre, respectively. East Resources and Sabre also collectively own 55% of Northern Pipeline, LLC

NOTE F - BUSINESS SEGMENT INFORMATION

Description of the types of products and services from which each reportable segment derives its revenue:

The Company's three reportable business segments are gas marketing, equipment rental, oil and gas production and well services. The Company's gas marketing operation involves purchasing gas from local producers and interstate pipeline sources, as well as marketing gas from the Company's managed limited partnerships, and reselling that gas to industrial gas users through transportation arrangements on intrastate and interstate pipeline systems.

In the equipment rental operation, the Company rents well service equipment (e.g. for use in water hauling, pipeline installation, and welding).

NOTE F - BUSINESS SEGMENT INFORMATION (CONTINUED)

Revenues from oil and gas production operations are primarily derived from working and royalty interests in the sale of oil and gas production and well service operations provide workover and well tending services for producing wells.

Measurement of segment profit or loss and segment assets:

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on profit and loss from operations before income taxes not including nonrecurring gains and losses.

The Company accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

Factors management used to identify the Company's reportable segments:

The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each segment requires different technology and marketing strategies.

The Company's segment profit or loss and assets are as follows:

	Gas Marketing	Equipment Rental	Oil & Gas Production & Well Services	a) All Others	Totals
2002					
Revenues from external customers	$23,496,035	$ 431,468	$515,054	$ —	$ 24,442,557
Intersegment revenues	—	—	—	—	—
Other revenue	—	—	—	137,255	137,255
Depreciation and amortization	—	—	54,444	14,599	69,043
Interest	—	—	—	7,095	7,095
Segment profit (loss)	399,141	(18,521)	235,163	(687,670)	(71,887)
Segment assets	5,520,174	239,234	744,732	983,050	7,487,190
Expenditures for segment assets	—	—	—	9,461	9,461

NOTE F - BUSINESS SEGMENT INFORMATION (CONTINUED)

	Gas Marketing	Equipment Rental	Oil & Gas Production & Well Services	a) All Others	Totals
2001					
Revenues from external customers	$33,954,540	$ 519,713	$718,172	$ —	$35,192,425
Intersegment revenues	—	—	—	—	—
Other revenue	—	—	—	172,018	172,018
Depreciation and amortization	—	—	54,019	19,654	73,673
Interest	—	—	—	7,005	7,005
Segment profit (loss)	549,360	(24,806)	395,294	(793,648)	126,200
Segment assets	5,307,755	73,519	882,291	414,286	6,677,851
Expenditures for segment assets	—	—	31,915	12,719	44,634

a) Revenue from segments below quantitative thresholds are attributable to the Company's equity in earnings of its jointly owned company and unallocated revenues such as interest income and gains recognized on the disposition of assets. General and administrative expenses are not allocated to the Company's three business segments. This activity is reported as "all others".

NOTE G - COMMITMENTS AND CONTINGENCIES

1. Well-Plugging

All except four of the limited partnerships in which the Company was the general partner have closed and their assets have reverted to the Company. Prior to the closing of the partnerships, the Company had been escrowing partnership cash to provide for future well-plugging costs. (See Note A). Upon closing of the partnerships, the Company will now assume all well-plugging responsibilities associated with the wells which were previously assets of the partnerships. As of December 31, 2002, the wells transferred to the Company from these partnerships continued to produce oil and gas. Also, as of December 31, 2002, the Company owned 164 oil and gas wells, excluding wells in which the Company has an interest as a general partner.

Under current promulgated regulations of the Pennsylvania Department of Environmental Protection, Oil and Gas Division, to the extent that the mechanical integrity of the wells is sound, non-producing wells can receive a permit to be placed on inactive status for an indefinite period of time and not be plugged. Also, wells that fail to produce enough gas to feed transportation lines will still produce some gas; at that time, instead of being plugged, the wells would be available to be turned over to landowners, who could use gas produced for personal home utilities.

NOTE G - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Lastly, future explorations may discover formations deeper than those existing, and non-producing wells may be deepened to access them. For these reasons, no well-plugging liability relating to gas wells owned directly by the Company, or in which the Company has an interest as a general partner, has been recorded as of December 31, 2002. Contingent upon the quantity of wells which would revert to landowners and based on the average cost to currently plug wells, the well plugging liability could range from zero to one million, two hundred thousand dollars.

2. Other

The Company is also a party to several actions which arise in the normal course of the Company's business. In management's opinion, none of these lawsuits or proceedings should, individually or in the aggregate, have a material adverse effect upon the financial position of the Company.

NOTE H - MAJOR CUSTOMERS AND SUPPLIERS

The Company made a substantial portion of its gas marketing sales to five customers in 2002 and 2001. During 2002 and 2001, sales to these customers aggregated approximately $6,227,927 (27%) and $14,824,000 (44%), respectively. At December 31, 2002 and 2001, amounts due from those customers included in trade accounts receivable were approximately $93,950 and $1,567,000, respectively.

The Company purchased from nine suppliers approximately $14,175,465(62%) and $26,304,000 (79%) of gas for resale, during 2002 and 2001, respectively. At December 31, 2002 and 2001, amounts due to those suppliers included in accounts payable were approximately $3,622,875 and $3,244,775, respectively.

NOTE I - FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash - Fair value approximates carrying value due to the initial maturities of the instruments being three months or less.

NOTE I - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The estimated fair values of the Company's financial instruments as of December 31, 2002, are as follows:

	Carrying Amount	Fair Value
Financial assets:		
Cash	$864,652	$864,652

NOTE J - SUPPLEMENTARY OIL AND GAS DISCLOSURES (UNAUDITED)

In November 1982, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 69 (SFAS 69), "Disclosures About Oil and Gas Producing Activities". This Statement establishes a standardized comprehensive set of supplemental unaudited disclosures for oil and gas exploration and production activities which are included in the schedules that follow.

Proved Reserves - The following schedule presents estimates of proved oil and natural gas reserves attributable to the Company, all of which are located in the United States. Proved reserves are estimated quantities of oil and natural gas which geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved-developed reserves are those which are expected to be recovered through existing wells with existing equipment and operating methods. All proved reserves are developed. Reserves are stated in barrels of oil and thousands of cubic feet of natural gas.

	Gas (MCF)	Oil (BBL)
Proved reserves at December 31, 2000	870,937	216
Production 2001	(128,327)	(2,433)
Revisions in previous quantity estimates	76,612	2,730
Proved reserves at December 31, 2001	819,222	513
Production 2002	(129,187)	(1,582)
Revisions in previous quantity estimates	73,954	1,669
Proved reserves at December 31, 2002	763,989	600

NOTE J - SUPPLEMENTARY OIL AND GAS DISCLOSURES (UNAUDITED) (CONTINUED)

Capitalized Costs - The Company's net investment in oil and gas producing properties, at December 31, 2002 and 2001 is as follows:

	2002	2001
Proved oil and gas properties	$ 5,482,134	$ 5,449,978
Accumulated depletion, depreciation and amortization	(5,348,027)	(5,285,652)
	$ 134,107	$ 164,326

Costs Incurred in Oil and Gas Property Acquisitions, Exploration and Development Activities - There were no costs incurred in oil and gas property acquisitions, exploration and development activities for the years ended December 31, 2002 and 2001.

Results of Operations for Oil and Gas Producing Activities - The following summarizes the "Results of Operations for Producing Activities" as defined by SFAS 69, for the years ended December 31, 2002 and 2001. As required, income taxes are included in the results, but were computed under SFAS guidelines using statutory tax rates, while considering the effects of permanent differences and tax credits relating to oil and gas producing activities.

	2002	2001
Revenues	$453,175	$668,833
Less:		
Production costs	143,834	186,794
Depletion, depreciation and amortization	30,219	24,368
	174,053	211,162
	279,122	457,671
Income taxes	–	–
Results of operations from oil and gas producing activities before corporate overhead and interest costs	$279,122	$457,671

NOTE J - SUPPLEMENTARY OIL AND GAS DISCLOSURES (UNAUDITED) (CONTINUED)

Geological and engineering estimates of proved oil and natural gas reserves at any one point in time are highly interpretive, inherently imprecise, and subject to ongoing revisions that may be substantial in amount. Although every reasonable effort is made to ensure that the reserve estimates reported represent the most accurate assessments possible, these estimates are by their nature generally less precise than other estimates presented in connection with financial statement disclosures.

Standardized Measure of Discounted Future Net Cash Flows - The following schedule presents estimates of the standardized measure of discounted future net cash flows from the Company's proved reserves. Estimated future cash flows are determined using year-end prices adjusted only for fixed and determinable increases for natural gas provided by contractual agreement. Estimated future production and development costs are based on economic conditions at year end. Future federal income taxes are computed by applying the applicable statutory federal income tax rates to the differences between the future pretax net cash flows and the tax basis of proved oil and gas properties. Future net cash flows from oil and gas production have been discounted at ten percent as required by the SFAS. Therefore, all properties are discounted at the same rate regardless of the attendant risk. The assumptions used to compute the standardized measure are, therefore, those required by the SFAS and, as such, do not necessarily reflect the Company's expectations of actual revenues to be derived from those reserves nor their present worth.

Because the standardized measure of future net cash flows was prepared using the prevailing economic conditions existing at the respective year end, it should be emphasized that such conditions continually change, as evidenced by the fluctuations in natural gas and crude oil prices during the last several years. Accordingly, such information should not serve as a basis in making any judgment on the potential value of the Company's recoverable reserves, or in estimating future results of operations.

	2002	2001
Future cash inflows	$ 3,179,000	$ 1,147,000
Future production costs	(1,221,000)	(362,000)
Future income tax expense	—	—
Future after-tax net cash flows	1,958,000	785,000
10% annual discount	(1,105,000)	(443,000)
Standardized measure of discounted future net cash flows	$ 853,000	$ 342,000

NOTE J - SUPPLEMENTARY OIL AND GAS DISCLOSURES (UNAUDITED) (CONTINUED)

Changes in Standardized Measure of Discounted Future Net Cash Flows- SFAS 69 requires a reconciliation which displays the principal sources of changes in the standardized measure of discounted future net cash flows during the year. The Company believes that such a reconciliation may suggest a degree of accuracy that is inappropriate in light of the subjectivity and imprecision of the underlying reserve estimates. The Company cautions users not to infer an unwarranted degree of reliance on the amounts and the reasons for the changes in those standardized measures.

	2002	2001
Beginning of year	$ 342,000	$ 1,575,000
Changes resulting from:		
Sales of production	(454,000)	(669,000)
Net change in prices relating to future production	1,377,000	(457,000)
Extensions and discoveries	—	—
Revisions in previous quantity estimates	(749,000)	(238,000)
Accretion of discount	34,000	158,000
Net change in income taxes	—	—
Other	303,000	(27,000)
Net increase (decrease)	511,000	(1,233,000)
End of year	$ 853,000	$ 342,000

NOTE K - EMPLOYMENT CONTRACTS

During 2000, the Company entered into employment contracts with its president expiring April 1, 2002 and a marketing agent expiring January 1, 2003. The contracts provide for base salaries, payments under covenants not to compete, signing bonuses, and incentives based on attainment of specified earning goals.

During 2002, the marketing agent willingly terminated employment with the Company nullifying the employment contract prior to expiration. Also, the president's contract has passed its expiration date without renewal. However, the contract does carry an "evergreen" clause stating that employment may be terminated by either party with a thirty day written notification.

NOTE L - LETTERS OF CREDIT AND LINE OF CREDIT

At December 31, 2002 and 2001, the Company had $250,000 outstanding letters of credit.

In addition, the Company had an approved line of credit of $500,000, of which $242,380 was offset against the letters of credit, with $257,620 unused and available at year end. The line is secured by certain real estate owned by the Company.

NOTE M - LEASES

The Company is the lessee of a Mack CH 613 T/A Tractor under a capital lease expiring in 2005. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are amortized over the lower of their related lease terms or their estimated productive lives. Amortization of assets under capital leases is included in depreciation expense.

Following is a summary of property held under capital leases:

	2002	2001
Mack CH 613 T/A Tractor	$ 75,000	$ 75,000
Less: accumulated amortization (or depreciation)	(41,250)	(26,250)
	$ 33,750	$ 48,750

Minimum future lease payments under capital leases as of December 31, 2002 for each of the next three years and in the aggregate are:

2003	$ 13,719
2004	13,719
2005	29,386
Total minimum lease payments	56,824
Less: amount representing interest	(6,375)
Present value of net minimum lease payment	50,449
Less: current portion	(10,470)
Long term capital lease obligation	$ 39,979

NOTE M - LEASES (CONTINUED)

Certain capital leases provide for renewal and/or purchase options. Generally, purchase options are at prices representing the expected fair value of the property at the expiration of the lease term. Renewal options are for periods mutually agreed upon with lessor at their fair rental value at the time of renewal.

NOTE N - PLEDGED ACCOUNTS RECEIVABLE

The Company has pledged trade account receivables under a security agreement with East Resources, Inc., equal to 150% of the outstanding balance due to East Resources, Inc. as of December 31, 2002.

Business Overview

Comparable results of 2002 were lower than the financial results of 2001. The company lost ground in total revenues and net income almost in direct relation to the lower market value of oil and gas. Moreover, the company actually increased natural gas production from 128,327 mcfs produced in 2001 to 129,187 mcfs in 2002, but the average price for each mcf was $1.07 lower in 2002.

The lower natural gas commodity price negatively impacted gas marketing total revenue as well. Total marketing through put levels were only slightly lower; 6,746,822 mcf's in 2001 compared to 6,579,882 in 2002, but when multiplied by the lower sales price (2001 NYMEX average price $4.27 and $3.22 for 2002), a decrease resulted.

Each of the company's business requirements showed a decrease in direct costs. General and administrative costs were lower as well, however, accounting fees increased by almost $100,000.00 due to costs associated with the company's restatement (filed with Security and Exchange Commission in September 2002).

Despite the lower net income in 2002, the company cash position remained strong, showing an increase over the year ending in December 31, 2001. Working capital has improved and maintains at a level near $900,000.00, which bodes well for the fiscal health of Vineyard.

The 2002 results are very much a function of the free markets' valuation of the commodity we produce and market. Natural gas prices began to rally in the fourth quarter, helping our production income, however, colder temperatures and much higher customer gas consumption, required our marketing business segment to "cover a short portion", which more then offset the gain realized through sales of production. That trend continues throughout the '02-'03 winter season.

These results have given management a perspective to position the company to fully maximize our existing oil and gas production and evaluate exploration efforts during this period of high energy prices. These efforts can serve to lesson the company's reliance on the performance of our business segment "work horse", gas marketing.

Liquidity and Capital Resources

The cash flow of Vineyard Oil & Gas Company is dependent primarily on gas marketing sales and sales of oil and gas production.

The Company will continue to review the various cost centers in an effort to control and reduce expenses where possible.

Comparative Results of Operations

The total revenues for 2002 decreased $10,784,631, or 31% from 2001. Gas marketing decreased $10,458,505, or 31%. The decrease in gas marketing was due to a slight decrease in volume of gas sold, and a substantial decrease in price. Production and well services decreased, $203,118, or 29% in 2002. The most significant reason was price decreases throughout the year.

Equipment rental and service income decreased $88,245 or 17% from 2001. The company completed two major pipeline projects in 2001. No comparable pipeline projects were done in 2002 resulting in lower revenue levels. Other income increased $17,260, or 19% over 2001. This is primarily due to an increase in interest income in 2002. Equity in earnings of a jointly owned company decreased $52,023 or 65% from 2001. This was due to the company's share of the decreased operating income of the jointly owned investment.

Direct costs decreased $10,445,803 from the year 2001. Gas marketing costs decreased $10,308,286, due to a slight decrease in gas purchased coupled with a substantial decrease in price. Production and well service costs decreased $43,412 in 2002. Production cost decreases of $42,960 was combined with a decrease in well service costs of $452. Equipment expenses decreased $94,530, or 18% from 2001. The decrease reflects the missing costs associated with the two pipeline projects in 2001. Depreciation expenses increased slightly by $425 over 2001.

General and administrative expenses decreased $135,776 in 2002. A major cause of the decrease was a significant decrease in bad debt expenses of $288,400, this was offset by an increase in several other expenses. Some of the more significant increases were accounting fees increasing by $97,782 and attorney fees increasing by $39,537.

Net income decreased $198,087 from 2001. By reportable segments, marketing profit decreased $150,219, equipment rental loss decreased $6,285, and oil and gas production and well services profit decreased $160,131, while all others, which include general and administrative expenses, offset by other income, showed a net decrease in expenses of $105,978. These differences are explained above.

Net working capital at December 31, 2002 increased $35,217 over 2001. The current assets were more in 2002 by $926,153, and current liabilities were more by $890,936. Cash and accounts receivable increased by $330,431 and $537,197 in 2002, respectively. Inventory had a slight increase of $2,256 and prepaid expenses also increased by $56,269 in 2002. The increase in current liabilities was due primarily to an increase in trade payables and production distribution payable of $496,419 and $422,183, respectively.

Fixed assets showed a net decrease of $44,582. Purchases of $9,461 were offset by the current year provisions for depreciation of $54,043.

Leased property in 2002 represents a truck valued at $75,000 less accumulated depreciation of $41,250.

Cash restricted for well plugging increased $2,266, interest earned on principal for the year.

Investments represent the company's interest in a jointly owned company. The investment has a net decrease of $9,498 from 2001. The account was increased by the company's share of net income of $28,261, and reduced by distributions reserved of $37,759.

Long term receivables of $150,000 represents the estimated balance of certain accounts receivable whose receipt is expected to be deferred more than one year.

Long term obligations under capital leases decreased by $9,754, the amount of principal payments made during this year.

Common stock increased $2,500, representing 50,000 shares at par value of $.05. The stock was issued to the President representing a stock bonus.

At December 31, 2002, cash increased $332,697 from December 31, 2001. The principal factor was the increase of accounts payable offset by the increase in accounts receivable. Operations provided cash of $342,414, investing activities provided cash of $37, and financing activities used $9,754 of cash, representing the total net cash increase.

Valuation Report of

Vineyard Oil & Gas Company

as of March 31, 2003

Stephen B. Millis, President
Vineyard Oil & Gas Company
10299 W. Main
North East, Pennsylvania 16428

We have prepared and enclosed, herewith, our valuation report of Vineyard Oil and Gas Company. The valuation sets forth our opinion as to the fair value of the common stock of Vineyard Oil and Gas Company as of March 31, 2003.

The term "fair value" is defined as the price at which property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of the relevant facts, but will not consider premiums or discounts for control, minority interest, or lack of marketability.

In addition, our opinion of fair value relied on a "value in use" or going-concern premise. This premise assumes that Vineyard Oil and Gas Company is an ongoing business enterprise with management operating in a rational way and with a goal of maximizing shareholder value.

Our report is based on historical and other financial information provided to us by management and other third parties. Had we audited or reviewed the underlying data, matters may have come to our attention, which could have resulted in our using amounts, which differ from those provided. Accordingly, we take no responsibility for the underlying data presented in this report.

Users of this valuation report should be aware that business valuations are based on future earnings potential that may or may not materialize. Therefore, the actual results achieved will vary from the projections used in this valuation, and the variations may be material.

Based on our study and analytical review procedures, we have concluded that a reasonable estimate of the fair value of the common stock of Vineyard Oil and Gas Company as of March 31, 2003 is **$1,876,112** or **$0.3568** per share, based on **5,257,618.5** shares issued and outstanding.

We have no present or contemplated financial interest in Vineyard Oil and Gas Company. Our fees, for this valuation, are based upon our normal hourly billing rates, and are in no way contingent upon the results of our findings. We have no responsibility to update this report for events and circumstances occurring subsequent to the date of this report.

This report has been prepared for the specific purpose of valuing the common stock of Vineyard Oil and Gas Company in conjunction with the Company's proposed common stock restructuring and is intended for no other purpose.

Stephen B. Millis
Vineyard Oil & Gas Company
Page -2-

This valuation and report were completed in accordance with the National Association of Certified Valuation Analysts standards for conducting and reporting on business valuations.

Schaffner, Knight, Minnaugh & Company, P.C.

James A. Schaffner, CPA, CVA
Managing Principal

Daniel E. Sloppy, CPA, CVA

Erie, Pennsylvania
August 4, 2003

Valuation Report of
Vineyard Oil & Gas Company
March 31, 2003

Table of Contents

INTRODUCTION

Purpose

The purpose of this report is to establish an estimate of the fair value of the common stock of Vineyard Oil & Gas Company (Vineyard) as of March 31, 2003 to be used in conjunction with the proposed common stock restructuring of the Company.

Definition of Value Used

The value to be determined is fair value as of the valuation date. Fair value is the price at which property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of the relevant facts, but will not consider premiums or discounts for control, minority interest, or lack of marketability.

Our opinion of fair value is the result of a detailed analysis including data accumulations, qualitative analysis, financial analysis, and selection of appropriate valuation criteria. All of the foregoing are then combined with informed professional judgment to produce a reasonable opinion of fair market value.

Our valuation was performed in a manner consistent with the guidelines set forth in Revenue Ruling 59-60, C.B. 1959-1.237. Although this Revenue Ruling was originally formulated for federal estate and gift tax purposes, its general approaches, methods, and factors to be considered are very useful when valuing a closely-held business.

Limiting Conditions

We have no present or contemplated financial interest in Vineyard. Our fees for this valuation are based upon our normal rates for such engagements, and in no way are contingent upon the results of our findings. We have no responsibility or obligation to update this report for events or circumstances occurring subsequent to the date of this report.

Our report is based on historical financial information provided to us by management or other third parties. Had we audited or reviewed the underlying data, matters may have come to our attention which would have resulted in our using amounts which differ from those provided, accordingly, we take no responsibility for the underlying data presented or relied upon in this report.

Users of this business valuation report should be aware that business valuations are based on assumptions regarding future earnings potential, and/or certain asset values, that may or may not materialize. Therefore, the actual results achieved in the future will vary from the assumptions utilized in this valuation, and the variations may be material.

The estimate of value in this report assumes that the existing Company will maintain its character and integrity through any corporate reorganization.

Schaffner, Knight, Minnaugh & Company, P.C. does not purport to be a guarantor of value. Valuation of closely-held companies is an imprecise science, with value being a question of fact, and reasonable people can differ in their estimates of value. Schaffner, Knight, Minnaugh & Company, P.C. has, however, used conceptually sound and accepted methods and procedures of valuation in determining the estimate of value included in this report.

We have compiled certain of the information contained herein. That information, namely, but not limited to, the entity's history and financial statements, has been supplied by the subject Company, its officers or representatives. Accordingly, this report should not be construed, or referred to, as an audit, examination, or review by Schaffner, Knight, Minnaugh & Company, P.C.

The valuation analysts, by reason of performing this valuation and preparing this report, is not to be required to give expert testimony nor be in attendance in court or at any government hearing with reference to the matters contained herein unless prior arrangements have been made with Schaffner, Knight, Minnaugh & Company, P.C. regarding such additional engagement.

This report is neither an offer to sell, nor a solicitation to buy securities, and/or equity in, or assets of, the Company.

Approaches to Valuation

There are many factors that must be considered in the valuation of a business enterprise. Among them is the pattern of historical performance and earnings, the Company's competitive market position, experience and quality of its management, etc. These factors are considered in the IRS Revenue Ruling 59-60, which outlines the following relevant considerations to be used as a valuation guideline:

1. The nature of the business and the history of the enterprise from its inception.
2. The economic outlook in general and the condition and outlook of the industry in particular.
3. The book value of the entity and the financial condition of the business.
4. The earning capacity of the Company.
5. The dividend-paying capacity.
6. Whether or not the enterprise has goodwill or other intangible value.
7. Sales of stock and the size of the block of stock to be valued.
8. The market price of stocks of corporations engaged in the same or similar line of business having their stocks traded in a free and open market, either on an exchange or over the counter.

The factors and guidelines outlined in Revenue Ruling 59-60 are often categorized into three distinct approaches for valuing the stock of a closely-held company. Accordingly, the development of a fair value opinion is based on the utilization of these approaches to value: Asset, Income and Market. The asset theory states the value of a business is directly related to the value of the business assets. The income theory states that the value is directly related to the earnings of the business. The market theory states the value of the business is directly related to similar entities that have sold (i.e., comparable sales). Value indications derived through the applicable methods under each approach are then analyzed in association with the specific entity, economic and industry data to formulate an objective opinion as to the fair value of the Company.

We considered each fundamental valuation factor contained in Revenue Ruling 59-60 in our appraisal and concluded that certain factors were particularly pertinent while others were not. The valuation factors judged to be most relevant are addressed in the balance of this report.

This report will describe these methods, indicate which method was chosen as most appropriate in this case, and utilize the selected method to calculate fair value.

The following valuation methods were considered:

Asset-Based Approach Methods:

In an asset-based approach, primary emphasis is placed upon the fair market value of the assets and liabilities of a business. As a result, this approach uses various methods that consider the value of individual assets and liabilities, including intangible assets. One of the most often used methods under this approach is the Net Asset Value Method, in which the Company's assets and liabilities are adjusted to fair market values to determine the value of a Company's equity.

Income Approach Methods:

The income approach methods serve to estimate value by considering the income generated by an entity's assets over a period of time. This approach is based on the fundamental valuation principle that the value of a business is equal to the present worth of future benefits of ownership.

Two of the most common methods under this approach are the Capitalization of Earnings/ Cash Flow and the Discounted Earnings/Cash Flow. Under the Capitalization of Earnings/ Cash Flow method, the Company's current operations are divided by a capitalization rate to estimate value. Under the Discounted Earnings/Cash Flow method, future earnings and a terminal value are discounted to present value.

Market Theory Methods:

Under the market theory approach to valuation, comparative information is usually derived from market studies of publicly-traded companies and sales of closely-held businesses that operate in the same industry. Application of the methodology under this approach requires adequate information concerning prices paid in transactions of controlling interests in companies or prices paid for the minority stock of a business in the same or similar lines of business. Such information is often difficult to find.

COMPANY BACKGROUND

Vineyard Oil and Gas Company was incorporated in the Commonwealth of Pennsylvania in November, 1978. For the first nine years of the Company's existence, Vineyard focused on drilling, production and operation of oil and gas wells in the states of New York and Pennsylvania. After the 1983 deregulation of the natural gas industry, Vineyard's focus began to shift toward the marketing of natural gas to industrial end-users, third party producers and utility companies. This business segment has grown over the years and accounted for 96% percent of the Company's revenues in 2002. Vineyard also offers drilling and production of oil and gas, along with the installation and operation of pipelines, brokerage supplier license, the Company decided against producing electricity and abandoned its license before obtaining any customers. As of December 31, 2002, the Company owned 164 natural gas and 13 oil wells. Vineyard is also responsible for the operation of 33 additional wells for third parties.

Vineyard Oil and Gas Company has its headquarters in the Northwest Pennsylvania town of North East. At the current time, the Company employees thirteen people. The Board of Directors is comprised of seven members; five of them are independent of the Company.

The founder, James Concilla served as President and Chairman of the Board until his retirement on March 31st, 2000. Today he still remains an active member of the board. As of April 1st, 2000, Stephen B. Millis succeeded Mr. Concilla as President. He has been employed by Vineyard for twenty-two years and will continue to serve as the Company's President for the foreseeable future. Upon appointment to his position as President, Mr. Millis relinquished his position as a member of the Board of Directors.

The Company is considered a publicly traded entity even though its stock does not trade on an organized public exchange. There is no established trading market for Vineyard's common stock. As of March 31, 2003 there were 5,325,562.5 shares of common stock issued and outstanding with a par value of $.05. Of this amount, 67,944 shares are held in treasury and are considered "retired" for purposes of this valuation. Therefore, for purposes of this valuation, we considered 5,257,618.5 shares of common stock to be issued and outstanding. The common stock changes hands sporadically and is currently held by approximately 1,000 shareholders. These shareholders are primarily private investors located in the tri-state region. On May 10th of 2002, Sabre Oil and Gas purchased 1,043,710 shares of the Company's outstanding stock at $.40 per share. They acquired these shares from four board members which represented an acquisition of 19.8% of the common stock of the Company. Sabre is presently the largest shareholder of the Company.

Vineyard also owns a 45% interest of the Northern Pipeline Company, LLC (Northern). Northern generates revenues through the gathering of oil and gas to third party providers. Northern has been a viable investment generating income over each of the last four years. Vineyard is also the general partner of four limited partnerships.

INDUSTRY OUTLOOK

The Natural Gas Distribution Industry with an Emphasis on the Erie, PA Region

Vineyard produces and markets oil and natural gas owned by the Company and gas produced by others. The two Standard Industrial Classification (SIC) codes that best describe the Company's activities are 4924: Natural gas distribution. Businesses that are primarily engaged in drilling wells for oil or gas field operation for others on a contract or fee basis are classified in SIC code 1381: Drilling oil and gas wells.

According to Dun & Bradstreet (D&B), 2,341 natural gas distribution establishments operate in the U.S., with total annual sales of $206,639.0 million (headquarters and branch locations may be counted separately). Average sales per establishment total $315.5 million. D&B estimates 2,822 U.S. establishments drill oil and gas wells, with total annual sales of $28,256.2 million. Average sales per establishment are $11.8 million. See *Table 1* for these and other market size statistics.[1]

Table 1: Market Size Statistics, SIC code 4924 and SIC code 1381

SIC Code	Description	# Bus.	No. Employees	Total Sales ($mil)	Avg. No. Employees	Avg. Sales ($mil)
4924	Natural gas distribution	2,341	88,074	206,639.0	46	315.5
1381	Drilling oil/gas wells	2,822	70,386	28,256.2	26	11.8

Source: Zapdata.com

In the Erie, PA metropolitan area, D&B reports two establishments in SIC code 4924, with a total of 15 employees. Sales figures are not available. Five businesses in SIC code 1381 are reported for the Erie metro area, with total sales of $0.8 million.[2]

According to Integra Information, revenue growth for companies in SIC code 1381 fluctuated dramatically between 1998 and 2002. Annual revenue growth in the industry averaged 1.94 percent during that period. Between 2003 and 2007, industry growth is forecasted to be moderate and steady, averaging 4.28 percent annually over the period (see *Table 2*).[3]

Table 2: Industry Revenue Growth: SIC 1381: Drilling oil and gas wells

Year	Historical Growth	Year	Forecasted Growth
1998	-5.20%	2003	0.30%
1999	-22.40%	2004	5.70%
2000	28.50%	2005	6.90%
2001	26.20%	2006	5.50%
2002	-17.40%	2007	3.00%

Source: Integra Information.

Natural Gas Distribution

The natural gas marketing business is intensely competitive and demand is subject to a variety of factors beyond any one company's control. Key demand drivers include: level of domestic production; foreign imports; the price of fuel oil; access to pipelines; weather conditions; and government regulation. Revenues generated by the sale of natural gas are often seasonal, with stronger demand in the colder winter months when heating consumption is high.

According to Bill Transier, chairman of the Natural Gas Supply Association (NGSA), "The weather is the largest single factor affecting natural gas prices and is also the most difficult to predict." *Natural Gas Week* magazine reports that the harsh 2002-2003 winter season brought domestic gas storage levels to a 5-year low. NGSA forecasts that the slow economy, tight gas supplies, flat production and demand, and the expectation of warmer-than-normal weather in the near future will exert upward pressure on natural gas prices in summer 2003. Other potential market influences could include nuclear outages, hydroelectric output, hurricanes, and geopolitical events.[4]

Gas prices have already been volatile during the past several months. For example, prices during winter 2002-2003 ranged from $4 to $5/million Btu.[5] Normally, prices have ranged from $2 to $3.50/million Btu, according to *Futures* magazine.[6] For summer 2003, NGSA predicts demand levels from the electric and residential sectors will be similar to those of summer 2002, while demand in the commercial sector will decline a little. Industrial demand is also expected to continue its two-year decline; the tight gas market has forced many manufacturers to decrease production, shut down, or move some operations overseas.[7]

Weekly Petroleum Argus magazine reported in May 2003 that concern regarding the ability of domestic supplies to meet U.S. gas demand next winter attracted rare attention from the Federal Reserve Board (Fed). Fed chairman Alan Greenspan's announcement of low gas storage levels sent gas futures prices above $6/million Btu for the first time ever during a typically low-demand season.[8] A record-level buildup of gas in storage and mild temperatures in June 2003, however, has sent gas futures contracts down 9.7 percent to $5.606/million Btu.[9]

The volatile natural gas market has eliminated a number of energy merchants in the past several years, and has adversely affected many others. As a result, the big international oil companies are assuming more of the responsibility for gas and power marketing and project development in North America and elsewhere. According to *World Gas Intelligence* magazine, companies rising in the domestic gas-marketing segment include "majors" BP, Conoco, and Shell Coral Energy and two utilities.[10] Some gas merchants have worked to offset the impact of the market's volatility by marketing their own and other producers' gas directly to end-users and to broker gas via spot deals with suppliers and end-users.[11]

Well Drilling

Industry representatives agree that the most critical issue facing gas producers is the conflict between laws favoring increased use of natural gas and government restrictions that prevent drilling for gas in many key locations. According to the NGSA, access restrictions to major reserves in the Gulf of Mexico and the Rocky Mountains force producers to expand into more technically challenging areas. In addition, producers face extreme permitting delays, which increase production costs and extend development timeframes. A drilling permit application can take an average of 137 days to be approved, says NGSA chairman Bill Transier.[12]

David Parker, CEO of the American Gas Association (AGA), echoes the frustration: "It makes no sense for laws and regulations to promote greater use of natural gas for increased national energy independence and environmental reasons, while at the same time conflicting regulations hamper the ability of natural gas producers to bring enough supply to market to meet this growing demand." Parker points out that modern exploration and production (E&P), transmission, and distribution technologies make drilling much less invasive than before. The industry is pushing for the government to re-evaluate current drilling restrictions, warning that with long lead times for E&P, meeting the expected increase in demand in the future requires immediate action now.[13]

Erie, PA Demographics and Economy

According to the U.S. Census Bureau, Erie County's population is an estimated 280,370, ranking it as the 13th most populous county in Pennsylvania. The County's population fell 0.1 percent between July 1, 2001 and July 1, 2002.[14] Between 1990 and 2000, population growth was slower than for the state as a whole, and began to slow in 2000 (see *Table 3*). Largely an industrial region, Erie County's per capita wealth is below that of the Pennsylvania average.[15]

Table 3: Demographic Statistics, Erie County, PA

Criteria	Erie County	Pennsylvania
Population, 2001 (est.)	279,636	12,287,150
% change, April 1, 2000 to July 1, 2001	-0.4 %	0.0%
Population, 2000	280,843	12,281,054
% Change 1990-2000	1.9%	3.4%
Median household money income (1999)	$36,627	$40,106
Per capita money income (1999)	$17,932	$20,880
Persons below poverty (1999)	12.0%	11.0%

Source: U.S. Census Bureau

Unemployment in the Erie County area has begun to drop from its highest level in 11 years, but the region's jobless figures still remain higher than both national and state averages, according to the Pennsylvania Dept. of Labor and Industry (DLI). The County's unemployment rate fell from 8.6 percent in February 2003 to 7.9 percent in March; in comparison, the jobless rate in March 2002 was 8.4 percent. The March 2003 seasonally adjusted unemployment rates for both Pennsylvania and the nation were 5.8 percent.[16]

DLI labor market analyst Carol Patterson notes that the county's jobless rates tend to peak in January and February, then retreat when seasonal businesses expand their staffs for the spring and summer.[17] She cites workers being recalled to their jobs-- particularly in the service sector but also some in the manufacturing and construction sectors—as cause for the recent retreat. Job loss in the manufacturing sector "could be reaching a leveling out phase," says Patterson.[18]

Recent economic activity in the Federal Reserve Board (Fed) district that includes Erie is showing improvement for many industries, according to the Fed's *Beige Book*. Most manufacturing contacts in the district have reported steady or improving production and sales, and expect conditions to continue improving in the near future. For instance, specialty steel producers have seen demand increase and sales are up about 5 to 10 percent between April and May 2003. Bankers have also reported rising year-over-year and year-to-date commercial loan demand.

Other manufacturers, however, are not faring as well. For example, auto production at most plants has fallen this spring; at four of the five major auto producers in the district, production declines ranged from 15 to 25 percent between April and May 2003. Demand for rolled steel has softened and prices continue to fall; many companies plan to reduce their workforce and don't expect conditions to improve.[19]

Construction activity also appears mixed in the region. On the positive side, residential homebuilders report strong year-over-year gains in April and May 2003, noting that 2002 was a record-sales year. Commercial builders, however, continue to report poor conditions, with health-care and school construction two of the few sources of new activity. Many commercial builders report they are working on projects that were postponed in 2002.[20]

In Erie, the planned construction of a convention center and a visitor center overlooking Lake Erie, both with state grants, have been put on hold pending further state analysis of the projects' economic benefits. However, local officials are confident the money will be released for both projects.[21]

Outlook

Energy analysts and traders expect that the days of low natural gas prices are over. For instance, Tim Evans, an analyst with IFR Pegasus, says "normal" gas prices next winter could be as high as $10/million Btu, and any major weather event could cause prices to spike to $14/million Btu.[22] Analysts at *The Kiplinger Letter* predict prices in the $10 to $15/million Btu range for next winter.[23] A trader for *Futures* magazine forecasts an average price of $5/million Btu over the long term.[24] NGSA's Bill Transier says that, while the gas industry will still be able to meet rising demand, "The consumer will risk higher prices and greater fluctuations in the price of natural gas."[25]

In the Erie, PA region, the outlook for the natural gas market appears cloudy. While the industrial sector is beginning to show signs of economic recovery, too-high gas prices could cause some manufacturers to scale back production once again. In addition, population growth in the area appears likely to remain stagnant, based on recent trends.

Industry outlook information and data obtained from JT Research, LLC.

BIBLIOGRAPHY

[1] "Market Size Statistics." Dun & Bradstreet. 2003. Internet: http://dbml.zapdata.com.
[2] *Ibid.*
[3] "Industry Growth Report: SIC 1381." Integra Information. June 19, 2003. Internet: www.integrainfo.com.
[4] Udoff, David. "NGSA: Upward Pressure Expected on Gas Prices This Summer." *Natural Gas Week.* June 2, 2003, p. 3.
[5] "Natural Gas Prices Next Winter." *The Kiplinger Letter.* June 6, 2003.
[6] Collins, Daniel P. "Driving Higher." *Futures.* April 2003, p. 26.
[7] Udoff, David. "NGSA: Upward Pressure Expected on Gas Prices This Summer." *Natural Gas Week.* June 2, 2003, p. 3.
[8] "Tight Supplies Attract Government Concern." *Weekly Petroleum Argus.* May 26, 2003, p. 4.
[9] Edmiston, John. "Commodities Report: Natural-Gas Prices Slide 9.7% On Record Inventory Increase. *Wall Street Journal.* June 13, 2003. p. C11.
[10] "Oil Majors On Rise in US Gas Marketing." *World Gas Intelligence.* April 16, 2003, p. 3.
[11] "Vineyard Oil & Gas Co." Form 10-KSB filed with the SEC. August 7, 2002.
[12] Udoff, David. "NGSA: Upward Pressure Expected on Gas Prices This Summer." *Natural Gas Week.* June 2, 2003, p. 3.
[13] Bullion, Lew. "Resource is There, If We Let the Industry Develop It." *Pipeline & Gas Journal.* May 2003, p. 83.
[14] "Pennsylvania County Population Estimates and Population Change." Table. U.S. Census Bureau. 2002. Internet: http://eire.census.gov/popest/data/counties.
[15] "State and County QuickFacts: Erie County, PA." U.S. Census Bureau. Revised May 7, 2003. Internet: http://quickfacts.census.gov

[16] Martin, Jim. "Unemployment Drops as Construction Resumes in Erie County, Pa." *Erie Times-News.* May 13, 2003.
[17] Panepento, Peter. "Erie County, Pa. Unemployment Hits 11-Year High in February." *Erie Times-News.* April 15, 2003.
[18] Martin, Jim. "Unemployment Drops as Construction Resumes in Erie County, Pa." *Erie Times-News.* May 13, 2003.
[19] "Fourth District – Cleveland." *The Beige Book.* Federal Reserve Board. June 11, 2003. Internet: www.federalreserve.gov.
[20] *Ibid.*
[21] Miller, George and John Guerriero. "Funding for Erie Frozen." *Erie Times-News.* May 23, 2003. Internet: http://goerie.com.
[22] Collins, Daniel P. "Driving Higher." *Futures.* April 2003, p. 26.
[23] "Natural Gas Prices Next Winter." *The Kiplinger Letter.* June 6, 2003.
[24] Collins, Daniel P. "Driving Higher." *Futures.* April 2003, p. 26.
[25] Udoff, David. "NGSA: Upward Pressure Expected on Gas Prices This Summer." *Natural Gas Week.* June 2, 2003, p. 3.

ECONOMIC OUTLOOK

The National Economy

The following discussion and analysis of the national economy for the first quarter of 2003 is based upon a review of current economic statistics, articles in the financial press and economic reviews from current business periodicals. The purpose of the review is to provide a representative "consensus" on the condition of the national economy and its general outlook through 2003.

Economic Perspectives

Anemic economic growth, lackluster labor markets, energized energy prices and angst among consumers and corporate entities alike characterized the domestic economic situation during the quarter. The onset of military action in Iraq continued the uncertainty for businesses overall, even as it deepened the drain of public and private industry employees. The nation's unemployment rate, hovering between 5.5% and 6.0% for over a year, was pushed upward as manufacturing and service sectors shared in the slowdown. Domestic job creation has been sluggish for two years now, as companies are reluctant to hire new workers due to intense pressure on profitability and an array of uncertainties; this phenomenon is particularly evident in the public markets, where scrutiny has been especially close in the wake of a wave of financial restatements. The two bright stars in an otherwise dim constellation are residential construction and exports. According to the National Association of Home Builders, "taken together, home sales for this year's first quarter – and the healthy inventory reading – provide welcome reassurance of housing's continued vitality and its role as a crucial stabilizing force in the nation's economy." Indeed, the housing component of GDP grew 12% in the first quarter – faster than any other part of the economy. Sustained low interest rates were a major factor propelling this sector, and the same interest rate environment contributed to the depressed value of the U.S. Dollar. Other uncertainties included, the Dollar's decline against a basket of major foreign currencies (especially the Euro) buoyed U.S. exports during the quarter. The U.S. Department of Commerce indicated [the U.S. Dollar value of] total exports grew over 6% year-on-year from 2002 first quarter, and goods – which represent about 70% of this Dollar volume – rose nearly 5%. As the Federal Reserve Board has had very little wiggle room and Treasury/OMB and the Congressional Budget Office are concerned about the country's fiscal deficit, the U.S. consumer and hi/her foreign counterparts seemed to be the only major players

Following is a retrospective by major industry sector, derived from Federal Reserve Bank surveys.

CONSUMER SPENDING

While some of the weakness in consumer spending can be attributed to apprehension about the expected pace of war in Iraq and a late Easter holiday this year, the continuing economic malaise and steady rise in unemployment are still at the core. Atlanta and San Francisco, nonetheless, noted March sales were near level year-on-year and largely stable on net, respectively. Most other Districts reported their retail sectors were not concerned about inventory levels, despite sluggish retail sales. Atlanta, Chicago and Cleveland stood out with heavy discounting or "increased promotional environments," but a sustained period of adverse weather conditions muted any discussion of improvements in other regions.

Automotive industry sales reports netted out "mixed" during the quarter. The Chicago, Cleveland, Dallas, Richmond, St. Louis and San Francisco Districts' motor vehicle markets witnessed rebounds in March after slowing in February. Atlanta, Kansas City, Minneapolis and Philadelphia, contrastingly, showed weakening vehicle activity in March, despite continuing manufacturer incentives and a new round of competition in these geographic markets.

The travel and tourism industry was adversely affected by two punches: the outbreak of war and its accompanying heightened security awareness and the SARS epidemic from North Asia. Nonetheless, the Kansas City, Minneapolis and Richmond Districts saw strengthening in this sector. Chicago, Dallas and San Francisco activity slowed, in part due to Pacific travel and Canadian impacts from SARS, while Atlanta reported mixed conditions. In Atlanta, however, the international segment's decline was balanced by a successful spring [higher education] break season.

MANUFACTURING

Of twelve Districts, nine reported slowdowns in manufacturing during the quarter. Overall, economic activity in this sector failed to grow. Dallas and New York had mixed conditions, while Cleveland reported flatness or slight improvements. Otherwise, local contacts were in consensus at lower production levels, sales and new orders. Half the Districts noted, however, there were sporadic upticks; Boston's came from hardware, semiconductors and machine tools, while Cleveland's were derived from nondurable goods and Atlanta's from defense-related sectors. The energy-related sub-sectors experienced strong growth since February, as expected, since crude oil prices jumped in response to the buildup prior to the Iraq conflict.

CONSTRUCTION AND REAL ESTATE

Low interest rates supported widespread growth in residential construction, while the commercial sector remained sluggish, saddled with overbuilt conditions in major business centers. In several Districts, homebuilders reported slight softening in their local markets; Boston's sales were limited by supply, while Atlanta's and New York's demand for higher-end homes eased. The commercial construction weaknesses which surfaced early in 2000 persisted, as none of the Districts had solid improvements. Office vacancy rates continued to rise in the Atlanta, Chicago, Dallas, Kansas City, Minneapolis, New York, St. Louis and San Francisco Districts, and some reported falling rental prices.

BANKING AND FINANCE

Residential lending volume and the flood of refinancing in response to record low interest rates buoyed this sector in all Districts but Chicago, where mortgage activity slowed. Commercial and consumer credit was generally level with last quarter; still, some bankers in the Chicago, Cleveland, St. Louis and San Francisco Districts had slight increases in commercial loan demand. Several Districts noted deposit growth, but New York reported a decline, possibly due to perceived equity market opportunities. Richmond reported a decline in consumer credit demand, as customers swarmed to retire debt there.

AGRICULTURE AND NATURAL RESOURCES

Weather change late in the quarter staved the continuing drought conditions in the Chicago, Dallas, Kansas City and Richmond Districts. Kansas City District farmers took the opportunity to strengthen their financial condition along with the weather. A mixed bag of regions reported stable or rising commodity prices for agricultural products including sugar cane, vegetables, cattle, cotton, tree fruits and nuts, but milk prices remained low. Higher energy prices in the Atlanta and Chicago Districts resulted in higher market prices for farming inputs as the quarter concluded, but in Chicago the impact was limited due to earlier negotiation of input prices by most farmers and agribusinesses. The crude oil rig count, as measured by Baker Hughes, steadily rose during the quarter, so that year-on-year it increased from 1% in January to over 23% (at 941 active rigs) in March. This response to price increases was recorded in the Dallas, Kansas City, Minneapolis and San Francisco Districts and reflected in Federal Reserve Board Statistical Releases, but not reported by the Federal Reserve Bank's District surveys.

LABOR MARKETS, WAGES & PRICES

Continuing weakness prevailed in most Districts' labor markets, including sizable layoffs late in March. Some glimmers of improvement did, however, poke through in Cleveland and Kansas City, where reports of stabilization surfaced. Atlanta, Dallas and New York signaled stronger demand for temporary workers. Several Districts noted a "pressure vacuum" on wages, but the benefits component costs continued to rise substantially across the country.

Price pressures rose in widely scattered economic sectors during the quarter, but no reports of inflationary impact were recorded. Indeed, most Districts reflected price stagnation. Overall, energy-related inputs in manufacturing reflected price increases in March, but most manufacturers sustained their prices. Indeed, those firms with export trade relationships benefited by steady weakening of the U.S. Dollar during the quarter, which had a "built-in" price reduction effect. Retailers reported heavy discounting and promotions, with specific mention of declines in apparel and electronics prices. Producers of semiconductors and other electronic components, however, held their prices steady.

FINANCIAL REVIEW

Overview

Our financial review of the Company includes an analysis of the audited financial statements for the years 1998 through 2002, along with the reviewed financial statements for the quarter ended March 31, 2003, all of which have been prepared by the Company's independent accounting firm. In our opinion the period covered in our review and analysis is adequate to identify any existing financial and operational trends that may affect our estimate of value.

Adjustments to Financial Statements

As previously stated, the nature of the valuation is to estimate future benefits of ownership and to the extent that historical earnings are affected by unusual, abnormal or non-recurring items, adjustments are often necessary in order to normalize earnings.

For purposes of our analysis, we have determined that a **"normalization adjustment"** in the amount of $100,000 was necessary related to the 2002 legal and accounting fees resulting from a restatement filed with the Security and Exchange Commission in September 2002.

Exhibits 1 and 2 present the historical balance sheets and income statements for the years ended December 31, 1998 through 2002 and the quarter ended March 31, 2003. **Exhibit 3** presents a summary of the normalization adjustment. **Exhibit 4** presents the normalized income statements for the periods presented. **Exhibits 5 and 6** present the common-size balance sheets and normalized income statements for the periods presented.

Financial Analysis

Exhibit 7 presents an overview of selected financial ratios for the years ended December 31, 1998 through 2002 as well as the quarter ended March 31, 2003. Turnover ratios were not considered for the first quarter of 2003 due to the short year period. The current ratio, which is the Company's current assets divided by its current liabilities, range from a high of 1.33 at December 31, 1998 to a low of 1.05 at March 31, 2003. The quick ratio, which is cash and accounts receivable divided by the current liabilities, range from a high of 1.26 at December 31, 1998 to a low of 1.03 at March 31, 2003. Overall, the liquidity of the Company has shown a slight decline over the past five years.

Accounts receivable represent 77.38% of total assets at March 31, 2003. Accounts receivable as a percentage of total assets has slowly increased over the past several years. As the accounts receivable percentage has increased, so has the percentage for allowance for doubtful accounts, which currently represents approximately 3.13% of total assets. The accounts receivable turnover ratio has fluctuated significantly over the valuation period ranging from a high of 6.69 at December 31, 2001, to a low of 3.08 at December 31, 2000.

Inventory represents a very small component of total assets amounting to less than 1% of total assets.

Net fixed assets as a percentage of total assets has fluctuated over the valuation period ranging from a low of 3.48% in 2003 to a high of 9.85% in 1999. The net fixed asset turnover, which measures the overall efficiency with which the fixed assets are utilized, has also fluctuated over the valuation period ranging from a low of 28.11 in 1999 to a high of

The Company has no long-term interest bearing debt obligations other than a lease for a Company-owned vehicle.

The Company's net sales to total assets ratio, which measures the overall efficiency with which total assets are utilized, has also varied from period to period, ranging from a high of 5.27 in 2001 to a low of 2.12 in 2000.

Stockholders' equity has declined significantly over the past several years. During 1998, stockholders' equity amounted to $1.609 million. As of March 31, 2003, it has declined to $0.987 million. The total debt to tangible net worth ratio has increased significantly over the analysis period, beginning with a low of 1.91 in 1998 to a high of 10.29 as of March 31, 2003.

Income Statement Items

The Company's total revenues increased from $12.667 million in 1998 to $ 35.192 million in 2001. During 2002, however, revenues dropped considerably to $24.443 million. Revenues for the first quarter of 2003 amounted to $13.737 million. It should be noted that revenues primarily consist of natural gas distribution.

For the years 1998 through 2002, the Company's gross profit remained relatively consistent, ranging from a high of 3.88% in 1998 to a low of 1.48% in 2000. During the first quarter of 2003, however, the Company has reported a negative gross profit of -1.73%.

Income before taxes has fluctuated considerably during the period, ranging from a high of $186,568 in 1998 to a loss of $283,115 in 2000. For the first quarter of 2003, the Company has reported a loss of $360,640.

From a profitability standpoint, the Company's results have generally been poor for the past several years. Losses were reported in years 1999 and 2000 as well as a loss in the first quarter of 2003. Normalized net income for 2002 amounted to $28,113. Further, the Company reported positive income from operations in only one year (1998) of the analysis period. The Company has made an effort to cut its costs and concentrate on natural gas marketing. In fact, the Company is currently in negotiations to sell its gas production wells. Unfortunately, the industry in which Vineyard operates is very volatile and the cost of natural gas can rise or fall by dramatic amounts in a very short period of time. This volatility can have a severe impact on the Company's profitability in any particular year.

COMPARATIVE ANALYSIS AS OF DECEMBER 31, 2002

Overview

In order to gain a better perspective as to the financial position and results of operations of Vineyard Oil and Gas Company, a comparison of the Company's performance to other companies in its industry is required. To accomplish this purpose we have selected information contained in the "Annual Statement Studies" published by Risk Management Associates (Formerly Robert Morris Associates) ("RMA"). RMA compiles and publishes financial data from financial information submitted to banks and other financial institutions during the process of accessing recurring letters of credit, lines of credit, loans and other financial transactions. The data reported by RMA is categorized according to its Standard Industrial Classification (SIC) Code. A significant portion of Vineyard Oil and Gas Company's operations would fall under SIC Code # 4924 "Utilities-Natural Gas Distribution". Although summary of the selected data used in our comparative analysis is included in **Exhibits 8 through 11** of this report.

Balance Sheet Comparison

In comparing the various December 31, 2002 balance sheet items of Vineyard to the RMA Annual Statement Studies, several differences are evident. The Company has a different asset mix than the companies that make up the median of the RMA data sorted by sales levels. The percentage of the Company's accounts receivable to total assets of 77.41% is considerably higher than the industry average of 23.7%. Inventory as a percentage of total assets of .69% is considerably lower than the industry average of 8.3%. Current assets as a percentage of total assets of 88.08% are significantly higher than the industry average of 41.5%. The Company's fixed assets as a percentage of total assets of 5.41% are significantly lower than the industry average of 42.5% for 2002. All other non-current assets were 6.51% for 2002, which approximates the industry average of 9.0%. The Company's current liabilities as a percentage of total assets of 76.20% are significantly higher than the industry average of 45.9%. One reason for this difference is Vineyard's decision to avoid using long-term debt financing. Vineyard currently does not carry any long-term debt. This is in sharp contrast to the rest of the industry. The average company in the industry reported long-term debt as a percentage of total assets of 20.9% during 2002. The Company's net worth to total assets ratio of 18.00% was considerably lower than the industry average of 26.6% during 2002.

The Company's accounts receivable turnover ratio of 4.22 was considerably less than the industry average of 12.4. Vineyard's liquidity level appears to be higher than the industry average. Its current ratio of 1.16 as of December 31, 2002 was above the industry average of .90. Similarly, the Company's quick ratio of 1.12 exceeded the industry average of .50. From 1998 through 2001 Vineyard had an average current ratio of 1.2 versus the industry average of 1.0. The average quick ratio is 1.2 as compared to the industry average of .6. These statistics are directly attributed to the significant amount of accounts receivable.

The Company's debt to tangible net worth ratio of 4.55 as of December 31, 2002 is higher than the industry average of 3.0. This holds true over the entire valuation period with an average of 3.3 to the industry average of 2.1.

Income Statement Comparison

The Company's income statement also differs from the RMA data. The Company's operating expenses as a percentage of total sales of 100.45% for 2002 was higher than the industry average of 93.1%. As a result, the Company experienced an operating loss as a percentage of total sales of .45% compared to the 2002 industry average operating profit of 6.9%. Overall profits before taxes for Vineyard were 0.12% in 2002 as compared to the industry average of 5.1%. Due to the nature of the business, gross profit figures are not available for the industry. All expenses are considered operating related, and there is no true cost of goods sold data for the industry.

Comparative Analysis Summary

In summary, the Company's asset and liability percentages are significantly different than the industry. The Company is more highly leveraged and less profitable than the average of the companies reported in the RMA studies.

ESTIMATE OF VALUE

NATURE OF THE SECURITY

Overview

Before estimates of value can be made, the nature of the business being valued and the expected earnings of the subject business must be analyzed. The value of a security is influenced by many of its characteristics, including control and marketability. Since the valuation of Vineyard is a fair value standard, we are not required to consider premiums or discounts for control, minority interest or lack of marketability.

Definition of Earnings

There are many alternatives in defining the type of earnings to be used in a business valuation. Some of these alternatives include income from operations, earnings after taxes, cash flows from operations, after tax cash flows, and so on.

Irrespective of the type of earnings used, the objective of any business valuation is to approximate the price at which a company would trade in a transaction between rational, informed buyers and sellers. Typically, a buyer of Vineyard common stock would base an investment decision on the Company's historical earnings and cash flows as well as the Company's forecasted earnings and cash flows for a period of years.

With respect to Vineyard, the Company's historical simple and weighted average earnings for the five-year period ended December 31, 2002 and the quarter ended March 31, 2003 have resulted in losses. Please refer to **Exhibit 12**. Further, because of the nature of the Company's primary business activity, reliance on any projection of future earnings and cash flows would not be advisable.

VALUATION OF VINEYARD OIL & GAS COMPANY AS OF MARCH 31, 2003

Valuation Methods Considered But Not Used

Income and Cash Flow Methods

Due to the Company's reported losses during the valuation period and the Company's inability to predict future earnings and cash flows, methods such as the capitalization of earnings, capitalization of cash flow, discounted earnings and discounted cash flow would either not result in an indicator of fair value or could not be calculated.

Recent Sales of Company Stock

In May of 2002, certain members of the Company's Board of Directors sold the equivalent of 19.8% of the Company's outstanding common stock at $.40 per share to Sabre Oil and Gas. Presently Sabre is the Company's largest shareholder. This transaction was the only one of significance during the valuation period.

It is our view that this transaction was not necessarily based on the fair value of the Company's common stock at that time. Sabre has a business relationship with the Company and may have viewed this investment as a strategic acquisition. In addition, a

Publicly-Traded and Privately-Held Guideline Companies Method

In the valuation of Vineyard, we considered using valuation ratios derived from publicly-traded guideline comparisons and sales of privately-held guideline companies. However, we were unable to identify a sufficient number of guideline companies that are similar to Vineyard.

Valuation Approach Selected

Net Asset Value Method

The method of valuation we selected to estimate the fair market value of Vineyard Oil and Gas Company is the **Net Asset Value Method.** Under this method, the Company's assets and liabilities are adjusted to fair market value to determine the Company's equity.

Adjustments to the Balance Sheet

We reviewed the balance sheet to determine if adjustments were required. Our review indicated the following:

Accounts Receivable and Allowances for Doubtful Accounts: Based on discussions with management, adjustments to accounts receivable and the allowance for doubtful accounts are required as follows:

A) The Company is presently involved in litigation with a customer regarding a natural gas delivery matter. It is the opinion of management that $50,000 of the $90,000 billing to the customer may not be collectible. The allowance for doubtful accounts has been increased by $50,000 to reflect this possibility.

B) The Company has received an invoice from National Fuel Gas relating to the purchase of natural gas in the amount of $505,000 which was recorded as an accounts receivable and a trade payable. The amount is in dispute and management, as of the date of this report, has negotiated that amount to $310,000. Management, however, believes that only $235,000 of that amount can be recovered from customers. As a result, accounts receivable has been reduced by $270,000 to reflect this anticipated result.

C) The Company has increased its allowance for doubtful accounts to reflect the $6,362 deficiency in assets of Drilling Program 1982-3. **If the proposed transaction is not consummated, the value of the oil and gas wells and the associated well plugging liability could be materially different than the amounts presented in this valuation.**

Oil and Gas Wells: Management is currently negotiating with an independent third party buyer for the sale of all of its producing and non-producing oil and gas wells. According to management, the terms and conditions of the sale are nearly complete. The sale price will amount to $700,000, all of which is to be allocated equally to each of the 115 producing wells. Twelve of the 115 producing wells are owned by limited partnerships of which Vineyard is the General Partner. We have allocated $626,961 of the sales price to the producing wells owned by the Company.

The calculation of the fair market value attributable to these wells is as follows:

Selling Price	$700,000
Number of Producing Wells	115
Price per Producing Well	6,087
Producing Wells Owned by Vineyard	103
Fair Market Value	$626,961

Real Estate: The Company's corporate headquarters is located at 10299 West Main Road, North East Township, Erie County, Pennsylvania. In addition to its office building and repair shop, the Company owns 20.8 acres of contiguous land, including a two-story four-unit apartment building, a single-family residential rental, a five-bay garage and two storage buildings. The real estate owned by the Company was appraised as of January 10, 2001 at $425,000. In absence of an appraisal subsequent to that date, we have relied on the January 10, 2001 appraisal in our valuation. **We reserve the right, however, to update our report if any new information concerning the fair market value of the real estate is provided by an independent third party.**

Equipment: The Company's equipment consists of various wellhead, production and transportation equipment, office equipment and vehicles. As discussed, the Company has been focusing on gas distribution marketing for the past several years. As a result, the Company has not been investing significantly in new production equipment. Much of the Company's wellhead, production and transportation equipment is old and may have little salvage value. Management believes that a fair market appraisal of the property and equipment would indicate a value similar to the depreciable lives utilized for book reporting purposes. As such, we believe that book value would be a reasonable assessment of fair market value at March 31, 2003. Further, the Company has not had a need to have its equipment appraised. **We reserve the right, however, to update our report if any new information concerning the fair market value of the property or equipment is provided by an independent third party.**

Investment in Limited Partnerships

The company is the General Partner of four Limited Partnerships as of the valuation date. According to management, the operations of these entities have declined significantly over the past several years. For financial statement purposes, the Company accounts for these investments by recognizing their share of earnings or losses after the date of acquisition.

In order to determine the fair market value of the Company's general partner interests, it was necessary to value each Limited Partnership. We obtained partnerships' tax returns for the years 2001 and 2002 and the December 31, 2002 balance sheets of each.

Exhibits 13 through **16** present the Adjusted Net Assets for each of the four Limited Partnerships. As previously indicated, management is in the process of selling all of its wells, including the twelve that are owned by these limited partnerships. According to discussions with management, the book value of the tangible assets and liabilities would approximate fair market value. **We reserve the right to update our report if any additional information concerning the tangible assets and liabilities owned inside the limited partnerships is provided by an independent third party.**

It is the intention of management to liquidate the limited partnerships upon sale of the wells. Therefore, an asset-based valuation is appropriate to estimate the fair value of the Company's investment in Limited Partnerships.

Exhibit 17 presents a summary of the Adjusted Net Assets owned by each limited partnership multiplied by Vineyard's capital ownership percentage. We have estimated the value of the investment in the four limited partnerships to approximate $26,000 as of March 31, 2003.

Investment in Northern Pipeline Company, LLC:

The Company owns a 45% interest of Northern, which operates a pipeline for the transportation of natural gas. For financial statement purposes, the investment is reflected under the equity method.

We have valued the Company's investment in Northern at $174,000 using the Net Asset Value Method. Refer to **Appendix I** for a complete discussion of the determination of the value of the Company's investment in Northern.

Accounts Payable: Accounts payable has been reduced by $195,000 to reflect the National Fuel Gas negotiated obligation.

Deferred Revenue: The Company withheld estimated fees for future well plugging charges from the quarterly distributions of all of the limited partnerships of which the Company was a general partner. Since the proposed terms and conditions of the sale of the Company's producing and non-producing wells, including those owned by the limited partnerships, require the buyer to assume the well plugging responsibility, the deferred revenue account of $394,643 has been eliminated.

Determination of the Company's Intangible Assets

The Net Asset Value method includes the value of both tangible and intangible assets. It is necessary, therefore, to determine the value, if any, of the Company's intangible assets as of March 31, 2003.

In this case, the Company has not generated earnings sufficient to justify any value in excess of the Company's tangible assets. In our view, there is no intangible value attributable to the Company as of March 31, 2003.

Calculation of Net Asset Value Method and Final Estimate of Value Conclusion

The Company at March 31, 2003 has significant income tax loss carryforwards that negate the need for an income tax provision as of the valuation date. The Net Asset Value of Vineyard at March 31, 2003 amounts to **$1,876,112** as set forth in **Exhibit 18.** We have determined that the Net Asset Value Method provides the best estimate of fair value at March 31, 2003.

Summary and Conclusion

In our analysis of the fair value of the common stock of Vineyard Oil and Gas Company, we have adhered to the guidelines of Revenue Ruling 59-60 and have considered the basic approaches of valuation.

We determined that the Net Asset Value Method provided the best estimate of the fair value of the Company's common stock at March 31, 2003.

It is our opinion that a reasonable estimate of the Fair Value of the common stock of Vineyard as of March 31, 2003 is **$1,876,112**, or **$0.3568** per share, based on **5,257,618.5** common shares issued and outstanding.

STATEMENT OF QUALIFICATIONS

James A. Schaffner, CPA, CVA

Business

Managing Principal
Schaffner, Knight, Minnaugh & Company, P.C.
1001 State Street, Suite 1300
Erie, Pennsylvania 16501

Education & Certifications

- BS in Accounting, Gannon University, Erie, PA – 1968 Recipient of the Pennsylvania Institute of Certified Public Accountants award for Excellence in Accounting
- Certified Public Accountant Designation – 1971
- Certified Valuation Analyst Designation – 1998

Professional Experience

Thirty-five years of accounting and consulting experience including business valuation and financial statement analysis for minority shareholder disputes, divorce proceedings, purchase and sale of businesses, estate and gift tax planning and reporting and other financial matters.

Professional Membership

- American Institute of Certified Public Accountants
- Pennsylvania Institute of Certified Public Accountants
- National Association of Certified Valuation Analysts

Court Experience

Qualified as an expert in business valuation, income tax and financial matters in the Court of Common Pleas Erie County, Pennsylvania. Also qualified as an expert in business valuation in Warren County, Pennsylvania and in income tax in the United States District Court for the Western District of Pennsylvania.

STATEMENT OF QUALIFICATIONS

Daniel E. Sloppy, CPA, CVA, MBA

Certified Public Accountant - 1991
Certified Valuation Analyst - 1999

Position:

Manager
Schaffner, Knight, Minnaugh & Company, P.C.
Erie, Pennsylvania

Professional Experience:

Over twelve years of diverse experience in providing businesses with integrated accounting, tax, and management advise in the areas of operations, business and tax planning, financial and other matters. Extensive experience in tax compliance and financial statement preparation.

Preparation of business valuation reports to value businesses for various purposes, including minority shareholder disputes, divorce situations, potential sales of a business, as well as for estate and gift tax reporting.

Professional Memberships:

American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
National Association of Certified Valuation Analysts

Education:

Pennsylvania State University, Master of Business Administration, 1994
Edinboro University of Pennsylvania, Bachelor of Science in Accounting, 1988

Northern Pipeline, LLC

Valuation Report of
Northern Pipeline, LLC
March 31, 2003

Table of Contents

EXHIBITS

Appendix I
Valuation of Northern Pipeline Company, LLC

Purpose

The purpose of this report is to establish an estimate of the fair market value of the 45% interest owned by Vineyard Oil and Gas Company of Northern Pipeline Company, LLC (Northern) as of March 31, 2003 to be used in conjunction with the proposed corporate restructure of Vineyard Oil and Gas Company.

Definition of Value Used

The value to be determined for the investment in Northern Pipeline Company, LLC is fair market value as of the valuation date. Fair market value is the price at which property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of the relevant facts.

Our opinion of fair market value is the result of a detailed analysis including data accumulations, qualitative analysis, financial analysis, and selection of appropriate valuation criteria. All of the foregoing are then combined with informed professional judgment to produce a reasonable opinion of fair market value.

Our valuation was performed in a manner consistent with the guidelines set forth in Revenue Ruling 59-60, C.B. 1959-1.237. Although this Revenue Ruling was originally formulated for federal estate and gift tax purposes, its general approaches, methods, and factors to be considered are very useful when valuing a closely-held business.

Limiting Conditions

We have no present or contemplated financial interest in Vineyard. Our fees for this valuation are based upon our normal rates for such engagements, and in no way are contingent upon the results of our findings. We have no responsibility or obligation to update this report for events or circumstances occurring subsequent to the date of this report.

Our report is based on historical financial information provided to us by management or other third parties. Had we audited or reviewed the underlying data, matters may have come to our attention which would have resulted in our using amounts which differ from those provided, accordingly, we take no responsibility for the underlying data presented or relied upon in this report.

Users of this business valuation report should be aware that business valuations are based on assumptions regarding future earnings potential, and/or certain asset values, that may or may not materialize. Therefore, the actual results achieved in the future will vary from the assumptions utilized in this valuation, and the variations may be material.

The estimate of value in this report assumes that the existing Company will maintain its character and integrity through any corporate reorganization.

Schaffner, Knight, Minnaugh & Company, P.C. does not purport to be a guarantor of value. Valuation of closely-held companies is an imprecise science, with value being a question of fact, and reasonable people can differ in their estimates of value. Schaffner, Knight, Minnaugh & Company, P.C. has, however, used conceptually sound and accepted methods and procedures of valuation in determining the estimate of value included in this report.

We have compiled certain of the information contained herein. That information, namely, but not limited to, the entity's history and financial statements, has been supplied by the subject Company, its officers or representatives. Accordingly, this report should not be construed, or referred to, as an audit, examination, or review by Schaffner, Knight, Minnaugh & Company, P.C.

The valuation analysts, by reason of performing this valuation and preparing this report, is not to be required to give expert testimony nor be in attendance in court or at any government hearing with reference to the matters contained herein unless prior arrangements have been made with Schaffner, Knight, Minnaugh & Company, P.C. regarding such additional engagement.

This report is neither an offer to sell, nor a solicitation to buy securities, and/or equity in, or assets of, the Company.

Approaches to Valuation

There are many factors that must be considered in the valuation of a business enterprise. Among them is the pattern of historical performance and earnings, the Company's competitive market position, experience and quality of its management, etc. These factors are considered in the IRS Revenue Ruling 59-60, which outlines the following relevant considerations to be used as a valuation guideline:

1. The nature of the business and the history of the enterprise from its inception.
2. The economic outlook in general and the condition and outlook of the industry in particular.
3. The book value of the entity and the financial condition of the business.
4. The earning capacity of the Company.
5. The dividend-paying capacity.
6. Whether or not the enterprise has goodwill or other intangible value.
7. Sales of stock and the size of the block of stock to be valued.
8. The market price of stocks of corporations engaged in the same or similar line of business having their stocks traded in a free and open market, either on an exchange or over the counter.

The factors and guidelines outlined in Revenue Ruling 59-60 are often categorized into three distinct approaches for valuing the stock of a closely-held company. Accordingly, the development of a fair value opinion is based on the utilization of these approaches to value: Asset, Income and Market. The asset theory states the value of a business is directly related to the value of the business assets. The income theory states that the value is directly related to the earnings of the business. The market theory states the value of the business is directly related to similar entities that have sold (i.e., comparable sales). Value indications derived through the applicable methods under each approach are then analyzed in association with the specific entity, economic and industry data to formulate an objective opinion as to the fair value of the Company.

We considered each fundamental valuation factor contained in Revenue Ruling 59-60 in our appraisal and concluded that certain factors were particularly pertinent while others were not. The valuation factors judged to be most relevant are addressed in the balance of this report.

This report will describe these methods, indicate which method was chosen as most appropriate in this case, and utilize the selected method to calculate fair value.

The following valuation methods were considered:

<u>Asset-Based Approach Methods:</u>

In an asset-based approach, primary emphasis is placed upon the fair market value of the assets and liabilities of a business. As a result, this approach uses various methods that consider the value of individual assets and liabilities, including intangible assets. One of the most often used methods under this approach is the Net Asset Value Method, in which the Company's assets and liabilities are adjusted to fair market values to determine the value of a Company's equity.

<u>Income Approach Methods:</u>

The income approach methods serve to estimate value by considering the income generated by an entity's assets over a period of time. This approach is based on the fundamental valuation principle that the value of a business is equal to the present worth of future benefits of ownership.

Two of the most common methods under this approach are the Capitalization of Earnings/ Cash Flow and the Discounted Earnings/Cash Flow. Under the Capitalization of Earnings/ Cash Flow method, the Company's current operations are divided by a capitalization rate to estimate value. Under the Discounted Earnings/Cash Flow method, future earnings and a terminal value are discounted to present value.

<u>Market Theory Methods:</u>

Under the market theory approach to valuation, comparative information is usually derived from market studies of publicly-traded companies and sales of closely-held businesses that operate in the same industry. Application of the methodology under this approach requires adequate information concerning prices paid in transactions of controlling interests in companies or prices paid for the minority stock of a business in the same or similar lines of business. Such information is often difficult to find.

Company Background

Northern operates a pipeline for the transportation of natural gas. The Company began operations in July, 1997. The Company's ownership at March 31, 2003 is as follows:

Vineyard Oil and Gas Company	45%
East Resources, Inc.	35%
Sabre Oil & Gas, Inc.	20%

East Resources, Inc. and Sabre Oil & Gas, Inc. are affiliated entities. Additionally, both enterprises are major suppliers of Vineyard Oil and Gas Company.

INDUSTRY OUTLOOK

Northern operates in the transportation segment of the natural gas distribution industry. Refer to **pages 4 through 9** for a discussion of the natural gas distribution industry outlook as of the valuation date.

ECONOMIC OUTLOOK

Refer to **pages 9 through 11** for a discussion of the economic outlook as of the valuation date.

FINANCIAL REVIEW

Overview

Our financial review of Northern includes the analysis of the Company's year-end balance sheets and statements of income for the years ended December 31, 1998 through 2002 and the three-month period ended March 31, 2003. In our opinion this period is adequate to identify any existing financial and operational trends that may impact our estimate of value.

Adjustments to Financial Statements

As previously stated, the nature of the valuation is to estimate future benefits of ownership and to the extent that historical earnings are affected by unusual, abnormal or non-recurring items adjustments are often necessary in order to normalize earnings.

For purposes of our analysis, we have determined that certain **normalization adjustments** were necessary as follows:

Pipeline Maintenance. During 2002, the Company began a pipeline maintenance project that was not completed as of December 31, 2002. The estimated remaining costs to complete the project were accrued as of December 31, 2002. The project was completed in the first quarter of 2003, at which time management concluded that a portion of the project that was expensed in 2002 should have been capitalized as an improvement. We, therefore, made adjustments to reduce the pipeline maintenance costs incurred in 2002 by the amount that was subsequently capitalized in 2003 and correct the bookkeeping entry recorded by the Company in 2003.

Amortization expense. We have eliminated amortization of the organization costs, which we considered to be a non-operating expense.

Gain/loss on sale of fixed assets. We have made an adjustment to eliminate the gain on the sale of certain pipeline in 1998 as this transaction was non-recurring in nature.

Provision for Income Taxes. Northern Pipeline Company, LLC was formed as a Limited Liability Company (LLC) and is taxed as a partnership for federal and state tax purposes. We have tax effected adjusted pre tax income essentially treating the entity as a C Corporation for purposes of this valuation.

Exhibits 19 and 20 present the historical balance sheets and income statements for the years ended December 31, 1998 through 2002 and the three-month period ended March 31, 2003. **Exhibit 21** presents the normalization adjustments for the period. **Exhibit 22** presents the normalized income statements for the analysis period. **Exhibits 23 and 24** present the normalized detailed common-size balance sheets and income statements, respectively, for the analysis period.

Financial Analysis

Exhibit 25 presents an overview of selected financial ratios for the years ended December 31, 1998 through 2002 as well as the quarter ended March 31, 2003. Turnover ratios were not considered for the first quarter of 2003 for comparison purposes due to the short year. The current ratio, which is the Company's current assets divided by its current liabilities, range from a high of 1.55 at December 31, 2002 to a low of .74 at December 31, 1999. The quick ratio, which is cash and accounts receivable divided by the current liabilities, range from a high of 1.52 at December 31, 2002 to a low of .66 at December 31, 1999. At March 31, 2003 the Company's current ratio was 1.29 while the quick ratio was 1.27. Overall, the liquidity of the Company has fluctuated during the period under review.

Accounts receivable represent 25.85% of total assets at March 31, 2003. Accounts receivable as a percentage of total assets has increased over the valuation period and is currently at its highest point. The accounts receivable turnover ratio has fluctuated significantly over the valuation period ranging from a high of 6.39 at December 31, 2001 to a low of 2.60 at December 31, 2002.

Net fixed assets as a percentage of total assets has fluctuated over the valuation period ranging from a low of 65.48% in 2003 to a high of 90.16% in 1999. The net fixed asset turnover, which measures the overall efficiency with which the fixed assets are utilized, has increased over the valuation period ranging from a low of .37 in 1999 to a high of .94 in 2002. The Company's net sales to total assets ratio has varied during the analysis period, ranging from a high of .71 in 2001 to a low of .34 in 2000.

Partners' Capital amounts to $471,000 at March 31, 2003. The debt to tangible net worth ratio has risen since 2001, from .13 to 1 at the end of 2001 to .37 to 1 at the end of the first quarter 2003.

Income Statement Items

The Company's total net sales increased from $239,000 in 1998 to $351,000 in 2001. However, in 2002 sales dropped slightly to $345,000. In the first quarter of 2003 sales amounted to $73,000.

The Company's expenses have remained relatively consistent over the period, with the exception of pipeline maintenance, which increased during 2002. The Company's normalized net income has varied significantly during the analysis period, ranging from a low of $24,971 in 1999 to a high of $116,368 in 2001. Normalized net income amounted to $32,952 for the first quarter of 2003.

Overall, the Company has reported fairly strong results during the valuation period. In each of the periods presented, Northern has reported a normalized after tax income and has demonstrated the ability to remain profitable over an extended period of time.

Comparative Analysis As Of December 31, 2003

In our view, due to the size of the entity, a comparison of Northern to Risk Management Associates industry data would not be meaningful.

ESTIMATE OF VALUE

NATURE OF THE SECURITY

Overview

Before estimates of value can be made, the nature of the security being valued and the expected earnings of the subject security must be discussed. The value of an investment security is influenced by many of its characteristics, including control and marketability. Because Vineyard Oil and Gas Company owns a minority interest of Northern and the standard of value in the case of Northern is a fair market value standard minority and marketability discounts will be considered. See **pages 33 to 35**.

Definition of Earnings

There are many alternatives in defining the "type" of earnings to be used in a business valuation. Some of those alternatives include income from operations, earnings after taxes, earnings before taxes, cash flows from operations, after tax cash flows, and so on.

Irrespective of the type of earnings used, the objective of any business valuation is to approximate the price at which a company would trade in a transaction between rational, informed buyers and sellers. It is our belief that an investor of Northern would base an investment decision on the Company's ability to generate a return to the investor. We, therefore, utilized the Company's normalized net income after taxes as the basis of earnings for purposes of this valuation.

Method of Estimating Expected Earnings and Selection of Income Stream to be Capitalized

Based on the fluctuation of net income experienced by the Company, we believe that a simple average of the most recent 3.25 years normalized net income would be a reasonable method for estimating the expected future earnings of Northern. We did not include the financial results for the fiscal years ending 1998 or 1999 in our calculation due to the fact that the Company's sales and profitability levels have increased significantly since December 31, 1999. The 3.25-year average normalized net income amounted to **$92,929** as detailed in **Exhibit 26**.

Discount Rates versus Capitalization Rates

Discount Rates and Capitalization Rates vary among particular sizes and types of businesses and from one period of time to another. In the context of a business valuation, it is important to understand the difference between a Discount Rate and a Capitalization Rate.

In valuation theory, a *Discount Rate* represents the total expected rate of return that a buyer (or investor) would demand on the purchase price of an ownership interest in an asset given the level of risk inherent in that ownership interest. The discount rate is used in valuations where a company's forecasted net cash flows (or other type of earnings) are discounted to present value at the discount rate.

A *Capitalization Rate* is usually derived from the discount rate and is calculated by subtracting a company's expected average long-term annual compound growth rate from its discount rate. Consequently, a company's capitalization rate will usually be lower than its discount rate. The capitalization rate is then applied to a single year benefit stream.

Development of the Discount Rate

We used the Ibbotson build-up method to determine the discount rate, which is essentially a risk-adjusted required rate of investor return. The build-up method involves taking a risk-free rate of return as of the valuation date and adding a risk premium to reflect the equity risk, industry risk and company-specific risk of the entity being valued.

The sum of the risk-free rate and the risk premium is a discount rate that can be used to value the future earnings capacity of a business enterprise. Once the discount rate is established, an estimate of the long-term growth rate of the enterprise is subtracted to produce the capitalization rate.

Discount rates vary among particular types of businesses and from one period of time to another. Expressed as a percentage, the more speculative the business's income stream, the higher the discount rate, and conversely, the more stable the income stream the lower the discount rate.

The yield on long-term government bonds (20-year treasury bonds) as of the valuation date will serve as the measure of the risk-free rate. This rate was **4.84%** on the valuation date and was obtained from the Federal Reserve's Statistical Release at http://www.federalreserve.gov/releases.

The equity risk premium is the extra return earned by an average equity investor in excess of the return on long-term Treasury securities. We utilized Ibbotson Associates Stocks, Bonds, Bills and Inflation Yearbooks to gather this information. The equity risk premium for stocks to bonds was **7.0%** for 2002.

[Source: *Stocks, Bonds, Bills and Inflation* 2003 Yearbook, Ibbotson Associates, Chicago, Table C-1].

Next we determined a size-related risk premium. In general, the smaller the company, the greater the return and the related risk premium. Again, we utilized the Ibbotson Associates Yearbooks for a reference. Table C-1 of the 2003 edition indicates that the difference between the total returns on large stocks and small stocks was **5.67%** through the end of 2002. This means that the total return on investments in small stocks exceeded the return on investments in large stocks by approximately **5.67%**.

[Source: *Stocks, Bonds, Bills and Inflation* 2003 Yearbook, Ibbotson Associates, Chicago, Table C-1].

We also considered the need for other risk adjustments based upon the industry and the company's specific financial risk. These other risk factors include:

- Competition
- Financial Strength
- Management Ability and Depth
- Profitability and Stability of Earnings
- National and Local Economics

In making a determination regarding an appropriate discount rate, we have considered many of the factors effecting the present and future operations of the Company. We have reflected on both the "systematic" and "unsystematic" risk factors. That is, we have considered risk involved in operating such a Company in the present-day business, market, economic, and demographic environments.

Systematic risk is that portion of the risk that is related to movements in the general market rather than to the industry or company-specific factors. Unsystematic risk is that portion that relates to the specific industry or company rather than the general marketplace.

Competition

Northern is a small company which enables it to respond quickly to customer demands for service and to adjust employment as requirements increase and/or change. The Company has developed relationships with key customers. Generally, once a customer establishes a pipeline hook-up, that customer usually remains a customer for several years due to the inconvenience and cost of changing gas transportation providers. There is, however, always the constant threat of a competitor offering lower prices. Further, some of the Company's competitors may have access to far greater financial resources and may be able to benefit from economies of scale. There is, therefore, a moderate level of risk associated with competition as of the valuation date.

Financial Strength

Northern's financial performance has been relatively strong during the valuation analysis period. The Company has maintained an adequate level of liquidity during this period. Partners' capital has ranged from 73% to 88% of total assets during the analysis period. Overall, the Company is stable from a financial strength standpoint as of the valuation date.

Profitability and Stability of Earnings

Northern operates in a competitive industry. The industry in which the Company operates is somewhat dependent upon the strength of the economy. In addition, the Company has experienced fluctuations in profitability during the past five and one-quarter years. We believe that there is a moderate level of risk associated with the profitability and stability of earnings as of the valuation date.

Management

As previously mentioned, East Resources, Inc. and its affiliate, Sabre Oil & Gas, Inc. collectively control 55% of Northern. The remaining 45% is owned by Vineyard. Management at all three Companies is well established. Further, based on discussions with the management of Vineyard, it appears that there is a respectful working relationship among the members. We do not believe, therefore, that there are any substantial risks associated with management depth and ability as of the valuation date.

National and Local Economic Issues

General market conditions have been mostly unfavorable for the past three years, both nationally and locally. Commencing in the third quarter of 2000, the manufacturing industry began to feel the impact of a downturn in the economy, which quickly spread to other industries. The tragedy of September 11 further weakened a fragile economy. Northern is in the business of natural gas transportation. The demand for natural gas is highly dependent upon the health of the economy. Fortunately, the economic downturn does not appear to have had a significant negative effect on the Company as of the valuation date. Most economists believe that the nation's economy began a slow recovery in 2002. However, the prospect of economic expansion occurring in the foreseeable future is questionable. In our view, there is a relatively high level of risk associated with national and local economic issues as of the valuation date.

After consideration of all of these factors, we concluded that a **Company-Specific Risk Premium of 6.00%** is warranted for the Company as of the valuation date.

Adding the equity, size, and company-specific risk premiums to the risk-free rate results in a risk-adjusted cash flow discount rate of **23.51%** as of the valuation date. Next it was necessary to determine if there was an adjustment necessary to convert the cash flow discount rate to a net earnings discount rate. Based on discussions with the management of Vineyard concerning the future operations of Northern, it is believed that over the long-term, future anticipated capital expenditures will approximate depreciation. As a result, it is not necessary to make an adjustment to the cash flow discount rate in order to convert to a net earnings discount rate.

Converting the Discount Rate to a Capitalization Rate

To derive the net cash flow capitalization rate, an estimate of average sustainable long-term growth must be subtracted. We believe that a **3.00%** sustainable long-term growth rate is reasonable based upon the company's history and the historical long-term inflation rate. This results in a capitalization rate for the following year of **20.51%**. A conversion to a capitalization rate for the current year is calculated by dividing next year's rate by one plus the growth rate (**1.03**). This results in a capitalization rate applicable to the Company's net earnings of **19.91%** as of the valuation date. **Exhibit 27** provides a summary of the net earnings capitalization rate using the Ibbotson Build-Up Method.

Selection of Appropriate Rate of Return on Net Tangible Assets

Conceptually, the rate of return on net tangible assets should reflect the risk associated with investing in the Company's net tangible assets. Comparing the return on net tangible assets between companies is one method that investors use to evaluate the relative attractiveness of a particular investment. Investors considering a specific company expect to receive a rate of return commensurate with the industry rate of return for a similar investment in a similar business within the same industry classification. Investors view this return on net tangible assets as a rate of return that is adequate to compensate them for the risk associated with such an investment.

With many closely-held companies it is very difficult to find reliable information on comparable companies within the same industry in order to determine an appropriate return on tangible assets. In the case of Northern, we estimated the Company's cost of capital for that portion of the net tangible asset value the Company could reasonably be expected to borrow and factored in a higher rate of return applicable to the equity portion of the

Based on a calculation of the Company's cost of capital, we selected a rate of return on net tangible assets of 10.47%, as presented in **Exhibit 28**. This rate of return was based on the cost of borrowing against those tangible assets plus the cost of equity required to support the remaining investment in those assets.

Valuation of Northern Pipeline, LLC as of March 31, 2003

Valuation Methods Considered But Not Used

Capitalization of Net Earnings Method

This method is used to determine the value of an entity based upon its historical adjusted net earnings, which is believed to be indicative of its future net earnings. These earnings are then capitalized using an appropriate capitalization rate to arrive at a value for the company.

The value indicated by use of this method amounts to **$466,745** as calculated below:

Weighted Average Normalized Net Earnings	$ 92,929
Divided by the Capitalization Rate	19.91%
Total Indicated Value	**$466,745**

This method was not considered appropriate in this circumstance, as it does not give full consideration to the underlying intangible value of the Company as of the valuation date.

Publicly-Traded and Privately-Held Guideline Companies Methods

In the valuation of Northern, we considered using valuation ratios derived from publicly-traded guideline comparisons and sales of privately-held guideline companies. However, we were unable to identify a sufficient number of guideline companies that are similar to Northern.

Recent Sales of LLC Interests

The Company has had no transactions involving member interests since the Company was formed in 1995. Therefore, this method cannot be used to estimate the fair market value of the enterprise as of the valuation date.

Discounted Earnings/Cash Flow Method

The Discounted Earnings/Cash Flow Method is an income-based approach to valuation. It is based on the theory that the total value of a business is the value of its forecasted future earnings, plus its terminal value. This method requires that a terminal value assumption be made. The amount of forecasted earnings and the terminal value are discounted to present value using an appropriate discount and capitalization rate, respectively.

This method is normally used whenever future operations can be reasonably estimated and are expected to differ from current operations as a result of factors other than normal growth.

The value derived by this method is only as accurate as the forecasts of future earnings or cash flows. Because of the inherent difficulty and subjectivity required to project a reliable stream of future earnings and arrive at a terminal value, we did not select this method.

Valuation Approach Selected

Net Asset Value Method

The method of valuation we have selected to estimate the fair value of Northern is the Net Asset Value Method. Under this method, the Company's assets and liabilities are adjusted to fair market value to determine the value of the Company's equity.

Adjustments to the Balance Sheet

We reviewed the balance sheet and interviewed management of Vineyard in order to determine if adjustments were required. Our review indicated the following:

Accounts Receivable: Based on discussions with management and a review of the historical collection rates, we have concluded that no adjustments were necessary to the accounts receivable as of the valuation date.

Property and equipment: Management believes that a fair market appraisal of the property and equipment would approximate its book value as of the valuation date. According to management, the estimated economic useful life of the majority of its property and equipment is approximately ten years, which corresponds to the depreciable lives utilized for financial statement reporting purposes. As such, we believe that book value would provide a reasonable estimate of fair market value at March 31, 2003. There have been no recent fair market value appraisals of the property or equipment. **We reserve the right, however, to update our report if any new information concerning the fair market value of the property or equipment is provided by an independent third party.**

Other Assets and Liabilities: Additionally, management believes that the fair market value of all the Company's other assets and its liabilities approximate book value at March 31, 2003. **We reserve the right, however, to update our report if any new information concerning the fair market value of any other assets or liabilities is provided by an independent third party.**

Calculation of Value

The value of the Company's net tangible assets was determined to be **$471,364**, as presented on **Exhibit 29**. The Net Asset Value Method, however, includes the value of both tangible and intangible assets. It is necessary, therefore, to determine the value of the Company's intangible assets, if any, as of March 31, 2003.

Determination of the Company's Intangible Assets at March 31, 2003

Excess Earnings – Treasury Method

We selected the Excess Earnings – Treasury Method to calculate the value of the intangible assets at December 31, 2001.

The Excess Earnings method was developed by the U.S. Treasury Department in 1920 in Appeals and Review memorandum 34 (ARM34). Its current version is found in Revenue Ruling 68-609.

This method is an asset and income oriented approach used to arrive at values for closely-held businesses. This method is based on the premise that after tax earnings in excess of a current return on the fair market value of the net tangible operating assets are considered to arise from the entity's intangible assets.

This method calculates value by first estimating annual earnings at the valuation date that can be reasonably expected to continue. This earnings stream is divided into two portions – earnings attributable to tangible assets and those attributable to intangible assets. Earnings attributable to net tangible assets are computed by applying a rate of return to the Company's net tangible assets that properly reflect the ownership risks of those net assets. Earnings attributable to intangible assets are the resulting mathematical difference between the estimated annual earnings that are reasonably expected to continue and the earnings attributable to net tangible assets.

The excess earnings are capitalized using an appropriate capitalization rate and are then added to the value of the net tangible assets to determine the approximate value of the entity.

Capitalization Rate for Excess Earnings

Calculation of an appropriate capitalization rate to be applied to those earnings which are in excess of a market return on tangible assets is based primarily on the persistence of the Company's intangible assets. Persistence refers to the average length of time that customers can be expected to continue doing business with the Company. For example, a company with a very consistent dependable customer base might have persistence of five years or more, which equates to a 20% capitalization rate. On the other hand, a new company in an intensely competitive industry may have persistence of three months, which equates to a 400% capitalization rate. The factors to be considered in evaluating a company's persistence include:

- The nature of the business
- Management quality and depth
- The company's market position
- The company's reputation
- Earnings quality and consistency
- The nature of related intangible assets, that is, whether there are any identifiable intangibles, their effect on the company's earnings, their estimated remaining lives, etc.
- Historical patterns of persistence of the company's customer base

[*Guide to Business Valuations*, Fishman, Pratt, Griffith, & Wilson, Practitioners Publishing

There is not a significant number of competitors in the local region in which Northern operates. As a result, once the Company obtains a hook-up with a customer, the relationship usually tends to last for several years. In this case, we believe that a reasonable estimate of the life of a typical customer relationship would approximate five years.

Considering the above factors, we have selected **20%** as the capitalization rate applicable to excess earnings, based primarily on the persistence of the Company's customer base.

Calculation of Excess Earnings

The Excess Earnings-Treasury method is presented on **Exhibit 30** of the Appendix and consists of the following steps:

1) The value of the Company's net tangible assets was determined to amount to **$471,364** (Refer to **Exhibit 29**).

2) The average normalized net income amounted to **$92,929** as presented on **Exhibit 26**.

3) The net tangible operating assets are multiplied by the required rate of return on tangible assets of 10.47% (Refer to **Exhibit 28**) to arrive at a return on net tangible operating assets of **$49,352**.

4) The calculated return on net tangible operating assets is subtracted from normalized earnings. The difference represents the Company's excess earnings of **$43,577**.

5) The excess earnings are capitalized by using the excess earnings capitalization rate of 20%. The result is an indicated value of intangible assets amounting to **$217,885**.

We consider this amount to be representative of the fair market value of the intangible assets at March 31, 2003.

Calculation of Net Asset Value Method

Combining the value of the net tangible assets of $471,364 to the value established for the intangible assets of $217,885 results in a total fair market value of the Company before applicable discounts of $689,249. Refer to **Exhibit 31**.

Discount for Minority Interest

The value of a minority interest in a business enterprise is impaired because those owning 50% or less of the voting rights of a firm lack certain elements of control. Among these are the powers to:

- Elect directors and appoint management
- Determine management compensation
- Set policy and change the course of business
- Acquire or liquidate assets
- Make acquisitions
- Liquidate, dissolve, sell, or recapitalize the company
- Sell or acquire treasury shares

[SOURCE: Shannon P. Pratt, Robert F. Reilly, and Robert P. Schweihs, *Valuing a Business: The Analysis and Appraisal of Closely Held Companies*, 3rd Edition (Burr Ridge, IL: Irwin Professional Publishing, 1996), p. 301.]

The value of a minority interest is less than its pro rata share of the equity value on a controlling interest basis. A minority interest discount can be defined as the reduction from the pro rata share of the value of the entire business to reflect the absence of the power of control.

Numerous studies have been performed which help to determine the levels of minority interest discounts. One of the most well known was performed by H. Calvin Coolidge, who performed two studies in which he compiled data on actual sales prices of minority interests in closely held businesses. The results of his study were published in 1983 and found the average discount to be approximately 40%.

[SOURCE: H. Calvin Coolidge, "*Survey Shows Trend Toward Larger Minority Discounts*," Estate Planning, September 1983, p. 282].

Another useful source of information to determine minority interest discounts has traditionally been the studies published by *Mergerstat Review*. These studies compare the price paid for relatively large blocks (greater than 10%) of publicly-traded issues to the market price for much smaller transactions in the same securities, before the "control" transaction was announced. It is possible to calculate the premium paid for the "controlling interest" versus the price paid for the "minority interest". This is expressed as a percentage of the value of the stock, and a minority interest discount can be derived from that amount. This source indicates that since 1987, the implied minority interest discount has been approximately 24%. Refer to **Exhibit 32.**

[SOURCE: *Mergerstat Review 2000,* (Los Angeles: Houlihan, Lokey, Howard & Zukin), 2001.]

In our opinion, a 25% minority discount is appropriate in this instance.

Discount for Lack of Marketability

An investment interest in Northern is an illiquid investment that lacks an active, steady and readily available market. There is a cost to locating interested and capable buyers and such buyers would be concerned themselves about the lack of liquidity relating to the investment.

Discounts for lack of marketability have been observed to fall over a relatively wide range. Numerous studies concerning the size of marketability discounts have been published. Empirical evidence for lack of marketability discounts can be found by looking at a number of studies that were conducted over the past twenty-five years. These studies determined average levels of discounts for lack of marketability. They fall into two basic categories, depending upon the type of supporting data used:

- Restricted ("letter") stock studies, and
- IPO stock studies (i.e., studies of transactions in closely held stocks prior to an initial public offerings (IPO))

Our reviews of these studies indicate that average discounts ranging from 23% to 45% in the restricted stock studies (see **Exhibit 33**) and median discounts of 31.8% to 73.1% in the IPO studies (see **Exhibit 34**).

The restricted stock studies isolate the value of the marketability factor from all other factors. Restricted stocks are identical in all aspects to the freely traded stocks of public companies except that they are restricted from trading on the open market for a certain period of time. A publicly traded Company may sell securities that are not registered with the Securities and Exchange Commission (SEC) in private placements. However, these securities cannot be resold on the open market, except under SEC Rule 144, which requires a two year holding period, among other restrictions. Marketability is the only difference between the letter stock and its freely traded counterpart.

Evidence of the price discount required by purchasers of restricted stock is found by comparing the price of a privately placed stock to the price of its unrestricted publicly traded counterpart. Since these studies are based on hundreds of such arm's length transactions, this provides a strong base of empirical evidence from which to quantify a discount for lack of marketability.

Whereas the restricted stock studies indicate a discount for securities that are restricted from trading for a specific period of time, the IPO stock studies provide data with regard to stocks which were not previously traded on any open market. These IPO stock studies more closely approximate a lack of marketability for truly closely-held stocks for which no public market had been established and tend to produce greater discounts for lack of marketability than the restricted stock studies. The discount for lack of marketability is generally determined as the difference between the Company's IPO stock price and the price at which the Company's stock traded in private transactions prior to the IPO, adjusted for factors such as changes in earnings level and industry price/earnings multiples.

The above studies provide empirical evidence that substantial discounts for lack of marketability are appropriate in the valuation of nonmarketable closely-held interests. These studies all represent a comparison of minority interests, with the point of comparison being whether or not the minority interests were marketable.

Based upon a review of the empirical studies and considering Vineyard's investment of Northern, we believe that a 25% marketability discount is reasonable and appropriate as of the valuation date.

Final Estimate of Value Calculation

We have determined that the Net Asset Value Method provides the best estimate of fair market value at March 31, 2003. We have provided for a minority interest discount and a discount for lack of marketability as we considered appropriate in this case. Our final estimate of fair market value of a 45% interest in Northern Pipeline Company, LLC (on a non-marketable, minority interest basis) owned by Vineyard Oil and Gas Company as of March 31, 2003 is **$174,000**, calculated as follows:

Value indicated by the Net Asset Value Method	$ 689,249
Less: 25% Minority Interest Discount	(172,312)
Subtotal	$516,937
Less: 25% Discount for Lack of Marketability	(129,234)
Total Value on a Non-marketable, Minority Interest Basis	$387,703
Percentage ownership by Vineyard Oil and Gas Company	45%
Estimated Fair Market Value of a 45% Interest (rounded)	$174,000

Summary and Conclusion

In our analysis of the fair market value (on a non-marketable, minority interest basis) of the 45% membership interest in Northern Pipeline Company, LLC of Vineyard Oil and Gas Company as of March 31, 2003, we have adhered to the guidelines of Revenue Ruling 59-60 and have considered the basic approaches to valuation.

We determined that the Net Asset Value Method provided the best estimate of the fair market value at March 31, 2003.

It is our opinion that a reasonable estimate of the fair market value of Vineyard Oil and Gas Company's 45% number interest of Northern Pipeline, LLC is **$174,000.**

Exhibit 33
Northern Pipeline Company, LLC
Marketability Discount – Summary of Restricted Stock Studies

Study	Years Covered in Study	Average Discount %
SEC Overall Average[a]	1966-1969	25.8
SEC Nonreporting OTC Companies[a]	1966-1969	32.6
Gelman[b]	1968-1970	33.0
Trout[c]	1968-1972	33.5[i]
Moroney[d]	[h]	35.6
Maher[e]	1969-1973	35.4
Standard Research Consultants[f]	1978-1982	45.0[i]
Willamette Management Associates[g]	1981-1984	31.2[i]
Silber Study[j]	1981-1989	34.0
FMV Study[k]	1978-April 1992	23.0
Johnson[l]	1991-1995	20.0
MPI[m]	1980-1996	27.0

Notes:

a From "Discounts Involved in Purchases of Common Stock (1966-1969)," *Institutional Investor Study Report of the Securities and Exchange Commission*. H.R. Doc. No. 64, Part 5, 92d Cong., 1st Sess. 1971, pp. 2444-2456.

b From Milton Gelman, "An Economist-Financial Analyst's Approach to Valuing Stock of a Closely Held Company," *Journal of Taxation*, June 1972, pp. 353-354.

c From Robert R. Trout, "Estimation of the Discount Associated with the Transfer of Restricted Securities," *Taxes*, June 1977, pp. 381-385.

d From Robert E. Moroney, "Most Courts Overvalue Closely Held Stocks," *Taxes*, March 1973, pp. 144-154.

e From J. Michael Maher, "Discounts for Lack of Marketability for Closely-Held Business Interests," *Taxes*, September 1976, pp. 562-571.

f From "Revenue Ruling 77-287 Revisited," *SRC Quarterly Reports*, Spring 1983, pp. 1-3.

g From Willamette Management Associates study (unpublished).

h Although the years covered in this study are likely to be 1969-1972, no specific years were given in the published account.

i Median discounts.

j From William L. Silber, "Discounts on Restricted Stock: The Impact of Illiquidity on Stock Prices," *Financial Analysts Journal*, July-August 1991, pp. 60-64.

Exhibit 1

Vineyard Oil and Gas Company

Historic Balance Sheets

	1	2	3	4	5	6
	FY 1998	FY 1999	FY 2000	FY 2001	FY 2002	Q1 2003
ASSETS						
Current Assets:						
Cash	432,703	507,161	1,669,304	282,026	612,457	1,528,714
Trade accounts receivable	3,072,141	3,387,171	7,154,477	5,697,291	6,144,466	8,818,187
(Allowance for doubtful accounts)	(73,700)	(90,100)	(287,255)	(438,629)	(348,607)	(348,607)
Inventories	172,461	97,500	67,107	49,569	51,825	54,742
Prepaid expenses	29,769	32,204	458,094	78,442	134,711	191,599
Total Current Assets	3,633,374	3,933,936	9,061,727	5,668,699	6,594,852	10,244,635
Fixed Assets:						
Land and land improvements	193,680	193,680	193,680	193,680	193,680	193,680
Building and improvements	257,008	257,008	257,008	260,087	267,618	267,658
Oil and gas properties and transmission equipment	6,700,228	6,804,544	5,471,491	5,482,134	5,482,134	5,482,134
Drilling and other equipment	1,187,592	1,231,658	1,205,870	1,237,423	1,239,353	1,239,353
Capital lease	0	0	75,000	75,000	75,000	75,000
(Accumulated depreciation)	(7,913,763)	(8,000,460)	(6,709,528)	(6,783,844)	(6,852,887)	(6,869,631)
Net Fixed Assets	424,745	486,430	493,521	464,480	404,898	388,194
Other Noncurrent Assets:						
Cash restricted for well plugging	445,239	360,006	244,419	249,929	252,195	252,592
Investments	185,617	158,226	173,786	94,743	85,245	104,576
Long-term trade receivables	0	0	0	200,000	150,000	150,000
Total Other Noncurrent Assets	630,856	518,232	418,205	544,672	487,440	507,168
Total Assets	4,688,975	4,938,598	9,973,453	6,677,851	7,487,190	11,139,997
LIABILITIES & STOCKHOLDERS' EQUITY						
Current Liabilities:						
Trade accounts payable	2,538,160	2,729,620	8,116,383	4,546,701	5,043,120	9,315,496
Other accounts payable	142,836	279,059	14,590	188,007	610,190	363,876
Accrued expenses	45,137	20,822	91,656	69,472	41,090	31,027
Current portion of capital lease	0	0	9,087	9,754	10,470	10,657
Total Current Liabilities	2,726,133	3,029,501	8,231,716	4,813,934	5,704,870	9,721,056
Other Long-Term Liabilities:						
Deffered revenue from partnership	353,582	372,277	387,829	393,563	394,322	394,643
Obligations under capital lease	0	0	60,203	50,449	39,979	37,244
Total Other Long-Term Liabilities	353,582	372,277	448,032	444,012	434,301	431,887
Total Liabilities	3,079,715	3,401,778	8,679,748	5,257,946	6,139,171	10,152,943
Stockholders' Equity:						
Common stock	256,278	256,278	256,278	263,778	266,278	266,278
Additional paid-in capital	4,935,430	4,935,430	4,975,430	4,967,930	4,965,430	4,965,430
Retained earnings	(3,357,528)	(3,429,968)	(3,713,083)	(3,586,883)	(3,658,769)	(4,019,734)
Treasury stock	(224,920)	(224,920)	(224,920)	(224,920)	(224,920)	(224,920)
Total Stockholders' Equity	1,609,260	1,536,820	1,293,705	1,419,905	1,348,019	987,054
Total Liabilities & Stockholders' Equity	4,688,975	4,938,598	9,973,453	6,677,851	7,487,190	11,139,997

Exhibit 2

Vineyard Oil and Gas Company
Historic Income Statements

	1	2	3	4	5	6
	FY 1998	FY 1999	FY 2000	FY 2001	FY 2002	Q1 2003
Sales Revenue:						
Gas Marketing	11,641,216	12,964,654	20,142,497	33,954,540	23,496,035	13,536,689
Production and well services	579,717	568,771	643,409	718,172	515,054	142,842
Equipment rental and service income	245,608	141,005	361,285	519,713	431,468	57,567
Total Sales Revenue	12,666,541	13,674,430	21,147,191	35,192,425	24,442,557	13,737,098
Cost of Goods Sold:						
Depreciation expense	73,094	69,861	107,384	54,019	54,444	13,412
Gas marketing	11,497,063	12,688,707	20,056,256	33,405,180	23,096,894	13,824,083
Well services	0	0	0	0	0	0
Production and well services	555,150	565,768	269,504	268,859	225,447	80,116
Equipment expenses	49,393	9,021	401,967	544,519	449,989	56,970
Total Cost of Goods Sold	12,174,700	13,333,357	20,835,111	34,272,577	23,826,774	13,974,581
Gross Profit	491,841	341,073	312,080	919,848	615,783	(237,483)
General & Administrative Expenses:						
Depreciation expense	11,482	16,836	18,613	19,654	14,599	3,334
Interest expense	469	0	3,436	7,005	7,095	1,108
General and administrative	456,952	539,134	796,827	939,007	803,231	169,022
Total General & Administrative Expenses	468,903	555,970	818,876	965,666	824,925	173,464
Income From Operations	22,938	(214,897)	(506,796)	(45,818)	(209,142)	(410,947)
Other Revenues and Expenses:						
Equity in earnings of jointly owned company	31,607	61,134	65,270	80,284	28,261	32,165
Other income	132,023	81,323	158,411	91,734	108,994	18,142
Total Other Revenues and Expenses	163,630	142,457	223,681	172,018	137,255	50,307
Income Before Taxes	186,568	(72,440)	(283,115)	126,200	(71,887)	(360,640)
Income Taxes:						
Federal income tax	0	0	0	0	0	325
Total Income Taxes	0	0	0	0	0	325
Net Income	186,568	(72,440)	(283,115)	126,200	(71,887)	(360,965)

Exhibit 3
Vineyard Oil & Gas Company
Normalization Adjustments
For the Years 1998 through 2002 and the 3-Month Period Ended March 31, 2003

	1998	1999	2000	2001	2002	3 Months Ended March 31, 2003
Historical Net Income	$ 186,568	$ (72,440)	$ (283,115)	$ 126,200	$ (71,887)	$ (360,965)
Legal and ccounting fees related to filing restatement with SEC	0	0	0	0	100,000	0
Normalized pretax income	186,568	(72,440)	(283,115)	126,200	28,113	(360,965)
Provision for income tax *	0	0	0	0	0	0
Normalized Net income	**$ 186,568**	**$ (72,440)**	**$ (283,115)**	**$ 126,200**	**$ 28,113**	**$ (360,965)**

* There is no required provision for federal and state income taxes because of the availability of net operating loss carryforwards. Additionally, there are no prior year federal and state income taxes to be refunded as a result of the net operating losses incurred during the period.

Exhibit 4

Vineyard Oil and Gas Company
Normalized Income Statements

	1	2	3	4	5	6
	FY 1998	FY 1999	FY 2000	FY 2001	FY 2002	Q1 2003
Sales Revenue:						
Gas Marketing	11,841,216	12,964,654	20,142,497	33,954,540	23,496,035	13,536,689
Well Services	0	0	0	0	0	0
Production and well services	579,717	568,771	643,409	718,172	515,054	142,842
Equipment rental and service income	245,608	141,005	361,285	519,713	431,468	57,567
Total Sales Revenue	12,666,541	13,674,430	21,147,191	35,192,425	24,442,557	13,737,098
Cost of Goods Sold:						
Depreciation expense	73,094	69,861	107,364	54,019	54,444	13,412
Gas marketing	11,497,063	12,688,707	20,056,256	33,405,180	23,096,894	13,824,083
Well services	0	0	0	0	0	0
Production and well services	555,150	565,768	269,504	268,859	225,447	80,116
Equipment expenses	49,393	9,021	401,967	544,519	449,989	56,970
Total Cost of Goods Sold	12,174,700	13,333,357	20,835,111	34,272,577	23,826,774	13,974,581
Gross Profit	491,841	341,073	312,080	919,848	615,783	(237,483)
General & Administrative Expenses:						
Depreciation expense	11,482	16,836	18,613	19,654	14,599	3,334
Interest expense	469	0	3,436	7,005	7,095	1,108
General and administrative	456,952	539,134	796,827	939,007	703,231	169,022
Total General & Administrative Expenses	468,903	555,970	818,876	965,666	724,925	173,464
Income From Operations	22,938	(214,897)	(506,796)	(45,818)	(109,142)	(410,947)
Other Revenues and Expenses:						
Equity in earnings of jointly owned company	31,607	61,134	65,270	80,284	28,261	32,165
Other income	132,023	81,323	158,411	91,734	108,994	18,142
Total Other Revenues and Expenses	163,630	142,457	223,681	172,018	137,255	50,307
Income Before Taxes	186,568	(72,440)	(283,115)	126,200	28,113	(360,640)
Income Taxes:						
Federal income tax	0	0	0	0	0	325
Total Income Taxes	0	0	0	0	0	325
Net Income	186,568	(72,440)	(283,115)	126,200	28,113	(360,965)

Exhibit 5

Vineyard Oil and Gas Company
Unadjusted Detailed
Common-Size Balance Sheets

	1	2	3	4	5	6
	FY 1998	FY 1999	FY 2000	FY 2001	FY 2002	Q1 2003
ASSETS						
Current Assets:						
Cash	9.23%	10.27%	16.74%	4.22%	8.18%	13.72%
Trade accounts receivable	65.52%	68.59%	71.74%	85.32%	82.07%	79.16%
(Allowance for doubtful accounts)	-1.57%	-1.82%	-2.88%	-6.57%	-4.66%	-3.13%
Inventories	3.68%	1.97%	0.67%	0.74%	0.69%	0.49%
Prepaid expenses	0.63%	0.65%	4.59%	1.17%	1.80%	1.72%
Total Current Assets	77.49%	79.66%	90.86%	84.89%	88.08%	91.96%
Fixed Assets:						
Land and land improvements	4.13%	3.92%	1.94%	2.90%	2.59%	1.74%
Building and improvements	5.48%	5.20%	2.58%	3.89%	3.57%	2.40%
Oil and gas properties and transmission equipment	142.89%	137.78%	54.86%	82.09%	73.22%	49.21%
Drilling and other equipment	25.33%	24.94%	12.09%	18.53%	16.55%	11.13%
Capital lease	0.00%	0.00%	0.75%	1.12%	1.00%	0.67%
(Accumulated depreciation)	-168.77%	-162.00%	-67.27%	-101.59%	-91.53%	-61.67%
Net Fixed Assets	9.06%	9.85%	4.95%	6.96%	5.41%	3.48%
Other Noncurrent Assets:						
Cash restricted for well plugging	9.50%	7.29%	2.45%	3.74%	3.37%	2.27%
Investments	3.96%	3.20%	1.74%	1.42%	1.14%	0.94%
Long-term trade receivables	0.00%	0.00%	0.00%	2.99%	2.00%	1.35%
Total Other Noncurrent Assets	13.45%	10.49%	4.19%	8.16%	6.51%	4.55%
Total Assets	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
LIABILITIES & STOCKHOLDERS' EQUITY						
Current Liabilities:						
Trade accounts payable	54.13%	55.27%	81.38%	68.09%	67.36%	83.62%
Other accounts payable	3.05%	5.65%	0.15%	2.82%	8.15%	3.27%
Accrued expenses	0.96%	0.42%	0.92%	1.04%	0.55%	0.28%
Current portion of capital lease	0.00%	0.00%	0.09%	0.15%	0.14%	0.10%
Total Current Liabilities	58.14%	61.34%	82.54%	72.09%	76.20%	87.26%
Other Long-Term Liabilities:						
Deffered revenue from partnership	7.54%	7.54%	3.89%	5.89%	5.27%	3.54%
Obligations under capital lease	0.00%	0.00%	0.60%	0.76%	0.53%	0.33%
Total Other Long-Term Liabilities	7.54%	7.54%	4.49%	6.65%	5.80%	3.88%
Total Liabilities	65.68%	68.88%	87.03%	78.74%	82.00%	91.14%
Stockholders' Equity:						
Common stock	5.47%	5.19%	2.57%	3.95%	3.56%	2.39%
Additional paid-in capital (common)	105.26%	99.94%	49.89%	74.39%	66.32%	44.57%
Retained earnings	-71.60%	-69.45%	-37.23%	-53.71%	-48.87%	-36.08%
(Treasury stock - common)	-4.80%	-4.55%	-2.26%	-3.37%	-3.00%	-2.02%
Total Stockholders' Equity	34.32%	31.12%	12.97%	21.26%	18.00%	8.86%
Total Liabilities & Stockholders' Equity	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Exhibit 6

Vineyard Oil and Gas Company
Normalized Detailed
Common-Size Income Statements

	1	2	3	4	5	6
	FY 1998	FY 1999	FY 2000	FY 2001	FY 2002	Q1'2003
Total gross sales	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Total Sales Revenue	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Cost of Goods Sold:						
Depreciation expense	0.58%	0.51%	0.51%	0.15%	0.22%	0.10%
Gas marketing	90.77%	92.79%	94.84%	94.92%	94.49%	100.63%
Well services	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Production and well services	4.38%	4.14%	1.27%	0.76%	0.92%	0.58%
Equipment expenses	0.39%	0.07%	1.90%	1.55%	1.84%	0.41%
Total Cost of Goods Sold	96.12%	97.51%	98.52%	97.39%	97.48%	101.73%
Gross Profit	3.88%	2.49%	1.48%	2.61%	2.52%	-1.73%
General & Administrative Expenses:						
Depreciation expense	0.09%	0.12%	0.09%	0.06%	0.06%	0.02%
Interest expense	0.00%	0.00%	0.02%	0.02%	0.03%	0.01%
General and administrative	3.61%	3.94%	3.77%	2.67%	2.88%	1.23%
Total General & Administrative Expenses	3.70%	4.07%	3.87%	2.74%	2.97%	1.26%
Income From Operations	0.18%	-1.57%	-2.40%	-0.13%	-0.45%	-2.99%
Other Revenues and Expenses:						
Equity in earnings of jointly owned company	0.25%	0.45%	0.31%	0.23%	0.12%	0.23%
Other income	1.04%	0.59%	0.75%	0.26%	0.45%	0.13%
Total Other Revenues and Expenses	1.29%	1.04%	1.06%	0.49%	0.56%	0.37%
Income Before Taxes	1.47%	-0.53%	-1.34%	0.36%	0.12%	-2.63%
Income Taxes:						
Federal income tax	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total Income Taxes	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Net Income	1.47%	-0.53%	-1.34%	0.36%	0.12%	-2.63%

Exhibit 7
Vineyard Oil and Gas Company
Normalized Business Ratios

	1	2	3	4	5	6
	FY 1998	FY 1999	FY 2000	FY 2001	FY 2002	Q1 2003
Liquidity Ratios:						
Current	1.33	1.30	1.10	1.18	1.16	1.05
Quick	1.26	1.26	1.04	1.15	1.12	1.03
Accounts receivable turnover	4.22	4.15	3.08	6.69	4.22	1.62
Days' receivable	85.22	86.80	116.90	53.79	85.36	221.96
Inventory turnover	70.59	136.75	310.48	691.41	459.75	255.28
Days' inventory	5.10	2.63	1.16	0.52	0.78	1.41
Accounts payable turnover	4.80	4.88	2.57	7.54	4.72	1.50
Days' payable	75.05	73.70	140.24	47.76	76.20	239.98
Working capital turnover	13.96	15.12	25.48	41.17	27.46	26.24
Inventory as a % of Total current assets	4.75%	2.46%	0.74%	0.87%	0.79%	0.53%
Total current assets as a % of Total assets	77.49%	79.66%	90.86%	84.69%	88.08%	91.96%
Coverage Ratios:						
Times interest earned	0.00	0.00	0.00	0.00	0.00	0.00
Current portion of long-term debt coverage	0.00	0.00	0.00	0.00	0.00	0.00
Principal & Interest coverage	0.00	0.00	0.00	0.00	0.00	0.00
Preferred dividend coverage	0.00	0.00	0.00	0.00	0.00	0.00
Leverage/Capitalization Ratios:						
Fixed assets to Tangible net worth	0.26	0.32	0.38	0.33	0.30	0.39
Total debt to Tangible net worth	1.91	2.21	6.71	3.70	4.55	10.29
Short-term debt to Total debt	88.52%	89.06%	94.84%	91.56%	92.93%	95.75%
Short-term debt to Net worth	169.40%	197.13%	636.29%	339.03%	423.20%	984.86%
Total debt to Total assets	65.68%	68.88%	87.03%	78.74%	82.00%	91.14%
Operating Ratios:						
Percent return on Tangible net worth	11.59%	-4.71%	-21.88%	8.89%	2.09%	-36.54%
Percent return on Total assets	3.98%	-1.47%	-2.84%	1.89%	0.38%	-3.24%
Net sales to Net fixed assets	29.82	28.11	42.85	75.77	60.37	35.39
Net sales to Total assets	2.70	2.77	2.12	5.27	3.26	1.23
Percent Depr., Amort. to Net sales	0.67%	0.63%	0.60%	0.21%	0.28%	0.12%
Percent Officer salaries to Net sales	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total sales to Net worth	7.87	8.90	16.35	24.79	18.13	13.92

Exhibit 8
Vineyard Oil & Gas Company
Normalized Business vs. Industry Ratios
December 31, 2002

	Business	Industry
Liquidity Ratios:		
Current ratio	1.16	0.9
Quick ratio	1.12	0.5
Accounts receivable turnover	4.22	12.4
Inventory turnover	459.75	n/a
Accounts payable turnover	4.72	n/a
Working capital turnover	27.46	12.4
Coverage Ratios:		
Times interest earned	n/a	3.1
Current portion of long-term debt coverage ratio	n/a	3.7
Leverage/Capitalization Ratios:		
Fixed assets to Tangible net worth	0.30	2.0
Total debt to Tangible net worth	4.55	3.0
Operating Ratios:		
Percent return on Tangible net worth	2.09%	21.1%
Percent return on Total assets	0.38%	5.2%
Net sales to Net fixed assets	60.37	2.4
Net sales to Total assets	3.26	1.5

Exhibit 9

Vineyard Oil and Gas Company
Normalized Business & Industry Ratios
History

	Average	Overall Trend	1 FY 1997	2 FY 1998	3 FY 1999	4 FY 2000	5 FY 2001
Liquidity Ratios:							
Current ratio - Business	1.2	-0.1		1.3	1.3	1.1	1.2
Industry	1.0	0.0	1.0	1.1	1.1	0.9	1.1
Difference from industry	0.2	-0.1		0.2	0.2	0.2	0.1
Quick ratio - Business	1.2	-0.1		1.3	1.3	1.0	1.2
Industry	0.6	0.1	0.5	0.6	0.6	0.6	0.8
Difference from industry	0.6	-0.1		0.7	0.7	0.4	0.4
Accounts receivable turnover - Business	4.5	0.6		4.2	4.1	3.1	6.7
Industry	11.3	0.2	9.8	11.1	14.3	9.7	11.5
Difference from industry	-6.7	0.4		-6.9	-10.1	-6.6	-4.8
Inventory turnover - Business	302.3	203.6		70.6	136.8	310.5	691.4
Industry	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Difference from industry	302.3	203.6		70.6	136.8	310.5	691.4
Accounts payable turnover - Business	4.9	0.6		4.8	4.9	2.6	7.5
Industry	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Difference from industry	4.9	0.6		4.8	4.9	2.6	7.5
Working capital turnover - Business	23.9	9.2		14.0	15.1	25.5	41.2
Industry	-151.7	208.1	-999.6	80.9	121.1	-83.0	122.5
Difference from industry	175.6	-198.9		-66.9	-106.0	108.5	-81.4
Coverage Ratios:							
Times interest earned - Business	0.0	0.0		0.0	0.0	0.0	0.0
Industry	3.1	-0.2	3.7	3.2	2.8	3.0	2.7
Difference from industry	-3.1	0.2		-3.2	-2.8	-3.0	-2.7
Current portion of L.T. debt coverage - Business	0.0	0.0		0.0	0.0	0.0	0.0
Industry	5.1	0.1	5.3	4.7	4.9	4.4	6.1
Difference from industry	-5.1	-0.1		-4.7	-4.9	-4.4	-6.1
Leverage/Capitalization Ratios:							
Fixed assets to Net worth - Business	0.3	0.0		0.3	0.3	0.4	0.3
Industry	1.9	0.0	1.9	1.7	1.8	2.1	1.8
Difference from industry	-1.5	0.0		-1.4	-1.5	-1.7	-1.5
Total debt to Net worth - Business	3.6	1.0		1.9	2.2	6.7	3.7
Industry	2.1	0.0	2.1	2.1	1.9	2.3	2.2
Difference from industry	1.5	1.0		-0.2	0.4	4.4	1.5
Operating Ratios:							
Percent return on Net worth - Business	-1.5%	-2.5%		11.6%	-4.7%	-21.9%	8.9%
Industry	16.3%	-1.3%	20.7%	15.6%	15.3%	18.1%	14.0%
Difference from industry	-17.9%	-1.2%		-4.0%	-20.1%	-38.0%	-5.1%
Percent return on Total assets - Business	0.4%	-0.8%		4.0%	-1.5%	-2.8%	1.9%
Industry	5.7%	-0.6%	7.7%	5.4%	5.1%	5.4%	4.8%
Difference from industry	-5.3%	-0.2%		-1.4%	-6.6%	-8.2%	-2.9%
Net sales to Net fixed assets - Business	44.1	15.3		29.8	28.1	42.8	75.8
Industry	1.7	0.1	1.7	1.7	1.4	1.6	2.0
Difference from industry	42.4	15.2		28.1	26.7	41.3	73.7
Net sales to Total assets - Business	3.2	0.7		2.7	2.8	2.1	5.3
Industry	1.0	0.0	1.1	1.0	0.9	0.9	1.0
Difference from industry	2.2	0.7		1.7	1.8	1.2	4.2
Percent Depr., Amort. to Net sales - Business	0.5%	-0.1%		0.7%	0.6%	0.6%	0.2%
Industry	4.9%	0.4%	4.3%	4.2%	4.9%	5.8%	5.3%
Difference from industry	-4.4%	-0.5%		-3.5%	-4.3%	-5.2%	-5.1%
Percent Officer salaries to Net sales - Business	0.0%	0.0%		0.0%	0.0%	0.0%	0.0%
Industry	0.5%	0.5%	0.0%	0.0%	0.0%	0.0%	2.6%

Exhibit 10
Vineyard Oil & Gas Company
Normalized Business vs. Industry
Common-Size Statements, as of December 31, 2002

	Business	Industry
Income Data (Based on 2002):		
Net sales	100.00%	100.0%
Gross profit	2.52%	n/a
Operating expenses	100.45%	93.1%
Operating profit	-0.45%	6.9%
All other income (expense)	0.57%	-1.8%
Profit Before Tax	0.12%	5.10%
Assets:		
Cash & equivalents	8.18%	4.4%
Trade receivables (net)	77.41%	23.7%
Inventory	0.69%	8.3%
All other current	1.80%	5.1%
Total Current Assets	88.08%	41.5%
Fixed assets (net)	5.41%	42.5%
Intangibles (net)	0.00%	6.9%
All other noncurrent	6.51%	9.0%
Total Noncurrent Assets	11.92%	58.5%
Total Assets	100.00%	100.0%
Liabilities:		
Notes payable short-term	0.00%	12.3%
Current maturities of long-term debt	0.00%	4.0%
Trade payables	67.36%	14.5%
Income taxes payable	0.00%	0.4%
All other current liabilities	8.84%	14.7%
Total Current Liabilities	76.20%	45.9%
Long-term debt	0.00%	20.9%
Deferred taxes	0.00%	3.5%
All other noncurrent liabilities	5.80%	3.2%
Net worth	18.00%	26.6%
Total Liabilities and Net Worth	100.00%	100.0%

Exhibit 11

Vineyard Oil and Gas Company
Normalized Business & Industry
Common-Size Statements, History

				3		4		5	
	Industry	Business	Industry	Business	Industry	Business	Industry	Business	Industry
	FY 1997	FY 1998	FY 1998	FY 1999	FY 1999	FY 2000	FY 2000	FY 2001	FY 2001
Income Data:									
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	100.0%	3.9%	100.0%	2.5%	100.0%	1.5%	100.0%	2.6%	100.0%
Operating expenses	88.7%	3.7%	91.4%	4.1%	93.0%	3.9%	90.0%	2.7%	92.4%
Operating profit	11.3%	0.2%	8.6%	-1.6%	7.0%	-2.4%	10.0%	-0.1%	7.6%
All other expenses (net)	3.2%	-1.3%	2.0%	-1.0%	1.9%	-1.1%	1.6%	-0.5%	1.6%
Profit Before Tax	8.1%	1.5%	6.6%	-0.5%	5.1%	-1.3%	8.5%	0.4%	6.0%
Assets:									
Cash & equivalents	4.5%	9.2%	7.4%	10.3%	8.5%	16.7%	7.0%	4.2%	7.9%
Trade receivables (net)	16.7%	63.9%	17.0%	66.8%	14.8%	68.9%	19.5%	78.7%	18.2%
Inventory	6.8%	3.7%	5.0%	2.0%	5.9%	0.7%	5.9%	0.7%	7.2%
All other current	3.7%	0.6%	5.5%	0.7%	2.8%	4.6%	4.1%	1.2%	2.6%
Total Current Assets	31.7%	77.5%	34.9%	79.7%	32.0%	90.9%	36.6%	84.9%	35.9%
Fixed assets (net)	54.6%	9.1%	53.6%	9.8%	56.3%	4.9%	54.9%	7.0%	48.7%
Intangibles (net)	2.7%	0.0%	1.8%	0.0%	1.8%	0.0%	2.0%	0.0%	6.2%
All other noncurrent	11.0%	13.5%	9.4%	10.5%	10.0%	4.2%	6.5%	8.2%	9.1%
Total Noncurrent Assets	68.3%	22.5%	65.0%	20.3%	68.0%	9.1%	63.4%	15.1%	64.1%
Total Assets	100.0%	100.0%	99.9%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Liabilities:									
Notes payable short-term	4.5%	0.0%	4.2%	0.0%	4.7%	0.0%	7.5%	0.0%	7.2%
Current maturity of long-term Debt	2.6%	0.0%	2.2%	0.0%	5.0%	0.0%	3.7%	0.0%	2.9%
Trade payables	15.7%	54.1%	17.0%	55.3%	12.3%	81.4%	13.4%	68.1%	16.2%
Income taxes payable	0.3%	0.0%	0.5%	0.0%	0.2%	0.0%	0.4%	0.0%	0.3%
All other current liabilities	10.1%	4.0%	8.0%	6.1%	10.9%	1.2%	9.4%	4.0%	7.4%
Total Current Liabilities	33.2%	58.1%	31.9%	61.3%	33.1%	82.6%	34.3%	72.1%	34.0%
Long-term debt	25.2%	0.0%	24.5%	0.0%	24.6%	0.0%	24.4%	0.0%	22.3%
Deferred taxes	4.6%	0.0%	4.6%	0.0%	4.9%	0.0%	3.5%	0.0%	2.6%
All other noncurrent liabilities	2.8%	7.5%	3.5%	7.5%	3.2%	4.5%	3.0%	6.6%	4.9%
Net worth	34.1%	34.3%	35.5%	31.1%	34.2%	13.0%	34.7%	21.3%	36.8%
Total Liabilities & Net Worth	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Exhibit 12
Vineyard Oil & Gas Company
Calculation of Average Normalized Net Earnings
March 31, 2003

Average Net Earnings:

	Year	Normalized Net Income		Weighting Assigned	Weighted Normalized Net Income
	1998	$ 186,568		1	$ 186,568
	1999	(72,440)		2	(144,880)
	2000	(283,115)		3	(849,345)
	2001	126,200		4	504,800
	2002	28,113		5	140,565
	2003	(360,965)	*	1.5	(541,448)
Total		$ (375,639)		16.5	(703,740)
Divided by number of years		5.25			
Average Normalized Net Earnings		**$ (71,550)**			
Divided by sum of weighting factors					16.5
Weighted Average Normalized Net Earnings					**$ (42,651)**

* The weighting assigned to the quarter ending March 31, 2003 was calculated as follows:

Weighting of 6 multiplied by 0.25 years = 1.5

Exhibit 13
Vineyard Oil & Gas Company
Drilling Program 1980-3
Net Tangible Assets
December 31, 2002

Balance Sheet	**Book Value**	**Fair Market Value**
Cash	$ -	$ -
Accounts Receivable- VOG (Parent)	43	43
Accounts Receivable - Plugging Escrow	2,577	-
Well Costs	252,157	
Less: Accumulated Amortization Well Costs	(252,157)	
Well Costs, net of amortization	-	12,174
Syndication Costs	27,240	-
Organization Costs, net of amortization	-	-
Total Assets	$ 29,860	$ 12,217
Accounts Payable - General Partner	$ 10,019	$ 10,019
Deferred Revenue	60	-
Total Liabilities	10,079	10,019
Net Tangible Assets	$ 19,781	**$ 2,198**

Exhibit 14
Vineyard Oil & Gas Company
Drilling Program 1982-3
Net Tangible Assets
December 31, 2002

Balance Sheet	**Book Value**	**Fair Market Value**
Cash	$ 668	$ 668
Accounts Receivable- VOG (Parent)	548	548
Accounts Receivable - Plugging Escrow	34,134	-
Well Costs	1,010,043	
Less: Accumulated Amortization Well Costs	(1,004,275)	
Well Costs, net of amortization	5,768	18,261
Syndication Costs	91,650	-
Organization Costs, net of amortization	-	
Other assets, net of amortization	4,929	-
Total Assets	$ 137,698	$ 19,477
Accounts Payable - General Partner	$ 25,839	$ 25,839
Total Liabilities	25,839	25,839
Net Tangible Assets	$ 111,858	**$ (6,362)**

Exhibit 15
Vineyard Oil & Gas Company
Drilling Program 1982-4C
Net Tangible Assets
December 31, 2002

Balance Sheet	**Book Value**	**Fair Market Value**
Cash	$ -	$ -
Accounts Receivable- VOG (Parent)	127	127
Accounts Receivable - Limited Partnerships	4,794	4,794
Accounts Receivable - Plugging Escrow	12,400	-
Accounts Receivable - VOG Inc.	1,954	1,954
Well Costs	93,898	
Less: Accumulated Amortization Well Costs	(90,666)	
Well Costs, net of amortization	3,232	6,087
Syndication Costs	29,925	-
Organization Costs, net of amortization	-	-
Total Assets	$ 52,432	$ 12,962
Deferred Revenue	$ 158	$ -
Total Liabilities	158	-
Net Tangible Assets	$ 52,274	**$ 12,962**

Exhibit 16
Vineyard Oil & Gas Company
Drilling Program 1984-3
Net Tangible Assets
December 31, 2002

Balance Sheet	**Book Value**	**Fair Market Value**
Cash	$ 6,388	$ 6,388
Accounts Receivable- VOG (Parent)	467	467
Accounts Receivable - Plugging Escrow	56,000	-
Well Costs	371,278	
Less: Accumulated Amortization Well Costs	(353,626)	
Well Costs, net of amortization	17,652	36,522
Syndication Costs	137,050	-
Organization Costs, net of amortization	107	-
Other assets	8,623	-
Total Assets	$ 226,288	$ 43,377
Accounts Payable - General Partner	$ 2,575	$ 2,575
Total Liabilities	2,575	2,575
Net Tangible Assets	$ 223,712	**$ 40,802**

Exhibit 17
Vineyard Oil and Gas Company
Summary of Investment in Limited Partnerships
March 31, 2003

	Net Tangible Assets	Capital Ownership Percentage	Estimated FMV	
Drilling Program 1980-3	$ 2,198	13.057%	$ 287	
Drilling Program 1982-3	(6,362)	64.160%	-	
Drilling Program 1982-4C	12,962	56.605%	7,337	
Drilling Program 1984-3	40,802	54.874%	22,389	
Total Estimated Value of Limited Partnerships			$ 30,013	
Discount for Estimated Liquidation Costs			(4,000)	
Estimated Fair Market Value of Limited Partnerships			26,013	
Estimated Fair Market Value of Limited Partnerships			$ 26,000	(rounded)

Exhibit 18
Vineyard Oil & Gas Company
Adjusted Net Assets
March 31, 2003

Balance Sheet	**Book Value**	**Fair Market Value**
Cash and cash equivalents	$ 1,528,714	$ 1,528,714
Accounts receivable	8,818,187	8,548,187
Allowance for doubtful accounts	(348,607)	(404,969)
Inventories	54,742	54,742
Prepaid expenses	191,599	191,599
Total Current Assets	10,244,635	9,918,273
Land, buildings and improvements, net of accumulated depreciation	217,754	425,000
Oil and gas wells, less accumulated amortization	102,938	626,961
Vehicles, net of accumulated depreciation	46,111	46,111
Office equipment, net of accumulated depreciation	7,906	7,906
Other equipment, net of accumulated depreciation	7,569	7,569
Total Fixed Assets	382,278	1,113,547
Long term trade receivable	150,000	150,000
Cash restricted for well plugging	252,592	252,592
Investments in Limited Partnerships	5,916	26,000
Investment in Northern Pipeline Company, LLC	104,576	174,000
Total Other Assets	513,084	602,592
Total Assets	$ 11,139,997	$ 11,634,412
Trade accounts payable	$ 9,315,496	$ 9,120,496
Production distribution payable	363,876	363,876
Accrued expenses	31,027	31,027
Current portion of long-term debt	10,657	10,657
Total current liabilities	9,721,056	9,721,056
Long-term liabilities		
Obligations under capital leases	37,244	37,244
Deferred Revenue	394,643	-
Total long-term liabilities	431,887	37,244
Total Liabilities	$ 10,152,943	$ 9,758,300
Adjusted Net Assets	$ 987,054	**$ 1,876,112**

Exhibit 19

Northern Pipeline Company, LLC
Historic Balance Sheets

	1	2	3	4	5	6
	FY 1998	FY 1999	FY 2000	FY 2001	FY 2002	Q1 2003
ASSETS						
Current Assets:						
Cash	32,927	(866)	5,254	151	44,840	53,200
Trade accounts receivable	39,683	53,549	101,436	54,920	132,390	166,476
Prepaid expenses	6,125	6,125	6,995	0	3,036	2,614
Total Current Assets	78,735	58,808	113,685	55,071	180,266	222,290
Fixed Assets:						
Land and buildings	713,447	746,617	786,115	786,115	786,115	865,046
(Accumulated depreciation)	(118,926)	(190,797)	(266,505)	(345,115)	(418,671)	(443,380)
Net Fixed Assets	594,521	555,820	519,610	441,000	367,444	421,666
Intangible Assets:						
Intangibles	6,182	6,182	6,182	6,182	6,182	6,182
(Accumulated amortization)	(3,091)	(4,327)	(5,564)	(6,182)	(6,182)	(6,182)
Net Intangible Assets	3,091	1,855	618	0	0	0
Total Assets	676,347	616,483	633,913	496,071	547,710	643,956
LIABILITIES & PARTNERS' CAPITAL						
Current Liabilities:						
Trade accounts payable	89,278	75,808	70,554	54,828	112,916	168,859
Other current liabilities	3,733	3,733	3,733	3,733	3,733	3,733
Total Current Liabilities	93,011	79,541	74,287	58,561	116,649	172,592
Total Liabilities	93,011	79,541	74,287	58,561	116,649	172,592
Partners' Capital:						
Partners' Capital	583,336	536,942	559,626	437,510	431,061	471,364
Contributions to Capital	0	0	0	0	0	0
Total Partners' Capital	583,336	536,942	559,626	437,510	431,061	471,364
Total Liabilities & Partners' Capital	676,347	616,483	633,913	496,071	547,710	643,956

Exhibit 20

Northern Pipeline Company, LLC

Historic Income Statements

	1	2	3	4	5	6
	FY 1998	FY 1999	FY 2000	FY 2001	FY 2002	Q1 2003
Sales Revenue:						
Sales	238,852	206,843	294,650	350,826	344,586	73,353
Total Sales Revenue	238,852	206,843	294,650	350,826	344,586	73,353
Selling Expenses:						
Repairs and maintenance	8,459	147	0	0	0	0
PA capital stock tax	3,708	4,828	3,765	6,352	2,454	0
Depreciation	67,665	72,374	75,708	78,613	73,555	19,653
Bank Charges	0	28	0	0	0	0
Management fees	9,600	9,600	9,600	9,600	9,600	2,400
Insurance expense	2,182	2,182	2,182	2,182	2,197	591
Pipeline maintenance	69,690	77,248	56,400	73,055	188,495	(20,781)
Legal and professional expense	6,043	2,019	715	1,604	128	0
Amortization	1,236	1,236	1,236	618	0	0
Interest expense	0	0	0	109	0	0
Miscellaneous expense	33	0	0	284	27	13
Commissions and fees expense	0	0	0	0	171	0
maintenance expense	0	0	0	0	100	0
Total Selling Expenses	168,616	169,662	149,606	172,417	276,727	1,876
Income From Operations	70,236	37,181	145,044	178,409	67,859	71,477
Other Revenues and Expenses:						
Add: Gain / (Loss) on sale of fixed assets	0	98,673	0	0	0	0
Total Other Revenues and Expenses	0	98,673	0	0	0	0
Income Before Taxes	70,236	135,854	145,044	178,409	67,859	71,477
Income Taxes:						
Provision for income taxes	0	0	0	0	0	0
Total Income Taxes	0	0	0	0	0	0
Net Income	70,236	135,854	145,044	178,409	67,859	71,477

Exhibit 21
Northern Pipeline Company, LLC
Normalization Adjustments
For the Years 1998 through 2002 and the 3 Month Period Ended March 31, 2003

	1998	1999	2000	2001	2002	Three-Month Period Ended 3/31/03
Historical Net Income	$ 70,236	$ 135,854	$ 145,044	$ 178,409	$ 67,859	$ 71,477
Add (deduct):						
Pipeline maintenance	-	-	-	-	20,781	(20,781)
Amortization	1,236	1,236	1,236	618	-	
Gain/loss on sale of fixed assets	-	(98,673)	-	-	-	-
Normalized pretax income	71,472	38,417	146,280	179,027	88,640	50,696
Provision for income tax at 35%	(25,015)	(13,446)	(51,198)	(62,659)	(31,024)	(17,744)
Normalized Net income	**$ 46,457**	**$ 24,971**	**$ 95,082**	**$ 116,368**	**$ 57,616**	**$ 32,952**

Exhibit 22

Northern Pipeline Company, LLC
Normalized Income Statements

	1	2	3	4	5	6
	FY 1998	FY 1999	FY 2000	FY 2001	FY 2002	Q1 · 2003
Sales Revenue:						
Sales	238,852	206,843	294,650	350,826	344,586	73,353
Total Sales Revenue.	238,852	206,843	294,650	350,826	344,586	73,353
Selling Expenses:						
Repairs and maintenance	8,459	147	0	0	0	0
PA capital stock tax	3,708	4,628	3,765	6,352	2,454	0
Depreciation	67,665	72,374	75,708	78,613	73,555	19,653
Bank Charges	0	28	0	0	0	0
Management fees	9,600	9,600	9,600	9,600	9,600	2,400
Insurance expense	2,182	2,182	2,182	2,182	2,197	591
Pipeline maintenance	69,690	77,248	56,400	73,055	167,714	0
Legal and professional expense	6,043	2,019	715	1,604	128	0
Amortization	0	0	0	0	0	0
Interest expense	0	0	0	109	0	0
Miscellaneous expense	33	0	0	284	27	13
Commissions and fees expense	0	0	0	0	171	0
maintenance expense	0	0	0	0	100	0
Total Selling Expenses	167,380	168,426	148,370	171,799	255,946	22,657
Income From Operations	71,472	38,417	146,280	179,027	88,640	50,696
Other Revenues and Expenses:						
Add: Gain / (Loss) on sale of fixed assets	0	0	0	0	0	0
Total Other Revenues and Expenses	0	0	0	0	0	0
Income Before Taxes	71,472	38,417	146,280	179,027	88,640	50,696
Income Taxes:						
Provision for income taxes	25,015	13,446	51,198	62,659	31,024	17,744
Total Income Taxes	25,015	13,446	51,198	62,659	31,024	17,744
Net Income	46,457	24,971	95,082	116,368	57,616	32,952

Exhibit 23

Northern Pipeline Company, LLC
Normalized Detailed
Common-Size Balance Sheets

	1	2	3	4	5	6
	FY 1998	FY 1999	FY 2000	FY 2001	FY 2002	Q1, 2003
ASSETS						
Current Assets:						
Cash	4.87%	-0.14%	0.83%	0.03%	8.19%	8.26%
Trade accounts receivable	5.87%	8.69%	16.00%	11.07%	24.17%	25.85%
Prepaid expenses	0.91%	0.99%	1.10%	0.00%	0.55%	0.41%
Total Current Assets	11.64%	9.54%	17.93%	11.10%	32.91%	34.52%
Fixed Assets:						
Land and buildings	105.49%	121.11%	124.01%	158.47%	143.53%	134.33%
(Accumulated depreciation)	-17.58%	-30.95%	-42.04%	-69.57%	-76.44%	-68.85%
Net Fixed Assets	87.90%	90.16%	81.97%	88.90%	67.09%	65.48%
Intangible Assets:						
Intangibles	0.91%	1.00%	0.98%	1.25%	1.13%	0.96%
(Accumulated amortization)	-0.46%	-0.70%	-0.88%	-1.25%	-1.13%	-0.96%
Net Intangible Assets	0.46%	0.30%	0.10%	0.00%	0.00%	0.00%
Total Assets	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
LIABILITIES & PARTNERS' CAPITAL						
Current Liabilities:						
Trade accounts payable	13.20%	12.30%	11.13%	11.05%	20.62%	26.22%
Other current liabilities	0.55%	0.61%	0.59%	0.75%	0.68%	0.58%
Total Current Liabilities	13.75%	12.90%	11.72%	11.80%	21.30%	26.80%
Total Liabilities	13.75%	12.90%	11.72%	11.80%	21.30%	26.80%
Partners' Capital:						
Partners' Capital	86.25%	87.10%	88.28%	88.20%	78.70%	73.20%
Contributions to Capital	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total Partners' Capital	86.25%	87.10%	88.28%	88.20%	78.70%	73.20%
Total Liabilities & Partners' Capital	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

Exhibit 24
Northern Pipeline Company, LLC
Normalized Detailed
Common-Size Income Statements

	1	2	3	4	5	6
	FY 1998	FY 1999	FY 2000	FY 2001	FY 2002	Q1 2003
Total gross sales	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Total Sales Revenue	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Selling Expenses:						
Repairs and maintenance	3.54%	0.07%	0.00%	0.00%	0.00%	0.00%
PA capital stock tax	1.55%	2.33%	1.28%	1.81%	0.71%	0.00%
Depreciation	28.33%	34.99%	25.69%	22.41%	21.35%	26.79%
Bank Charges	0.00%	0.01%	0.00%	0.00%	0.00%	0.00%
Management fees	4.02%	4.64%	3.26%	2.74%	2.79%	3.27%
Insurance expense	0.91%	1.05%	0.74%	0.62%	0.64%	0.81%
Pipeline maintenance	29.18%	37.35%	19.14%	20.82%	48.67%	0.00%
Legal and professional expense	2.53%	0.98%	0.24%	0.46%	0.04%	0.00%
Amortization	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Interest expense	0.00%	0.00%	0.00%	0.03%	0.00%	0.00%
Miscellaneous expense	0.01%	0.00%	0.00%	0.08%	0.01%	0.02%
Commissions and fees expense	0.00%	0.00%	0.00%	0.00%	0.05%	0.00%
maintenance expense	0.00%	0.00%	0.00%	0.00%	0.03%	0.00%
Total Selling Expenses	70.08%	81.43%	50.35%	48.97%	74.28%	30.89%
Income From Operations	29.92%	18.57%	49.65%	51.03%	25.72%	69.11%
Other Revenues and Expenses:						
Add: Gain / (Loss) on sale of fixed assets	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total Other Revenues and Expenses	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Income Before Taxes	29.92%	18.57%	49.65%	51.03%	25.72%	69.11%
Income Taxes:						
Provision for income taxes	10.47%	6.50%	17.38%	17.86%	9.00%	24.19%
Total Income Taxes	10.47%	6.50%	17.38%	17.86%	9.00%	24.19%
Net Income	19.45%	12.07%	32.27%	33.17%	16.72%	44.92%

Exhibit 25
Northern Pipeline Company, LLC
Normalized Business Ratios

	1	2	3	4	5	6
	FY 1998	FY 1999	FY 2000	FY 2001	FY 2002	Q1 2003
Liquidity Ratios:						
Current	0.85	0.74	1.53	0.94	1.55	1.29
Quick	0.78	0.66	1.44	0.94	1.52	1.27
Accounts receivable turnover	6.02	3.86	2.90	6.39	2.60	0.44
Days' receivable	59.81	93.20	123.93	56.36	138.31	817.03
Inventory turnover	0.00	0.00	0.00	0.00	0.00	0.00
Days' inventory	0.00	0.00	0.00	0.00	0.00	0.00
Accounts payable turnover	0.00	0.00	0.00	0.00	0.00	0.00
Days' payable	0.00	0.00	0.00	0.00	0.00	0.00
Working capital turnover	-16.73	-9.98	7.48	-100.52	5.42	1.48
Inventory as a % of Total current assets	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total current assets as a % of Total assets	11.64%	9.54%	17.93%	11.10%	32.91%	34.52%
Coverage Ratios:						
Times interest earned	0.00	0.00	0.00	0.00	0.00	0.00
Current portion of long-term debt coverage	0.00	0.00	0.00	0.00	0.00	0.00
Principal & Interest coverage	0.00	0.00	0.00	0.00	0.00	0.00
Preferred dividend coverage	0.00	0.00	0.00	0.00	0.00	0.00
Leverage/Capitalization Ratios:						
Fixed assets to Tangible net worth	1.02	1.04	0.93	1.01	0.85	0.89
Total debt to Tangible net worth	0.16	0.15	0.13	0.13	0.27	0.37
Short-term debt to Total debt	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Short-term debt to Net worth	15.94%	14.81%	13.27%	13.39%	27.06%	36.62%
Total debt to Total assets	13.75%	12.90%	11.72%	11.80%	21.30%	26.80%
Operating Ratios:						
Percent return on Tangible net worth	12.32%	7.18%	26.17%	40.92%	20.56%	10.76%
Percent return on Total assets	10.57%	6.23%	23.08%	36.09%	16.18%	7.87%
Net sales to Net fixed assets	0.40	0.37	0.57	0.80	0.94	0.17
Net sales to Total assets	0.35	0.34	0.46	0.71	0.63	0.11
Percent Depr., Amort. to Net sales	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Percent Officer salaries to Net sales	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total sales to Net worth	0.41	0.39	0.53	0.80	0.80	0.16

Exhibit 26
Northern Pipeline Company, LLC
Calculation of Average Normalized Net Earnings
March 31, 2003

Average Net Earnings:

	Period	Normalized Net Income
	2000	95,082
	2001	116,368
	2002	57,616
	2003	32,952
Total		$ 302,018
Divided by number of years		3.25
Average Normalized Net Earnings		**$ 92,929**

Exhibit 27
Northern Pipeline Company, LLC
Determination of the Net Earnings Discount and Capitalization Rates
March 31, 2003

Safe Rate:	4.84%
Equity Risk Premium:	7.00%
Small Stock Premium:	5.67%
Specific Company Risk:	6.00%
Cash Flow Discount Rate	23.51%
Additional Increment By Which the Net Earnings Discount Rate Exceeds the Net Cash Flow Discount Rate	0%
Net Earnings Discount Rate	23.51%
Less: Long-term growth rate	3.00%
Net Earnings Capitalization Rate for the following year	20.51%
Convert to current year by dividing by one plus growth rate	1.03
Net Earnings Capitalization Rate as of the valuation date	**19.91%**

Exhibit 28
Northern Pipeline Company, LLC
Rate of Return on Tangible Assets
March 31, 2003

	Fair Market Value	Loan %	Loan Amount
Borrowing Capacity:			
Accounts Receivable	$ 166,476	75%	$ 124,857
Fixed assets, less accumulated depreciation	421,666	50%	210,833
Fair Market Value of Borrowable Assets	$ 588,142		
Potential Borrowing Capacity			$ 335,690
Less: Current Interest Bearing Debt			-
Remaining Tangible Borrowing Capacity			$ 335,690
Debt/Equity Mix Applicable to Equity:			
Fair Market Value of Assets	$ 588,142	100.00%	
Portion that can be Borrowed	335,690	57.08%	
Portion to be Financed with Equity	$ 252,452	42.92%	
Rate on Debt:			
Market Borrowing Rate (note a)	6.25%		
1 - effective tax rate of 35%	65.00%		
Required Return on Debt	4.06%	57.08%	2.32%
Required Return on Equity: (note b)	19.00%	42.92%	8.16%
Rate of Return on Tangible Assets:			**10.47%**

a. Borrowing rate was estimated based on the Prime Rate +2%
b. The required rate of return on equity is the rate of return (discount rate of 23.51%) previously developed, reduced to recognize the lesser risk attendant to the smaller investment limited to only tangible assets.

Exhibit 29
Northern Pipeline Company, LLC
Net Tangible Assets
March 31, 2003

Balance Sheet	Book Value	Fair Market Value
Cash	$ 53,200	$ 53,200
Accounts receivable	166,476	166,476
Prepaid expenses	2,614	2,614
Total Current Assets	222,290	222,290
Equipment	56,390	18,582
Accumulated depreciation - equipment	(37,808)	
Pipeline phase 1	246,093	79,981
Accumulated depreciation - Pipeline phase 1	(166,112)	
Pipeline phase 2	551,738	314,804
Accumulated depreciation - Pipeline phase 2	(236,934)	
Pipeline hookups	10,824	8,299
Accumulated depreciation - Pipeline hookups	(2,525)	
Total Fixed Assets	421,666	421,666
Total Assets	$ 643,956	$ 643,956
Accounts payable	$ 18,081	$ 18,081
Trade accounts payable - East	23,506	23,506
Trade accounts payable - Vineyard Oil & Gas	89,359	89,359
Trade accounts payable - Other	37,913	37,913
Other current liabilities	3,733	3,733
Total liabilities	172,592	172,592
Net Tangible Assets	**$ 471,364**	**$ 471,364**

Exhibit 30
Northern Pipeline Company, LLC
Calculation of Estimated Value of Intangible Assets
Using the Excess Earnings Method
March 31, 2003

Average Normalized Net Earnings (**Exhibit 26**)		92,929
Fair Market Value of Company's Net Tangible Assets (**Exhibit 29**)	471,364	
Rate of Return on Tangible Net Assets (**Exhibit 28**)	10.47%	49,352
Excess Earnings		43,577
Excess Earnings Capitalization Rate		20.00%
Indicated Value of Intangible Assets		**$ 217,885**

Exhibit 31
Northern Pipeline Company, LLC
Net Asset Value Method
March 31, 2003

Balance Sheet	**Book Value**	**Fair Market Value**
Cash	$ 53,200	$ 53,200
Accounts receivable	166,476	166,476
Prepaid expenses	2,614	2,614
Total Current Assets	222,290	222,290
Property and Equipment	865,046	421,666
Less: Accumulated depreciation	(443,380)	-
Total Fixed Assets	421,666	421,666
Indicated value of intangible assets	-	217,885
Total Assets	$ 643,956	$ 861,841
Trade accounts payable	$ 168,859	$ 168,859
Other current liabilities	3,733	3,733
Total Current Liabilities	172,592	172,592
Partners' Capital	471,364	689,249
Total Liabilities and Equity	$ 643,956	$ 861,841
Net Asset Value		**$ 689,249**

Exhibit 32
Northern Pipeline Company, LLC
Implied Minority Interest Discount Studies

Year of Buyout	Number of Transactions	Average Premium Paid over Market (%)[a]	Median Premium Paid (%)	Implied Minority Interest Discount (%)[b]
1980	169	49.9	44.6	30.8
1981	166	48.0	41.9	29.5
1982	176	47.4	43.5	30.3
1983	168	37.7	34.0	25.4
1984	199	37.9	34.4	25.6
1985	331	37.1	27.7	21.7
1986	333	38.2	29.9	23.0
1987	237	38.3	30.8	23.5
1988	410	41.9	30.9	23.6
1989	303	41.0	29.0	22.5
1990	175	42.0	32.0	24.2
1991	137	35.1	29.4	22.7
1992	142	41.0	34.7	25.8
1993	173	38.7	33.0	24.8
1994	260	41.9	35.0	25.9
1995	324	44.7	29.2	22.6
1996	381	36.6	27.3	21.5
1997	487	35.7	27.5	21.6
1998	512	40.7	30.1	23.1
1999	723	43.3	34.6	25.7

[SOURCE: *Mergerstat Review 2000*. (Los Angeles: Houlihan Lokey Howard & Zukin, 2001). Discount calculated by Willamette Management Associates and Financial Research, Inc.]

Notes:

a The premium paid over market is a percentage based on the buyout price over the market price of the seller's stock five business days prior to the announcement date.

b Formula: 1- [1 / (1 + Median Premium Paid)].

Exhibit 33
Northern Pipeline Company, LLC
Marketability Discount – Summary of Restricted Stock Studies

Study	Years Covered in Study	Average Discount %
SEC Overall Average[a]	1966-1969	25.8
SEC Nonreporting OTC Companies[a]	1966-1969	32.6
Gelman[b]	1968-1970	33.0
Trout[c]	1968-1972	33.5[i]
Moroney[d]	h	35.6
Maher[e]	1969-1973	35.4
Standard Research Consultants[f]	1978-1982	45.0[i]
Willamette Management Associates[g]	1981-1984	31.2[i]
Silber Study[j]	1981-1989	34.0
FMV Study[k]	1978-April 1992	23.0
Johnson[l]	1991-1995	20.0
MPI[m]	1980-1996	27.0

Notes:

a From "Discounts Involved in Purchases of Common Stock (1966-1969)," *Institutional Investor Study Report of the Securities and Exchange Commission*. H.R. Doc. No. 64, Part 5, 92d Cong., 1st Sess. 1971, pp. 2444-2456.

b From Milton Gelman, "An Economist-Financial Analyst's Approach to Valuing Stock of a Closely Held Company," *Journal of Taxation*, June 1972, pp. 353-354.

c From Robert R. Trout, "Estimation of the Discount Associated with the Transfer of Restricted Securities," *Taxes*, June 1977, pp. 381-385.

d From Robert E. Moroney, "Most Courts Overvalue Closely Held Stocks," *Taxes*, March 1973, pp. 144-154.

e From J. Michael Maher, "Discounts for Lack of Marketability for Closely-Held Business Interests," *Taxes*, September 1976, pp. 562-571.

f From "Revenue Ruling 77-287 Revisited," *SRC Quarterly Reports*, Spring 1983, pp. 1-3.

g From Willamette Management Associates study (unpublished).

h Although the years covered in this study are likely to be 1969-1972, no specific years were given in the published account.

i Median discounts.

j From William L. Silber, "Discounts on Restricted Stock: The Impact of Illiquidity on Stock Prices," *Financial Analysts Journal*, July-August 1991, pp. 60-64.

k Lance S. Hall and Timothy C. Polacek, "Strategies for Obtaining the Largest Discount,' *Estate Planning*, January/February 1994, pp. 38-44. In spite of the long time period covered, this study analyzed only a little over 100 transactions involving companies that were generally not the smallest capitalization companies. It supported the findings of the SEC *Institutional Investor Study* in finding that the discount for lack of marketability was higher for smaller capitalization companies.

l Johnson, Bruce A., "Quantitative Support for Discounts for Lack of Marketability," *Business Valuation Review*, December 1999, pp. 152-155.

m Oliver, Robert P. and Roy H. Meyers, The Management Planning Inc. (MPI) study was published as Chapter 5 in R.F. Reilly and R.P. Schweihs text: *The Handbook of Advanced Business Valuation*, McGraw-Hill, c. 2000.

Exhibit 34
Northern Pipeline Company, LLC
Marketability Discount – Summary of Public Offering Studies
Page 1

Over the past several years, Williamette Management Associates, under direction of Shannon Pratt, has conducted a series of 16 studies comparing private stock transactions to subsequent public offerings of stock in the same companies. The 16 studies covered time periods totaling 20 years. The results of the 16 Williamette studies are summarized below:

Time Period	Number of Companies Analyzed	Number of Transactions Analyzed	Median Discount (%)
1975-1978	17	31	52.5
1979	9	17	62.7
1980-1982	58	113	56.5
1983	85	214	60.7
1984	20	33	73.1
1985	18	25	42.6
1986	47	74	47.4
1987	25	40	43.8
1988	13	19	51.8
1989	9	19	50.3
1990	17	23	48.5
1991	27	34	31.8
1992	36	75	51.7
1993	51	110	53.3
1994	31	48	42.0
1995	42	66	58.7

SOURCE: Williamette Management Associates

Exhibit 34
Northern Pipeline Company, LLC
Marketability Discount – Summary of Public Offering Studies
Page 2

Robert W. Baird & Co. and Emory Business Valuation, LLC, under the direction of John D. Emory, have conducted (9) studies over time periods ranging from 1980 through September of 2000 comparing the prices of closely-held stock transactions, when no public market existed, with prices of subsequent IPOs in the same stocks. The discounts in these studies have ranged from 5 to 90 percent depending upon the degree of risk associated with a particular stock. The results of these studies are summarized below:

Study	# of IPO Prospectuses Reviewed	# of Qualifying Transactions	Discount	
			Mean	Median
1997-2000	1,847	36	48%	44%
1995-1997	732	91	43%	42%
1994-1995	318	46	45%	45%
1992-1993	433	54	45%	44%
1990-1991	266	35	42%	40%
1989-1990	157	23	45%	40%
1987-1989	98	27	45%	45%
1985-1986	130	21	43%	43%
1980-1981	97	13	60%	66%
	4,088 (Total)	346 (Total)	46% (Mean)	43% (Median)

SOURCE: Emory, John D., "The Value of Marketability as Illustrated in Initial Public Offerings of Common Stock," *Business Valuation Review*, September 1997.

Emory, John D., "The Value of a Marketability as Illustrated in Initial Public Offerings of Common Stock May 1997 through December 2000," *Business Valuation Review,* September 2001.